EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ORTHOFIX INTERNATIONAL N.V. (“Orthofix”)

ORTHOFIX HOLDINGS, INC. (“Parent”),

NEW ERA MEDICAL CORP. (“Merger Sub”),

BLACKSTONE MEDICAL, INC. (the “Company”),

The Principal Shareholders of Blackstone Medical, Inc. (the “Principal Shareholders”)

and

William G. Lyons, III (the “Equityholders’ Representative”)

dated as of

August 4, 2006

i

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		69
Section 8.1	Termination.	69
Section 8.2	Effect of Termination.	70
Section 8.3	Amendment.	71
Section 8.4	Waiver.	71

ARTICLE IX INDEMNIFICATION AND ESCROW		71
Section 9.1	Survival of Representations and Warranties.	71
Section 9.2	Indemnification; Remedies.	71
Section 9.3	Escrow Fund.	75
Section 9.4	Calculation of Losses.	75
Section 9.5	Distributions from Escrow Fund to Equity Holders.	75
Section 9.6	Equityholders’ Representative.	76
Section 9.7	Claims upon Escrow Fund.	81
Section 9.8	Objections to Claims upon the Escrow Fund.	82
Section 9.9	Resolution of Claims upon the Escrow Fund.	82
Section 9.10	Third-Party Claims.	82
Section 9.11	Claims other than Upon Escrow Fund.	84
Section 9.12	Other Matters.	84
Section 9.13	Remedy.	85

ARTICLE X MISCELLANEOUS		85
Section 10.1	Tax Allocation.	85
Section 10.2	Returns and Payments.	85
Section 10.3	Contests.	88
Section 10.4	Time of Payment.	88
Section 10.5	Cooperation and Exchange of Information.	89
Section 10.6	Characterization of Payments.	89
Section 10.7	Transfer Taxes.	89

ARTICLE XI MISCELLANEOUS		89
Section 11.1	Fees and Expenses.	89
Section 11.2	Notices.	90
Section 11.3	Reformation/Severability.	92
Section 11.4	Entire Agreement.	93
Section 11.5	Assignment.	93
Section 11.6	Parties in Interest.	93
Section 11.7	Failure or Indulgence Not Waiver; Remedies Cumulative.	93
Section 11.8	Governing Law; Jurisdiction.	93
Section 11.9	Enforcement of Agreement; Specific Performance.	94
Section 11.10	Orthofix Guarantee.	94
Section 11.11	Counterparts.	95
Section 11.12	Post-Closing Covenant.	96

ANNEX I DEFINITIONS		1

EXHIBITS

Exhibit 1-A	List of Employees to Enter into Continuing Employment Agreements
Exhibit 1-B	Form of Continuing Employment Agreement
Exhibit 3.1(b)	Reduction in Total Closing Calculation Amount
Exhibit 3.8(a)	June 30 Statement of Working Capital
Exhibit 6.12	Form of Escrow Agreement
Exhibit 7.2(l)	Optionholder Consent and General Release Agreement
Exhibit 7.2(g)-1	Form of Opinion of Bowditch & Dewey, LLP
Exhibit 7.2(g)-2	Form of Opinion of Greenberg Traurig LLP
Exhibit 7.2(r)	Leases or Agreements to be Assumed
Exhibit 7.2(t)	List of Liens Not Required to be Terminated or Released

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 4, 2006 (this “Agreement”), by and among Orthofix International N.V., a company incorporated under the laws of the Netherlands Antilles (“Orthofix”), Orthofix Holdings, Inc., a Delaware corporation (“Parent”), which is an indirectly wholly-owned subsidiary of Orthofix, New Era Medical Corp., a Massachusetts corporation and a directly wholly-owned subsidiary of Parent (“Merger Sub”), Blackstone Medical, Inc., a Massachusetts corporation (the “Company”), the shareholders of the Company identified on the signature pages hereto under the heading “Principal Shareholders” (each individually, a “Principal Shareholder” and collectively, the “Principal Shareholders”) and William G. Lyons, III (the “Equityholders’ Representative”). Orthofix, Parent, Merger Sub, the Company, the Principal Shareholders and the Equityholders’ Representative are sometimes referred to herein as the “Parties.”

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Massachusetts Business Corporation Act (the “MBCA”), Parent will acquire the Company through a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), which Merger will result in, among other things, the Company becoming a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of Orthofix has (i) determined it is in the best interests of Orthofix and its stockholders for Parent to acquire the Company upon the terms and conditions set forth herein; (ii) adopted and approved this Agreement; and (iii) approved the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Parent has (i) determined it is in the best interests of Parent and its direct and indirect controlling stockholders including Orthofix for Parent to acquire the Company upon the terms and conditions set forth herein; (ii) adopted and approved this Agreement; and (iii) approved the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors and stockholders of Merger Sub have adopted and approved this Agreement and have approved the Merger and the other transactions contemplated by this Agreement in accordance with the MBCA and upon the terms and conditions set forth herein;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that the Merger and the other transactions contemplated by this Agreement are consistent with the long-term strategy of the Company, fair and in the best interests of the shareholders and other security holders (including optionholders) of the Company; (ii) adopted and approved this Agreement; (iii) approved the Merger and the other transactions contemplated hereunder; (iv) directed that this Agreement, the Merger and the other transactions contemplated hereunder be submitted to the Company’s shareholders entitled to vote on such matters for consideration and approval at a meeting or by written consent in accordance with the MBCA; and (v) resolved to recommend and recommended the approval of the Agreement, the Merger and the other transactions contemplated hereunder by the shareholders of the Company in accordance with the MBCA;

WHEREAS, as a condition and inducement to Parent and Merger Sub entering into this Agreement, immediately following the execution and delivery of this Agreement, all of the holders of the shares of Class A Common Stock of the Company have executed and delivered to the Company (execution copies of which have been provided to Parent) a unanimous written consent of such shareholders approving this Agreement, the Merger and the other transactions contemplated hereunder; and

WHEREAS, as a condition and inducement to Parent and Merger Sub entering into this Agreement, concurrently with the execution and delivery of this Agreement, each of the individuals identified on Exhibit 1-A hereto shall have executed and delivered to Parent an employment agreement in the form attached hereto as Exhibit 1-B (“Continuing Employment Agreement”), relating to employment of such individuals with the Surviving Corporation subsequent to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND REFERENCES

Capitalized terms used herein without definition shall have the respective meanings assigned thereto in Annex I attached hereto and incorporated herein for all purposes of this Agreement (such definitions to be equally applicable to both the singular and plural forms of the terms defined). Unless otherwise specified, all references herein to “Articles” or “Sections” are to Articles or Sections of this Agreement. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

ARTICLE II

THE MERGER

Section 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with MBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2    Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the New York, NY offices of Hogan & Hartson L.L.P., as soon as practicable, but in no event later than the fifth (5th) Business Day after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or, if permissible, waiver of those conditions), or at such other place or in such other manner or on such other date as Parent and the Company may mutually agree in writing.  The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” As soon as practicable following the Closing, on the Closing Date, the Parties hereto shall cause articles of merger in the form to be agreed upon by Parent and the Company (the “Articles of Merger”) to be filed with the Secretary of State of the Commonwealth of Massachusetts, in such form as required by, and executed and delivered in accordance with, the relevant provisions of the MBCA (the date and time of the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts, or such later time as is specified in the Articles of Merger and as is agreed to in writing by the Parent and the Company, being the “Effective Time”) and shall make all other filings or recordings required under the MBCA in connection with the Merger.

Section 2.3    Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the MBCA.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.4    Charter; Bylaws. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time and without any further action on the part of the Parties, (a) the Articles of Organization of the Company shall be the Charter of the Surviving Corporation until thereafter amended in accordance with the MBCA, and (b) the Bylaws of the Company shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the MBCA.

Section 2.5    Directors and Officers of the Surviving Corporation. The directors of the Company and persons holding comparable positions with the Subsidiaries of the Company immediately prior to the Effective Time shall submit their resignations to be effective as of the Effective Time. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office until the earlier of his or her resignation or removal or death or until his or her successor is duly elected and qualified, as the case may be, in accordance with the Charter and the Bylaws of the Surviving Corporation and applicable Law. The officers of the Company (other than those who Parent determines shall not remain as officers of the Surviving Corporation) immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office with the Surviving Corporation, in each case until the earlier of his or her resignation or removal or death or until his or her successor is duly elected and qualified, as the case may be, in accordance with the Charter and Bylaws of the Surviving Corporation and applicable Law.

ARTICLE III

CONVERSION OF SECURITIES;
WORKING CAPITAL ADJUSTMENT

Section 3.1    Merger Consideration. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Shareholders:

(a)    Subject to the provisions of this Article III and other applicable provisions, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) automatically shall be cancelled, shall cease to exist and shall no longer be outstanding and shall be converted into the right to receive an amount of cash equal to the Per Share Consideration, payable upon surrender, in the manner provided in Section 3.5, of the certificate that formerly evidenced such share of Company Common Stock. Each share of Company Common Stock issued with respect to options to acquire Company Common Stock that have been exercised prior to the Effective Time shall be treated for purposes of this Agreement as issued and outstanding prior to the Effective Time.

(b)    The “Per Share Consideration” shall equal the quotient of (i) the Total Closing Calculation Amount divided by (ii) the sum of (A) the number of outstanding shares of Company Common Stock as of immediately prior to the Effective Time and (B) the aggregate number of shares of Company Common Stock issuable pursuant to outstanding Vested Stock Options that are In the Money and directly or indirectly convertible into or exercisable or exchangeable for shares of Company Common Stock as of immediately prior to the Effective Time ((A) and (B) collectively, the “Fully Diluted In the Money Total”). The “Total Closing Calculation Amount” shall equal $333,000,000 (A) plus the Aggregate Exercise Price, (B) plus the Aggregate Exercise Proceeds, (C) plus, if the Estimated August 31 Working Capital is greater than $23,000,000, the difference between the Estimated August 31 Working Capital and $23,000,000 and (D) minus the sum of (i) the amount of any Indebtedness of the Company or any Subsidiary of the Company as of the end of the day on August 31, 2006, (ii) the Distributor Trust Fund Amount, and (iii) if the Estimated August 31 Working Capital is less than $23,000,000, the difference between $23,000,000 and the Estimated August 31 Working Capital. The “Merger Consideration” shall equal the amount of the Total Closing Calculation Amount minus the Aggregate Exercise Price. Notwithstanding anything in this Agreement to the contrary, at Closing, neither Parent nor Merger Sub shall be required to pay any amounts in excess of the sum of (x) $333,000,000 plus (y) the Aggregate Exercise Proceeds plus (z) the amount, if any, by which the Estimated August 31 Working Capital is greater than $23,000,000, in the aggregate upon the conversion pursuant to the Merger of all shares of Company Common Stock and In the Money Vested Stock Options.

(c)    A “Stock Option” is any option, warrant, right or other security or instrument (including the Warrants but excluding the Convertible Notes) that is directly or indirectly convertible into or exchangeable or exercisable for shares of Company Common Stock. A “Vested Stock Option” is any Stock Option that is vested as of immediately prior to the Effective Time. An “Unvested Stock Option” is any Stock Option that is not vested as of immediately prior to the Effective Time. A Stock Option is “In the Money” for purposes herein if the exercise or conversion or exchange price per share of Company Common Stock issuable upon exercise or conversion or exchange of such Stock Option is less than (i) the Per Share Consideration reduced by (ii) both the Escrow Per Share Amount and the Equityholders’ Representative Per Share Expense Amount. The “Aggregate Exercise Price” means the aggregate exercise price of all In the Money Vested Stock Options outstanding as of the Effective Time and which are exercisable upon the payment of cash (e.g., all vested stock options and warrants (whether or not exercisable via a cashless exercise provision) that are In the Money). The “Aggregate Exercise Proceeds” means the aggregate cash proceeds actually received by the Company from the exercise of Vested Stock Options during the period beginning on the date of this Agreement and ending on the Effective Time.

Section 3.2    [Intentionally Omitted]

Section 3.3    Stock Options.

(a)    At the Effective Time, each In the Money Vested Stock Option outstanding immediately prior to the Effective Time, including Vested Stock Options outstanding and issued under the Stock Option Plan (the “Employee Options”), and not exercised, shall be cancelled, extinguished and terminated and converted into and become a right following the Closing Date to receive an amount of cash, without interest thereon and less any required withholding taxes, equal to (x) the Per Share Consideration minus (y) the exercise or conversion or exchange price per share of such Vested Stock Option (such amount payable in respect of any share of Company Common Stock into which a Vested Stock Option is convertible or exercisable, the “Option Consideration”), multiplied by the number of shares of Company Common Stock into which such Vested Stock Option is convertible or exercisable or exchangeable immediately prior to the Effective Time. Notwithstanding the foregoing, as soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Article IX, Parent or the Company (as applicable) shall pay to the Escrow Agent, for deposit into the Escrow Fund (in respect of the aggregate Escrow Amount) and the Equityholders’ Representative Expense Fund, as applicable, on behalf of each holder of In the Money Vested Stock Options in respect of each share of Company Common Stock underlying such Vested Stock Options as of immediately prior to the Effective Time, (i) a portion of the Per Share Consideration otherwise payable in respect of such Company Common Stock underlying such Vested Stock Options to such Optionholder by virtue of the Merger equal to the Escrow Per Share Amount for each such share and (ii) the Equityholders’ Representative Per Share Expense Amount, which in each case shall be held by the Escrow Agent as nominee for the holders of In the Money Vested Stock Options converted pursuant to this Section 3.3(a). In the event that, at the Effective Time, the exercise price of any Stock Option (whether vested or unvested) is equal to or greater than the Per Share Consideration reduced by both the Escrow Per Share Amount and the Equityholders’ Representative Per Share Expense Amount, such Stock Option shall be cancelled and terminated without payment therefor and have no further force or effect. Immediately prior to the Effective Time, all Unvested Stock Options shall be cancelled and terminated without payment therefor and have no further force or effect.

(b)    As soon as practicable following the date of this Agreement, the Company shall (i) take all actions necessary to cause thirty percent (30%) of all Stock Options that are unvested as of the date of this Agreement to vest effective immediately prior to the Effective Time, and to give the holders of such Stock Options the right to exercise such Stock Options effective immediately prior to the Effective Time; (ii) notify each holder of Stock Options that are unvested as of the date of this Agreement of such vesting and such right to exercise; and (iii) use its Commercially Reasonable Efforts to obtain the written consent contemplated by Section 6.17 in the form attached hereto as Exhibit 7.2(r) of each such holder of Stock Options that are unvested as of the date of this Agreement; provided, however, that any vesting of Stock Options and related right to exercise such vested Stock Options pursuant to this Section 3.3(b) shall be conditioned on (A) receipt of a written consent as contemplated by Section 6.17 in the form attached hereto as Exhibit 7.2(l) by the holder of such Stock Option and (B) the occurrence of the Effective Time (i.e., consummation of the Merger). For the avoidance of doubt, the accelerated vesting described in subsection (i) of this Section 3.3(b) shall occur on a pro rata basis with respect to each holder of unvested Stock Options, such that 30% of the Stock Options granted to each such holder on any grant date prior to the date of this Agreement that are unvested as of the date of this Agreement shall become conditionally vested as described in this Section 3.3(b).

(c)    Prior to the Effective Time, the Company shall take all actions necessary to, effective as of the Effective Time, terminate the Stock Option Plan so that on and after the Effective Time no employee or other service provider of the Company or any of its Subsidiaries or any participant under the Stock Option Plan shall have any Employee Option to purchase shares of Company Common Stock or any other equity interest in the Company (in each case, without the creation of any additional liability of the Company or any of its Subsidiaries).

Section 3.4    Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become 80 validly issued, fully paid and nonassessable share(s) of Class A Common Stock, no par value per share, of the Surviving Corporation and 190 validly issued, fully paid and nonassessable share(s) of Class B Common Stock, no par value per share, of the Surviving Corporation and shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation. Each stock certificate representing any shares of Merger Sub Common Stock shall continue after the Effective Time to represent ownership of such shares of capital stock of the Surviving Corporation.

Section 3.5    Surrender and Exchange of Certificates.

(a)    Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the paying agent in the Merger (the “Paying Agent”).

(b)    Parent to Provide Per Share Consideration. On or before the Closing Date, Parent shall deposit with the Paying Agent cash necessary to pay all holders of shares of the Company Common Stock (other than Dissenting Shares) the Per Share Consideration less the sum of (x) the Escrow Per Share Amount to be deposited into an escrow fund (the “Escrow Fund”) for each such share and (y) the Equityholders’ Representative Per Share Expense Amount to be deposited into an escrow fund (the “Equityholders’ Representative Expense Fund”) for each such share, in each case pursuant to the requirements of subsection (c) hereof and Article IX. At any time following twelve (12) months after the Effective Time, all cash deposited with the Paying Agent pursuant to this Section 3.5(b), excluding the Escrow Fund and the Equityholders’ Representative Expense Fund, which remains undistributed to the holders of the Certificates representing shares of Company Common Stock, shall be delivered to Parent upon demand, and thereafter such holders of unexchanged shares of Company Common Stock shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration for payment upon due surrender of their Certificates.

(c)    Exchange Procedures. Prior to the Closing, the Company shall cause to be mailed or delivered to each holder of record of a certificate or certificates (the “Certificates”) that will represent as of the Effective Time the outstanding shares of Company Common Stock to be exchanged pursuant to Section 3.1, a letter of transmittal in a form reasonably acceptable to the Company and Parent (the “Transmittal Letter”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent at or after the Effective Time and shall contain instructions for use in effecting the surrender of the Certificates in exchange for the payment of the Per Share Consideration therefor. Upon surrender of a Certificate to the Paying Agent, together with a Transmittal Letter, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor payment of the Per Share Consideration which such holder has the right to receive pursuant to Section 3.1 (less the amount, if any, of the Per Share Consideration to be deposited in the Escrow Fund and the Equityholders’ Representative Expense Fund pursuant to Article IX), after giving effect to any required withholdings, and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Closing, the Surviving Corporation shall cause to be mailed or delivered to each holder of record of a Certificate representing outstanding shares of Company Common Stock as of the Effective Time a Transmittal Letter if reasonably requested by such holder or by the Equityholders’ Representative. On or before the Closing Date, and subject to and in accordance with the provisions of Article IX, Parent shall pay to the Escrow Agent (as defined in Article IX), for deposit into the Escrow Fund and the Equityholders’ Representative Expense Fund in respect of each share of Company Common Stock held by such Shareholder immediately prior to the Effective Time, a portion of the Per Share Consideration otherwise payable to such Shareholder by virtue of the Merger equal to the Escrow Per Share Amount plus the Equityholders’ Representative Per Share Expense Amount applicable to each such share. The Escrow Fund and the Equityholders’ Representative Expense Fund shall be held in escrow and, as provided in Article IX, shall be available, in the case of the Escrow Fund, to compensate Parent Indemnified Persons and, in the case of the Equityholders’ Representative Expense Fund, to reimburse the Equityholders’ Representative and shall otherwise be distributed pursuant to Section 9.5 to the holders of Certificates and In the Money Vested Stock Options cancelled pursuant to Article III.

(d)    Escrow Amount. The “Escrow Per Share Amount” shall be equal to the quotient of (x) $49,950,000 divided by (y) the Fully Diluted In the Money Total. The “Escrow Amount” shall initially be $49,950,000, and shall be reduced from time to time in accordance with Article IX, and shall be increased from time to time by the amount of any interest, dividends, earnings and other income on such amount. The “Equityholders’ Representative Expense Amount” shall be $250,000, and shall be increased from time to time by the amount of any interest, dividends, earnings and other income on such amount. The Equityholders’ Representative Per Share Expense Amount is defined in Annex I hereto.

(e)    Payment to Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate surrendered in exchange therefor is registered, it will be a condition to such payment that (i) the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer, and (ii) the Person requesting such exchange will have paid any transfer or other Taxes required by reason of such payment in a name other than the registered holder of the Certificate surrendered or established to the satisfaction of Parent, or any agent designated by Parent, that such Tax has been paid or is not applicable.

(f)    No Liability. Notwithstanding anything to the contrary in this Agreement, none of the Paying Agent, Parent, Merger Sub or the Surviving Corporation (or any Affiliate thereof) shall be liable to a holder of a Certificate for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which the Per Share Consideration in respect of the shares represented by such Certificate would otherwise escheat to or become the property of any Governmental Authority), any Per Share Consideration or other shares, cash, dividends, distributions or other things of value in respect of the shares represented by such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person, whether previously entitled thereto or not.

(g)    Withholding of Tax. Notwithstanding anything to the contrary in this Agreement, Parent or the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Equity Holder such amounts as Parent (or any Affiliate thereof) or the Paying Agent shall determine in good faith they are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Laws relating to Taxes. Such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Equity Holders in respect of which such deduction and withholding was made by Parent or Paying Agent. In the event that such withheld amounts are determined to be greater than the amount that Parent (or any Affiliate thereof) or the Paying Agent, as applicable, was required to withhold, the withholding party shall promptly pay to Equity Holders any such excess withheld amounts.

Section 3.6    Further Ownership Rights in Company Common Stock. The Per Share Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article III (including the per share amounts paid into the Escrow Fund and Equityholders’ Representative Expense Fund pursuant to this Article III and Article IX) shall be in full satisfaction of all rights pertaining to such Company Common Stock (including any rights to receive accumulated but undeclared dividends on such Company Common Stock, if any). At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Surviving Corporation. From and after the Effective Time, the holders of Certificates representing ownership of shares of Company Common Stock outstanding shall cease to have any rights with respect to such shares of Company Common Stock (including any rights to receive accumulated but undeclared dividends on such Company Common Stock, if any) except as otherwise provided for herein. If, after the Effective Time, Certificates are presented to the Parent or the Surviving Corporation (or any Affiliate thereof) for any reason, they shall be cancelled and exchanged as provided in this Article III.

Section 3.7    Lost, Stolen or Destroyed Certificates. In the event any Certificates representing Company Common Stock shall have been lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an acceptable affidavit of that fact by the holder thereof and the delivery of such other documents reasonably requested by the Paying Agent, the applicable Per Share Consideration (less the amount, if any, of the Per Share Consideration to be deposited in the Escrow Fund and the Equityholders’ Representative Expense Fund pursuant to Article IX); provided, however, that Parent may, in its sole discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed certificates (i) to execute and deliver an indemnity agreement with respect to such Certificate in the form reasonably specified by Parent, and that is reasonably acceptable to the Company, prior to the Effective Time, and (ii) in the case of any such Certificate representing more than $50,000 of Company Common Stock, to post a bond in such reasonable amount and on such customary terms as Parent may direct as indemnity against any claim that may be made against Parent or the Paying Agent with respect to such Certificate.

Section 3.8    Working Capital Adjustment.

(a)    Not later than the earlier of (i) September 15, 2006 or (ii) three (3) Business Days prior to the scheduled Closing Date, the Company shall deliver to Parent a schedule (the “Estimated Working Capital Schedule”) summarizing the Company’s good faith estimate of the Working Capital, reduced by the amount of the Aggregate Exercise Proceeds, of the Company and its Subsidiaries as of the end of the day on August 31, 2006 (such estimated Working Capital, reduced by the amount of the Aggregate Exercise Proceeds, being the “Estimated August 31 Working Capital”). The Company shall prepare the Estimated Working Capital Schedule using the same accounting policies, methodologies, practices and assumptions as used in the preparation of the Statement of Working Capital as of June 30, 2006 attached hereto as Exhibit 3.8(a) (the “June 30 Statement of Working Capital”), which the Company (after reasonable consultation with Parent or its designee) is delivering to Parent concurrently with the execution and delivery of this Agreement. The Company shall provide Parent with such information as Parent may reasonably request to verify the Estimated Working Capital Schedule. The Total Closing Calculation Amount shall be adjusted pursuant to the definition of Total Closing Calculation Amount in Section 3.1(b) either (x) upward by the amount the Estimated August 31 Working Capital is greater than $$23,000,000, or (y) downward by the amount the Estimated August 31 Working Capital is less than $23,000,000 (such adjustment being the “Estimated Working Capital Adjustment”).

(b)    As promptly as practicable, and in any event within 60 days, following the Effective Time, Parent shall deliver to the Equityholders’ Representative a schedule (the “Final Working Capital Schedule”) with reasonable supporting detail summarizing Parent’s calculation of the Working Capital of the Company and its Subsidiaries as of the end of the day on August 31, 2006 (such Working Capital, subject to potential adjustments in accordance with Section 3.8(c) and as reduced by the amount of the Aggregate Exercise Proceeds, being the “Final August 31 Working Capital”). Parent shall prepare the Final Working Capital Schedule using the same accounting policies, methodologies, practices and assumptions as used in the preparation of the June 30 Statement of Working Capital. Parent shall provide the Equityholders’ Representative with such information as the Equityholders’ Representative may reasonably request to verify the Final Working Capital Schedule.

(c)    The Equityholders’ Representative may dispute any amounts reflected on the Final Working Capital Schedule, but only on the basis that the Final Working Capital Schedule has not been prepared using the same accounting policies, methodologies, practices (including correct mathematical practices) and assumptions as used in preparing the June 30 Statement of Working Capital; provided, however, that the Equityholders’ Representative shall have notified Parent in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) days of Parent’s delivery of the Final Working Capital Schedule to the Equityholders’ Representative. (For the avoidance of doubt, the Equityholders’ Representative may dispute any amounts reflected on the Final Working Capital Schedule on the basis that the Final Working Capital Schedule contains mathematical errors that were not contained on the June 30 Statement of Working Capital.) In the event of such a dispute, the Equityholders’ Representative and Parent shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Equityholders’ Representative and Parent. If the Equityholders’ Representative and Parent are unable to reach a resolution with such effect within fifteen (15) business days after receipt by Parent of the Equityholders’ Representative’s written notice of dispute, either the Equityholders’ Representative or Parent shall have the right, upon delivery of written notice to the other Party, to submit the items remaining in dispute for resolution by a Qualified Accountant, which shall, within thirty (30) days after such submission, deliver a report to Parent and the Equityholders’ Representative setting forth the resolution of such disputed items and the adjustment, if any, to be made to the Final August 31 Working Capital, and such report shall be final, binding and conclusive on the Equityholders’ Representative and Parent, absent fraud or willful misconduct. The Equityholders’ Representative shall pay any fees and expenses of the Qualified Accountant, provided, however, that if the Final August 31 Working Capital determined by the Qualified Accountant in any examination conducted pursuant to this Section 3.8(c) is more than $100,000 greater than Parent’s calculation of the Final August 31 Working Capital as set forth on the Final Working Capital Schedule, Parent shall pay all of the fees and expenses of the Qualified Accountant incurred in connection with such examination. In acting under this Agreement, the Qualified Accountant shall be entitled to the privileges and immunities of arbitrators.

(d)    If the Final August 31 Working Capital is less than the Estimated August 31 Working Capital, the amount of the difference between the Estimated August 31 Working Capital and the Final August 31 Working Capital shall be subject to indemnification by the Equity Holders from the Escrow Fund as provided in Section 9.5. If the Final August 31 Working Capital is greater than the Estimated August 31 Working Capital, the amount of the difference between the Final August 31 Working Capital and the Estimated August 31 Working Capital shall be paid by Parent to the Equityholders’ Representative on behalf of the Equity Holders within five (5) business days of the final determination of the Final August 31 Working Capital to be distributed to each Equity Holder by the Equityholders’ Representative in an amount equal to the product of (i) the quotient of (x) such difference divided by (y) the Fully Diluted In the Money Total multiplied by (ii) the sum of (A) the number of shares of Company Common Stock exchanged and converted by such Equity Holder pursuant to Section 3.5(c) and (B) the number of In the Money Vested Stock Options held by such Equity Holder immediately prior to the Effective Time and cancelled pursuant to Section 3.3(a).

Section 3.9    Equity Holder (other than Principal Shareholders) Approval. By virtue of the Shareholder Approval and receipt of and right to receive the Per Share Consideration or Option Consideration, as the case may be, by any Equity Holder other than the Principal Shareholders, the Equity Holders, other than the Principal Shareholders, (i) are deemed to have agreed to be bound by and subject to all provisions of this Agreement applicable to the Company Common Stock and Stock Options, as the case may be, and the Equity Holders, including without limitation the approval of the Equityholders’ Representative, the Escrow Amount, the Escrow Per Share Amount, the Per Share Consideration, the Equityholders’ Representative Per Share Expense Amount and the disposition pursuant to this Agreement and the Escrow Agreement of the funds from the Escrow Fund and from the Equityholders’ Representative Expense Fund and the Option Consideration, (ii) consent to this Agreement, the Merger and the other transactions contemplated hereby and (iii) in the case of Optionholders, hereby release the Company, Parent and the Surviving Corporation from any liability arising from any Claim or allegation by such Optionholder that after the Effective Time any Stock Option entitles such Optionholder to anything other than the Option Consideration.

ARTICLE IV

REPRESENTATIONS AND
WARRANTIES OF THE COMPANY
AND THE PRINCIPAL SHAREHOLDERS

The Principal Shareholders, jointly and severally as among the Principal Shareholders, hereby, and the Company hereby, represent and warrant to Parent and Merger Sub as follows:

Section 4.1    Organization and Qualification; Subsidiaries.

(a)    The Company is a corporation duly organized, validly existing and in good standing under Massachusetts law and has all the requisite power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, waivers, qualifications, certificates, Orders (as defined herein) and approvals (collectively, “Approvals”) necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to possess any such Approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)    Each Subsidiary of the Company is a legal entity, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization and has all the requisite power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Subsidiary of the Company is in possession of all Approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to possess any such Approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Subsidiary. Each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Subsidiary.

(c)    Section 4.1(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all of the Company’s directly and indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary, the jurisdictions in which such Subsidiary is qualified or licensed to do business as a foreign corporation and the percentage of each Subsidiary’s outstanding capital stock or other equity or other interest owned by the Company or another Subsidiary of the Company. Except as set forth in Section 4.1(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, directly or indirectly, any equity or similar interest in, any Person.

Section 4.2    Charter and Bylaws. The Company has heretofore furnished to Parent a true and complete copy of each of its and each of its Subsidiaries’ Charter and Bylaws or equivalent organizational documents, as modified, supplemented, amended or restated to the date hereof. Such Charter and Bylaws and equivalent organizational documents of the Company and each of its Subsidiaries are in full force and effect, and no other organizational documents are applicable to or binding upon the Company or its Subsidiaries. None of such Charter or Bylaws or equivalent organizational documents prohibits the holders of Company Common Stock from validly acting by written consent in lieu of a meeting.

Section 4.3    Capitalization.

(a)    The authorized stock of the Company consists of 27,000,000 shares of Company Common Stock, of which 8,000,000 shares have been designated Class A Common Stock, and 19,000,000 shares have been designated Class B Common Stock. The Board of Directors of the Company has taken all action necessary to rescind any board resolution or action that would be inconsistent with the prior sentence. As of the date hereof, (i) 7,743,065.55 shares of Class A Common Stock were issued and outstanding, (ii) 3,908,561 shares of Class B Common Stock were issued and outstanding and 2,299,950 shares of Class B Common Stock were duly reserved for future issuance pursuant to Stock Options outstanding as of the date hereof (the “Outstanding Stock Options”), and (iii) no shares of Company Common Stock were owned beneficially or of record by the Company or any of its Subsidiaries. Section 4.3(a) of the Company Disclosure Schedule sets forth a correct and complete list of the name and address of each holder of Class A Common Stock and Class B Common Stock and the number of shares of each such Class held by such holder. Assuming all shares of Class A Common Stock that are exchangeable for shares of Class B Common Stock pursuant to rights granted or purported to be granted pursuant to resolutions of the Board of Directors of the Company dated January 1, 2001, 7,639,888 shares of Class B Common Stock would be issued as a result of such exchange and 76,398.88 shares of Class A Common Stock would be cancelled as a result of such exchange. Section 4.3(a) of the Company Disclosure Schedule identifies by issuance date and Board resolution the shares of Class A Common Stock that are exchangeable pursuant to such rights and the number and holder of all such shares. None of the outstanding shares of Company Common Stock are subject to, nor were they issued in violation of, any purchase option, call option, right of first refusal or offer, voting trust or similar arrangement, preemptive right, subscription right or any similar right. Except as set forth above, no shares of voting or non-voting capital stock, other equity interests, or other voting securities of the Company are issued, reserved for issuance or outstanding. All Employee Options outstanding as of the date hereof were granted in accordance with the Stock Option Plan. Section 4.3(a) of the Company Disclosure Schedule sets forth a correct and complete list of each Employee Option, Stock Option or other right to purchase Company Common Stock or other capital stock of the Company, if any, outstanding as of the date hereof, together with the name and address of the holder thereof, the number of shares of Company Common Stock or any other capital stock of the Company subject to such option, warrant or right, the extent to which such option, warrant or right is vested and/or exercisable, the date of grant or issuance, the exercise price (and, in the case of Employee Options, whether such option is a non-qualified stock option or an incentive stock option), and the expiration date of each such option, warrant and right, and the total number of such options, warrants and rights. There are no Stock Options for any class of Company Common Stock other than Class B Common Stock. Other than Option Consideration, no Vested Stock Option shall entitle the holder thereof to receive anything after the Merger in respect of such Stock Option. No Unvested Stock Option shall entitle the holder thereof to receive any consideration at or at any time after the Effective Time in respect of such Unvested Stock Option. All outstanding shares of Company Common Stock are, and all shares which may be issued upon the exercise of Stock Options will be duly authorized, validly issued, fully paid and nonassessable and not subject to any purchase option, call option, right of first refusal or offer, voting trust or similar arrangement, preemptive right, subscription right or similar right. The Warrants are duly authorized and validly issued. Except for the Company Common Stock, there are no bonds, debentures, notes, other Indebtedness or any other securities of the Company with voting rights (or convertible into, or exchangeable for, securities with voting rights) on any matters on which Shareholders may vote. All recapitalizations, stock splits, stock combinations and the like (including the stock splits identified in Section 4.3(a) of the Company Disclosure Schedule) of the Company Common Stock have been effected in accordance with the Company’s Charter, Bylaws and the MBCA.

(b)    Section 4.3(b) of the Company Disclosure Schedule sets forth the number of authorized and outstanding shares of capital stock, and ownership thereof, of each of the Company’s Subsidiaries. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized, validly issued, fully paid and nonassessable, are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right, and are owned, of record and beneficially, by the Company or one of its direct or indirect Subsidiaries, free and clear of all Liens whatsoever. There are no restrictions of any kind which prevent the payment of dividends or distributions by any of the Company’s Subsidiaries, and neither the Company nor any of its Subsidiaries is subject to any obligation or requirement to provide funds for or to make any investment (including in the form of a loan or capital contribution) to or in any Person.

(c)    Except as identified in Section 4.3(a) of the Company Disclosure Schedule, there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or Contracts or obligations of any kind (contingent or otherwise) to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its Subsidiaries (contingent or otherwise) to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) of the Company or its Subsidiaries. There are no stock-appreciation rights, stock-based performance units, “phantom” stock rights or other Contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or any of its Subsidiaries or any of their businesses or assets or calculated in accordance therewith (other than ordinary course payments or commissions to sales representatives or distributors of the Company based upon revenues generated by them without augmentation as a result of the transactions contemplated hereby) (collectively, “Stock-Based Rights”) or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or which otherwise relate to the registration of any securities of the Company. Except as set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no voting trusts, proxies or other Contracts of any character to which the Company or any of its Subsidiaries or, to the Knowledge (as defined herein) of the Company, any of the Company’s Shareholders is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or similar interests of the Company or any of its Subsidiaries.

(d)    As of the date hereof, the Convertible Notes (including all principal and accrued interest thereon) are convertible into 516,000 shares of Class B Common Stock and such Convertible Notes shall remain convertible until the Effective Time unless otherwise converted or repaid and the shares of Class B Common Stock issued upon conversion of the Convertible Notes shall be duly authorized for issuance to the holders of the Convertible Notes, and if and when issued and delivered by the Company pursuant to the terms of the Convertible Notes, will be validly issued, fully paid and non-assessable. The issuance of the Class B Common Stock upon conversion of the Convertible Notes is not subject to preemptive or other similar rights of any securityholder of the Company, except as have been waived. The Convertible Notes have been duly authorized and are validly issued by the Company and are binding obligations of the Company.

Section 4.4    Authority; Enforceability. The Company has all necessary corporate power and authority to execute and deliver this Agreement, each Related Agreement to which it is a party and each instrument required to be executed and delivered by it at the Closing, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each Related Agreement, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby, have been approved by the Company’s Board of Directors, duly and validly authorized by all corporate action and no other corporate proceedings on the part of the Company or its Shareholders (other than the Shareholder Approval and delivery of notice to holders of Class B Common Stock described in Section 4.5) are necessary to authorize this Agreement or any Related Agreement to which it is a party or to perform the Company’s obligations hereunder or thereunder or to consummate the transactions so contemplated. Each of this Agreement and the Related Agreements to which it is a party has been duly and validly executed and delivered by the Company and each Principal Shareholder, assuming the due authorization, execution and delivery thereof by Orthofix, Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company and each Principal Shareholder enforceable against the Company and each Principal Shareholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

Section 4.5    Required Vote. The Board of Directors of the Company has, at a meeting duly called and held prior to the execution and delivery of this Agreement, unanimously (i) determined that the Merger and the other transactions contemplated by this Agreement are consistent with the long-term strategy of the Company and in the best interests of the shareholders and other security holders (including optionholders) of the Company; (ii) adopted and approved this Agreement; (iii) approved the Merger and the other transactions contemplated hereunder; (iv) directed that this Agreement, the Merger and the other transactions contemplated hereunder be submitted to the Shareholders entitled to vote on such matters for consideration and approval at a meeting or by written consent in accordance with the MBCA; and (v) resolved to recommend and recommended the approval of this Agreement, the Merger and the other transactions contemplated hereunder by the Shareholders in accordance with the MBCA. The affirmative vote of holders of at least two-thirds of the outstanding shares of Class A Common Stock voting as a class (the “Shareholder Approval”), and the delivery of notice to holders of Class B Common Stock, are the only votes, approvals or other corporate actions of the Company or the holders of any class or series of Company Common Stock necessary to approve, authorize and adopt this Agreement, the Related Agreements, the Merger and the other transactions contemplated hereby and thereby and to consummate the Merger. After receipt of the Shareholder Approval, and the delivery of notice to holders of Class B Common Stock, no vote, approval or other corporate action on the part of any holder of any capital stock or other security of the Company is required to approve or adopt this Agreement, the Related Agreements, the Merger and the other transactions contemplated hereby and thereby and to perform the Company’s and the Principal Shareholders’ obligations hereunder and thereunder and to consummate the Merger. The Shareholder Approval has been obtained by the unanimous written consent of the holders of Class A Common Stock and shall be delivered to Parent immediately following the execution and delivery of this Agreement. No vote, consent, approval or authorization is required by the holders of Class B Common Stock, the Optionholders or the holders of the Convertible Notes to approve, authorize and adopt this Agreement, the Related Agreements, the Merger and the other transactions contemplated hereby and thereby and to consummate the Merger. No Shareholder is entitled to dissenter’s and/or appraisal rights or to obtain payment of the fair value of such Shareholder’s shares of Company Common Stock pursuant to the exercise of such rights under the MBCA, including Section 13.02 of the MBCA, or otherwise, in connection with the Merger or the other transactions contemplated by this Agreement or the other Related Agreements.

Section 4.6    No Conflict; Required Filings and Consents.

(a)    The execution and delivery by the Company or any of the Principal Shareholders of this Agreement, the Related Agreements to which it or any of them is a party or any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries or any of the Principal Shareholders do not, and the performance of this Agreement, the Related Agreements to which it or he is a party or any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries or any of the Principal Shareholders, shall not, (i) conflict with or violate the Charter or Bylaws or equivalent organizational documents of the Company or any of its Subsidiaries, (ii) subject to the filings and other matters referred to in Section 4.6(b), conflict with or violate in any material respect any Law or Order in each case applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties, rights or assets is bound or affected, or (iii) assuming the receipt by the Company of the Approvals referred to in Section 4.6(a) and Section 4.6(b) of the Company Disclosure Schedule, result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the termination of any Material Contract or in the creation of a material Lien on any of the properties, rights or assets of the Company or any of its Subsidiaries pursuant to, any bond, indenture, Contract, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties, rights or assets is bound or affected, except as set forth in Section 4.6(a) of the Company Disclosure Schedule.

(b)    The execution and delivery by the Company or any of the Principal Shareholders of this Agreement, the Related Agreements to which it is a party or any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries or any of the Principal Shareholders at the Closing do not, and the performance of this Agreement, any Related Agreement to which it or any of them is a party and any instrument required by this Agreement to be executed and delivered by the Company or any of its Subsidiaries or any of the Principal Shareholders at the Closing, shall not, require the Company or any of its Subsidiaries to, except as set forth in Section 4.6(a) or 4.6(b) of the Company Disclosure Schedule, obtain any Approval of any Person, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except for (A) compliance with applicable requirements of the pre-merger notification requirements of the HSR Act, and any applicable Foreign Competition Laws, (B) the Shareholder Approval, and (C) the filing and acceptance for record of the Articles of Merger in accordance with the MBCA.

Section 4.7    Material Contracts.

(a)    Section 4.7(a)-1 of the Company Disclosure Schedule sets forth a true and complete list, and if oral, an accurate and complete summary, of all Contracts to which the Company or any of its Subsidiaries is a party or by which any of them or their properties, rights or assets are bound as of the date hereof which are material to the Company or its Subsidiaries or the operation of their respective businesses as conducted or as planned by the Company or any of its Subsidiaries to be conducted as of the date hereof (collectively, together with those entered into after the date hereof, “Material Contracts”), including, the following Contracts:

(i)    employment Contracts, consulting Contracts or sales and distributor Contracts with any employee, consultant, sales representative, distributor or other agent of the Company or any of its Subsidiaries, and all severance, change in control or similar Contracts with any current or former Shareholders, directors, officers, employees, consultants, sales representatives, distributors or other agents of the Company or any of its Subsidiaries that would result in any obligation (absolute or contingent) of the Company or any of its Subsidiaries to make any payment to any current or former Shareholders, directors, officers, employees, consultants, sales representatives, distributors or other agents of the Company following either the consummation of the transactions contemplated hereby, termination of employment (or the relevant relationship), or both;

(ii)    labor or collective bargaining Contracts (if any);

(iii)   any Contract reasonably likely to involve revenues, receipts, expenditures or liabilities in excess of $750,000 per annum or $1,000,000 in the aggregate, which is not cancelable by the Company (without penalty, cost or other liability) upon 30 days’ notice;

(iv)   promissory notes, loans, indentures, evidences of Indebtedness or other instruments and Contracts relating to the borrowing or lending of money, whether as borrower, lender or guarantor, in each case, relating to Indebtedness or obligations in excess of $10,000;

(v)    any interest rate swaps, caps, floors or option Contracts or any other interest rate risk management arrangement or foreign exchange Contracts;

(vi)   Contracts containing any limitation on the freedom of the Company or any of its Subsidiaries or Affiliates (or which after the Effective Time purport to limit or would limit the freedom of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates) to engage in any line of business or compete with any Person or operate at any location in the world or to change sales quotas or targets under any Contracts with distributors, sales representatives, or other agents;

(vii)   joint venture or partnership agreements or joint development, distribution or similar Contracts pursuant to which any third party is entitled or obligated to develop or distribute any Products or provide any services on behalf of the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries is entitled or obligated to develop, manufacture, supply, process, produce or distribute any Products or provide any services on behalf of any third party;

(viii)         Contracts for the acquisition, directly or indirectly (by merger or otherwise) of assets (whether tangible or intangible), including any capital stock of another Person, for consideration in excess of $100,000, but excluding purchase orders for routine supplies or inventory entered into in the ordinary course of business;

(ix)    Contracts involving the issuance or repurchase of any capital stock of the Company or any of its Subsidiaries (including newly formed Subsidiaries), other than, with respect to the issuance of Company Common Stock, the options or warrants listed in Section 4.3(a) of the Company Disclosure Schedule;

(x)    performance or payment guarantees, keep well arrangements and other similar credit support obligations or arrangements;

(xi)    leases or subleases in respect of (A) any Real Property or (B) any material rights, assets or property (for the avoidance of doubt not including purchases of advertising space);

(xii)   Contracts under which the Company or any of its Subsidiaries has granted or received exclusive rights or another party processes, produces or manufactures, or will process, produce or manufacture, Products;

(xiii)          Contracts concerning Intellectual Property;

(xiv)         Contracts which would be “material contracts” under Rule 601 of Regulation S-K of the SEC;

(xv)          Shareholders’ rights plan or agreement, “poison pill” or similar plan or Contract;

(xvi)         Contracts for which the primary purpose is the non-disclosure of confidential information;

(xvii)        Contracts for the conduct of research into spinal, orthopedic or other medical topics; and

(xviii)       Contracts providing for clinical trials.

Except as set forth in Section 4.7(a)-1 of the Company Disclosure Schedule, true and complete copies of all Material Contracts have been delivered to Parent by the Company. Section 4.7(a)-2 of the Company Disclosure Schedule separately sets forth a true and complete list of all Contracts that would purport to bind Parent or any of its Affiliates (other than the Company, the Surviving Corporation or its Subsidiaries) following the consummation of the Merger.

(b)    Except as set forth in Section 4.7(b) of the Company Disclosure Schedule, other than Material Contracts that have terminated or expired in accordance with their terms, each Material Contract is in full force and effect, is a valid and binding obligation of the Company or such Subsidiary and of each other party thereto and is enforceable, in accordance with its terms, against the Company or such Subsidiary and against each other party thereto, and such Material Contracts will continue to be valid, binding and enforceable in accordance with their respective terms against the Company or such Subsidiary and, to the Knowledge of the Company and the Principal Shareholders, of each other party thereto, and in full force and effect immediately following the consummation of the transactions contemplated hereby, with no alteration or acceleration or increase in fees or liabilities, payments, obligations or burdens. Neither the Company nor any of its Subsidiaries is alleged to be and no other party is or is alleged to be in default under, or in material breach or material violation of, any Material Contract and, to the Knowledge of the Company, no event has occurred which, with the giving of notice or passage of time or both, would constitute such a default, material breach or material violation. The Berkeley Agreement has been terminated in accordance with its terms and neither the Company nor any Subsidiary of the Company has any further liability or performance or other obligations of any kind thereunder. The Company’s execution, delivery and performance of the Nanotherapeutics Agreement or any other agreements relating to biologics products did not cause or result in any breach of or default under the Berkeley Agreement. No break-up or other similar fee is due or owing by the Company or any Subsidiary thereof in connection with any prior negotiations, discussions or arrangements regarding a transaction, similar to the Merger or otherwise or other Contract.

Section 4.8    Compliance. The Company and each of its Subsidiaries are in compliance with, and are not in default or violation of, (a) the Charter and Bylaws of the Company or the equivalent organizational documents of such Subsidiary, (b) any Law or Order by which the Company, any Subsidiary or any of their respective properties, rights or assets are bound or affected, and (c) the terms of all bonds, indentures, Contracts, permits, franchises and other instruments or obligations to which any of them are a party or by which any of them or any of their respective properties, rights or assets are bound or affected, except in the case of clauses (b) and (c) for immaterial noncompliance, defaults or violations. The Company and its Subsidiaries are in material compliance with the terms of all applicable Approvals. Except as set forth in Section 4.8 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received notice of any revocation or modification of any Approval of any Governmental Authority or that the Company is not in compliance with any Approval or any Law or Order.

Section 4.9    Financial Statements.

(a)    Section 4.9(a) of the Company Disclosure Schedule contains true and complete copies of (i) the audited consolidated balance sheet of the Company as of December 31, 2004 and 2005, the related audited consolidated statements of income, shareholders' equity and cash flows of the Company for the fiscal years then ended, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s accountants (collectively referred to herein as the “Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company as of June 30, 2006 and the related consolidated statement of income for the six months then ended (collectively referred to herein as the “Interim Financial Statements”). Except as set forth in Section 4.9(a) of the Company Disclosure Schedule, the Financial Statements and the Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Company and its Subsidiaries, (ii) present fairly the consolidated financial condition and results of operations of the Company and its Subsidiaries as of the dates thereof or for the periods covered thereby, subject, in the case of the Interim Financial Statements, to normal and recurring year-end audit adjustments that will not be material in amount and the absence of footnotes, (iii) have been prepared in accordance with GAAP applied on a basis consistent with the past practices of the Company and its Subsidiaries and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary to present fairly the consolidated financial condition of the Company and its Subsidiaries and the results of the operations of the Company and its Subsidiaries as of the dates thereof or for the periods covered thereby.

(b)    Except as set forth in Section 4.9(b) of the Company Disclosure Schedule, the Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. Except as set forth in Section 4.9(b) of the Company Disclosure Schedule, the Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 4.9(b) of the Company Disclosure Schedule lists, and the Company has provided to Parent complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating such internal accounting controls.

(c)    Since December 31, 2005, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained, actual knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s Board of Directors or any committee thereof or to any director or officer of the Company. Since December 31, 2005, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the Company’s chief executive officer, chief financial officer, chief accounting officer or principal legal counsel or the Company’s Board of Directors or any committee thereof.

(d)    To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor any of its Subsidiaries, nor any officer or employee or, to the Knowledge of the Company, any contractor, subcontractor or agent of the Company or any of its Subsidiaries, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

Section 4.10   Absence of Certain Changes or Events.

(a)    Except as described in Section 4.10(a) of the Company Disclosure Schedule, during the period from December 31, 2005 to the date hereof, the Company and its Subsidiaries have conducted their businesses only in the ordinary and usual course and in a manner consistent with past practice, and, since such date, there has not been any change, development, circumstance, condition, event, occurrence, damage, destruction or loss that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    Except as described in Section 4.10(b) of the Company Disclosure Schedule, during the period from December 31, 2005 to the date hereof:

(i)    there has not been (A) any change by the Company or any of its Subsidiaries in its accounting or cash management methods, principles or practices (including with respect to reserves, revenue recognition, timing for payments of payments of accounts payable and collections of accounts receivable) or (B) any revaluation in an aggregate amount greater than $25,000 by the Company or any of its Subsidiaries of any of its assets, including writing down the value of inventory or writing off notes or accounts receivable;

(ii)    neither the Company nor its Subsidiaries has amended or otherwise modified the Charter or Bylaws or equivalent organizational documents of the Company or any of its Subsidiaries or altered through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or any of its Subsidiaries;

(iii)    neither the Company nor its Subsidiaries has declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (other than dividends or distributions paid by a wholly owned Subsidiary of the Company to its parent); or amended the terms of, repurchased, redeemed or otherwise acquired, or permitted any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries;

(iv)   neither the Company nor its Subsidiaries has sold, transferred, delivered, leased, subleased, licensed, sublicensed, mortgage, pledged, encumbered, impaired or otherwise disposed of (in whole or in part), or created, incurred, assumed or caused to be subjected to any Lien on, any of the assets of the Company or any of its Subsidiaries (including any Intellectual Property or accounts receivable), except for the sale of inventory in the ordinary course of business and consistent with past practice;

(v)    neither the Company nor its Subsidiaries has acquired any rights, assets or properties other than in the ordinary course of business consistent with past practice;

(vi)   there has not been any damage, destruction or loss (whether or not covered by insurance) in an amount greater than $100,000 in value with respect to any rights, assets or properties of the Company or any of its Subsidiaries;

(vii)          neither the Company nor its Subsidiaries has (A) incurred or modified any Indebtedness or issued any debt securities or any warrants or rights to acquire any debt security, other than repayments or borrowings under the Existing Indebtedness and current liabilities of the Company incurred in the ordinary course of business, (B) assumed, guaranteed or endorsed or otherwise become responsible for, the obligations of any Person, (C) entered into any off-balance sheet financing arrangement or any accounts receivable or payable financing arrangement, or (D) made any loans, advances or entered into any other financial commitments except, with respect to advances or other financial commitments, for the purchase or sale of supplies and inventory in the ordinary and usual course and in a manner consistent with past practice;

(viii)         neither the Company nor its Subsidiaries has authorized or made any capital expenditures outside of the ordinary course of business or in excess of $100,000; and

(ix)   neither the Company nor its Subsidiaries has (A) made or changed any Tax election or changed any method of tax accounting other than an election in the ordinary course of business consistent with the past practices of the Company, (B) settled or compromised any federal, state, local or foreign Tax liability, (C) filed any amended Tax return, (D) entered into any closing agreement relating to any Tax, (E) agreed to an extension of a statute of limitations, or (F) surrendered any right to claim a Tax refund.

Section 4.11   No Undisclosed Liabilities. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, fixed, contingent or otherwise), and, to the Knowledge of the Company, there is no existing fact, condition or circumstance which is reasonably expected to result in such liabilities or obligations, except liabilities or obligations (a) disclosed in the consolidated balance sheet of the Company as of December 31, 2005 (the “Company Balance Sheet”), or (b) incurred since December 31, 2005 in the ordinary course of business (excluding any incurrence of Indebtedness), none of which is material to the Company or any of its Subsidiaries, except as described in Section 4.11(b) of the Company Disclosure Schedule.

Section 4.12   Absence of Litigation. Except as described in Section 4.12 of the Company Disclosure Schedule, there is no (a) Claim pending on behalf of or against or, to the Knowledge of the Company or any Principal Shareholder, Claim threatened on behalf of or against the Company, any of its Subsidiaries, or any of their respective properties, rights or assets (including cease and desist letters or requests for a license), (b) Order outstanding to which the Company or any of its Subsidiaries or any of their respective properties, rights or assets is subject or (c) Claim which questions or challenges (i) the validity of this Agreement or any Related Agreement or (ii) any action taken or to be taken by the Company or any of its Subsidiaries or any of the Principal Shareholders pursuant to this Agreement or any Related Agreement or in connection with the transactions contemplated hereby or thereby. No director, officer, employee, consultant or agent of the Company or any of its Subsidiaries (or any of the Principal Shareholders) has asserted a Claim or demand for payment or, in the case of such director, officer, employee, consultant or agent (other than a Principal Shareholder), to the Company’s Knowledge, has a basis for a Claim or demand for payment against the Company or any of its Subsidiaries in respect of the period prior to and including the Closing, other than any unmatured claims for indemnification pursuant to the Company’s or its Subsidiaries’ Charter or Bylaws or other applicable governing documents. The dispute between the Company and Ocean Surgical, Inc. has been settled and neither the Company nor any Subsidiary has any further liability or performance obligations to Ocean Surgical, Inc. or its Affiliates.

Section 4.13   Employee Benefit Plans.

(a)    Section 4.13(a) of the Company Disclosure Schedule lists and describes all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA, and all bonus, stock option, stock purchase, stock appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, insurance and other similar fringe or employee benefit plans, programs or arrangements, whether written or oral, and any employment or executive compensation or severance Contracts, written or otherwise, for the benefit of, or relating to, any present or former employee, director or independent contractor of the Company or any of its Subsidiaries, (i) which is or has been entered into, contributed to, established by, participated in and/or maintained by the Company or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with the Company (an “ERISA Affiliate”) within the meaning of Section 414 of the Code, or any Subsidiary of the Company, or (ii) under which the Company, its Subsidiaries or ERISA Affiliate has any liability whether or not such plan is terminated (together, the “Employee Plans”). The Company has provided to Parent correct and complete copies of (where applicable) (a) all plan documents and amendments thereto, summary plan descriptions, summaries of material modifications, and resolutions related to each Employee Plan (b) the most recent determination letters or opinion letters received from the IRS for each Employee Plan, (c) the three most recent IRS Forms 5500 Annual Report for each Employee Plan, (d) the most recent audited financial statement and actuarial valuation report for each Employee Plan, (e) all related agreements (including trust agreements), insurance Contracts and other Contracts which implement each Employee Plan and (f) all correspondence with, rulings by or opinions by the IRS or the U.S. Department of Labor for each Employee Plan. Except with regard to outstanding options to purchase Company Common Stock granted under the Stock Option Plan, there are no restrictions on the ability of the sponsor of each Employee Plan (which is currently the Company or a Subsidiary of the Company) to amend or terminate any Employee Plan, and each Employee Plan may be transferred or assumed by the Company or any of its Subsidiaries to Parent or the Merger Sub, as the case may be.

(b)    (i) To the Knowledge of the Company, there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Employee Plan; (ii) there has been no breach of fiduciary obligations imposed under Title I of ERISA with respect to any Employee Plan; (iii) there are no claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against any Employee Plan or against the assets of any Employee Plan; (iv) all Employee Plans conform to, and in their operation and administration are in all material respects in compliance with, the terms thereof and requirements prescribed by any and all statutes (including ERISA and the Code), Orders, and governmental Regulations currently in effect with respect thereto and any other applicable Laws; (v) all Employee Plans have been administered and operated in accordance with their respective terms; (vi) the Company and each of its Subsidiaries and ERISA Affiliates have performed in all material respects all obligations required to be performed by them under each Employee Plan and are not in default under or violation of, and neither the Company nor any Principal Shareholder has Knowledge of any default or violation by any other Person with respect to, any of the Employee Plans; and (vii) each Employee Plan intended to qualify under Section 401(a) of the Code is so qualified (and each corresponding trust is exempt under Section 501 of the Code), and has received or is the subject of a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”), and nothing has occurred which may be expected to cause the loss of such qualification (or exemption).

(c)    No Employee Plan is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA or a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), and neither the Company nor any Subsidiary of the Company or ERISA Affiliate has or has ever had an obligation to contribute, or incurred any liability in respect of a contribution, to any such employee pension benefit or multiemployer plan.

(d)    No Employee Plan is (i) a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code) or (ii) an “employee stock ownership plan” (within the meaning of Section 4975(e)(7) of the Code) or otherwise invests in “employer securities” (within the meaning of Section 409(l) of the Code).

(e)    Each Employee Plan that is a “group health plan” (within the meaning of Code Section 5000(b)(1)) has been operated in compliance in all material respects with the group health plan continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the Code and Sections 701 through 713 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable. Except as set forth in Section 4.13(e) of the Company Disclosure Schedule, no Employee Plan or other written or oral agreement exists which obligates the Company to provide health care coverage or medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any current or former employee, director or consultant of the Company or any of its Subsidiaries following such current or former employee’s, director’s or consultant’s termination of employment, service or consultancy with the Company or any Subsidiary of the Company, other than COBRA Coverage.

(f)    Section 4.13(f) of the Company Disclosure Schedule sets forth a true and complete list of each current or former employee, consultant, officer, director and investor of the Company or any of its Subsidiaries who holds, as of the date hereof, any Stock Option, together with the number of shares of Company Common Stock, subject to such Stock Option, the date of grant or issuance of such Stock Option, the extent to which such Stock Option is vested and/or exercisable (or shall become vested and/or exercisable in connection with the transactions contemplated in this Agreement), the exercise price of such Stock Option, whether such Stock Option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code, and the expiration date of each such Stock Option. Section 4.13(f) of the Company Disclosure Schedule also sets forth the total number of outstanding Stock Options as of the date of this Agreement. True and complete copies of each Contract (including all amendments and modifications thereto) between the Company and each holder of such Stock Options relating to the same have been furnished to Parent.

(g)    (i) No event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of its affiliation with any ERISA Affiliate, to any material Tax, fine, Lien, penalty or other liability imposed by ERISA; and (ii)  all payments, awards, grants or bonuses made or other property provided pursuant to any Employee Plan have been, or will be, fully deductible by the Company or its Subsidiaries notwithstanding the provisions of Sections 162(m) and 280G of the Code and the Regulations promulgated thereunder.

(h)    Except as set forth in Section 4.13(h) of the Company Disclosure Schedule, no Employee Plan exists that, as a result of the execution and delivery of this Agreement or any of the Related Agreements, the Shareholder Approval, the Merger or the other transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerating the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Employee Plans or (iii) any breach or violation, or default under, any of the Employee Plans. Except as set forth in Section 4.13(h) of the Company Disclosure Schedule, there is no contract, plan or arrangement (written or otherwise) covering any current or former employee, director or independent contractor of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount pursuant to the terms of Section 280G of the Code.

(i)    All contributions and payments with respect to each Employee Plan that are required to be made by the Company or a Subsidiary of the Company with respect to periods ending on or prior to the Closing Date have been, or will be, made or accrued before the Closing Date in accordance with the terms of the applicable Employee Plan.

Section 4.14   Employment and Labor Matters.

(a)    Section 4.14(a) of the Company Disclosure Schedule identifies (i) all directors and officers of the Company and each of its Subsidiaries and (ii) all employees, consultants and agents (including sales representatives and distributors) employed or engaged by the Company or any of its Subsidiaries with an annual base salary or compensation rate of $100,000 or higher and, for each individual identified in clauses (i) or (ii), sets forth each such individual’s rate of pay or annual compensation, job title and date of hire and the number and type of shares of Company Common Stock and Stock Options beneficially owned or held by such individual. Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, there are no employment, consulting, collective bargaining, commission, incentive or bonus pay, severance pay, retention or continuation pay, termination or indemnification agreements or other similar Contracts of any nature (whether in writing or not) between the Company or any Subsidiary and any current or former shareholder, officer, director, employee, consultant, labor organization or other representative of any of the Company’s or its Subsidiaries’ employees providing for payments in an aggregate amount of $100,000 or greater, nor is any such Contract presently being negotiated. Neither the Company nor any Subsidiary has failed to make or is otherwise delinquent in payments to any of its employees or consultants for any wages, salaries, overtime pay, commissions, bonuses, benefits or other compensation for any services or otherwise arising under any policy, practice, Contract, plan, program or Law. Except as set forth in Schedule 4.14(a), none of the Company’s or any of its Subsidiary’s employment policies or practices is currently being audited or investigated by any Governmental Authority or Court. Except as set forth in Schedule 4.14(a), there is no pending or, to the Knowledge of the Company, threatened Claim, unfair labor practice charge, or other charge or inquiry against the Company or any Subsidiary of the Company brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company’s or its Subsidiary’s employee, or other individual or any Governmental Authority with respect to employment practices brought by or before any Court or Governmental Authority.

(b)    Except as set forth in Section 4.14(b) of the Company Disclosure Schedule, (i) there are no controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees or consultants; (ii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union Contract applicable to Persons employed by the Company or its Subsidiaries nor are there any activities or proceedings of any labor union to organize any such employees of the Company or any of its Subsidiaries; (iii) during the past five (5) years there have been no strikes, slowdowns, work stoppages, disputes, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and (iv) there are no material employment-related grievances pending or, to the Knowledge of the Company or any Subsidiary, threatened. Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation or other Order by, any Governmental Authority relating to employees or employment practices. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws, Contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, including the obligations of the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) and similar Laws, and all other notification and bargaining obligations arising under any collective bargaining agreement, by Law or otherwise. Neither the Company nor any Subsidiary of the Company has effectuated a “plant closing” or “mass layoff” as those terms are defined in the WARN Act and similar Laws, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, without complying with all provisions of the WARN Act or implemented any early retirement, separation or window program within the past five (5) years, nor has the Company or any Subsidiary planned or announced any such action or program for the future.

Section 4.15   Absence of Restrictions on Business Activities. Except as set forth in Section 4.15 of the Company Disclosure Schedule, there is no Contract or Order binding upon the Company or any of its Subsidiaries or any of their properties, rights or assets which has had or could reasonably be expected to have the effect of prohibiting or impairing any significant business practice of Parent, the Company or any of their respective Subsidiaries or Affiliates or prohibiting or impairing in any significant respect the conduct of business by Parent or its Affiliates, the Company or any of their respective Subsidiaries as currently conducted, following the consummation of the Merger. The consummation of the Merger will not result in the granting by Parent or any of its Affiliates of any rights or licenses to any Intellectual Property to a third party (including any covenant not to sue). Except as set forth in Section 4.15 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any non-competition, non-solicitation, standstill or similar restriction on their respective businesses. Except as set forth in Section 4.15 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted any exclusive rights of any kind.

Section 4.16   Title to Assets; Leases.

(a)    Except as described in Section 4.16(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has good and marketable title to all of their material personal properties (whether owned or leased), rights and assets, free and clear of all Liens. The Company does not own and has never owned any real property and has not received any notice of any Lien with respect to any of its leasehold interests.

(b)    Section 4.16(b) of the Company Disclosure Schedule contains a complete list of all leases of real property to which the Company or any Subsidiary is a party or by which any of them holds a leasehold interest or is otherwise obligated (collectively, “Real Property”) and includes information as to current rent, space leased and expiration dates for each such lease. The Company has never leased any real property other than as set forth on Section 4.16(b) of the Company Disclosure Schedule. With respect to the Company and its Subsidiaries, (i) each Real Property lease to which the Company or any of its Subsidiaries is a party is in full force and effect in accordance with its terms, (ii) all rents and additional rents due to date from the Company or a Subsidiary on each such lease have been paid, (iii) neither the Company nor any Subsidiary has received written notice that it is in material default thereunder, and (iv) there exists no material default by the Company or any Subsidiary under such lease. Except as set forth in Section 4.16(b) of the Company Disclosure Schedule, there are no leases, subleases, licenses, concessions or any other Contracts to which the Company or a Subsidiary is a party granting to any Person other than the Company or a Subsidiary any right to possession, use occupancy or enjoyment of any of the Real Property or any portion thereof and none of the Company nor any of its Subsidiaries is obligated under or bound by any option, right or first refusal, purchase Contract, or other Contract to sell or otherwise dispose of any Real Property or any other interest in any Real Property. The Syracuse Lease has expired in accordance with its terms and neither the Company nor any Subsidiary of the Company has any further liability or performance or other obligations of any kind thereunder.

(c)    Section 4.16(c) of the Company Disclosure Schedule contains a complete list of all leases of all property (other than Real Property) to which the Company or any Subsidiary is a party or by which any of them holds a leasehold interest.

Section 4.17   Taxes. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, duties, fees, premiums, assessments, imposts, levies and governmental impositions of any kind, payable to any federal, state, local or foreign taxing authority, including, but not limited to, those on or measured by or referred to as income, franchise, profits, gross receipts, goods and services, capital, ad valorem, advance, corporation, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto; and “Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the Internal Revenue Service or any other governmental or taxing authority or agency, domestic, state, local or foreign, including consolidated, combined and unitary tax returns. Except as set forth in Section 4.17 of the Company Disclosure Schedule:

(a)    All Tax Returns required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is or was at any time a member have been timely filed, and all such Tax Returns are true, complete and correct in all material respects.

(b)    All Taxes payable by or with respect to the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, and adequate reserves (other than a reserve for deferred Taxes established to reflect timing differences between book and Tax treatment) in accordance with GAAP are provided on the Company Balance Sheet for any Taxes not yet due. All assessments for Taxes due and owing by or with respect to the Company and each of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid. Neither the Company nor any of its Subsidiaries has incurred a Tax liability from the date of the latest Company Balance Sheet other than a Tax liability in the ordinary course of business. There are no Tax Liens on any assets of the Company or any of its Subsidiaries except Liens for current Taxes not yet due and payable.

(c)    No action, suit, proceeding, investigation, claim or audit has commenced and no notice has been given that such audit or other proceeding is pending or threatened with respect to the Company or any of its Subsidiaries or any group of corporations of which any of the Company and its Subsidiaries is or has been a member in respect of any Taxes (an “Affiliated Group”). The Company knows of no Tax deficiency or claim for additional Taxes asserted or threatened to be asserted against the Company or any of its Subsidiaries or any Affiliated Group by any Taxing authority. No claim has ever been made by a Taxing authority in any jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(d)    Neither the Company nor any of its Subsidiaries has requested, or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. No extension or waiver of time within which to file any Tax Return of, or applicable to, the Company or any of its Subsidiaries has been granted or requested which has not since expired.

(e)    Neither the Company nor any of its Subsidiaries is or has ever been (nor does the Company have any liability for unpaid Taxes because it once was) a member of an affiliated, consolidated, combined or unitary group. Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax indemnity or Tax sharing agreement or is liable for the Taxes of any other Person under Treasury Regulations §1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by Contract, or otherwise.

(f)    The Company and its Subsidiaries have not made any payments, are not obligated to make any payments, and are not a party to any agreements that under any circumstances could obligate any of them to make any payments, that will not be deductible under Section 280G of the Code.

(g)    The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442 and 3406 of the Code or similar provisions under any foreign Laws) and have, within the time and in the manner required by Law, withheld from employee wages and paid over to the proper Governmental Authorities all material amounts required to be so withheld and paid over under all applicable Laws.

(h)    Neither the Company nor any of its Subsidiaries has filed a consent under Section 341(f) of the Code.

(i)    None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in the method of accounting for a taxable period or portion thereof ending on or prior to the Closing Date, (ii) intercompany transaction (including, without limitation, any intercompany transaction subject to Section 367 or 482 of the Code) entered into on or prior to the Closing Date, (iii) excess loss account described in the Treasury Regulations under Section 1502 of the Code with respect to a taxable period or portion thereof ending on or prior to the Closing Date, or (iv) material prepaid amount received on or prior to the Closing Date.

(j)    None of the net operating loss carryforwards or Tax credits of the Company (i) constitute separate return limitation year or consolidated return change of ownership losses or credits immediately prior to the Closing, or (ii) will be limited immediately prior to the Closing by Sections 382, 383 or 384 of the Code and the regulations thereunder.

(k)    The Company and each Subsidiary has collected all sales, use and value added Taxes required to be collected, and has remitted on a timely basis such amounts to the appropriate taxing authorities, or has been furnished properly completed exemption certificates.

(l)    No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any Subsidiary.

(m)   No power of attorney has been executed with respect to any matter relating to Taxes of the Company or any of its Subsidiaries, which is currently in force.

(n)    Neither the Company nor any Subsidiary has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 or Section 361 of the Code is applicable; nor has the Company or any of its Subsidiaries been a party to any distribution that could constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o)    Neither the Company nor any of its Subsidiaries has entered into any transactions that are or would be part of any “reportable transaction” under Sections 6011, 6111 or 6112 of the Code (or any similar provision under any state or local law).

(p)    None of the foreign Subsidiaries of the Company has ever been, or is expected to be for the current taxable year, a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Code.

(q)    Neither the Company nor any of its Subsidiaries has participated in or cooperated with an international boycott, within the meaning of Section 999 of the Code, nor has the Company or any of its Subsidiaries had operations that are or may hereafter become reportable under Section 999 of the Code.

(r)    Any and all transactions between or among any of the Company, its Subsidiaries, shareholders of the Company, and affiliates of the Company or any of its Subsidiaries have occurred on arm’s-length terms, and the Company and its Subsidiaries have complied in all material respects with any and all tax-related requirements that the arm’s-length nature of the terms of such transactions be documented.

(s)    The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code and has not been a United States real property holding corporation at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(t)    The Company does not have any deferred compensation plan or arrangement that is described in Section 409A(a)(1)(A)(i) of the Code.

Section 4.18   Environmental Matters.

(a)    The Company and each Subsidiary have complied in all material respects and are in compliance in all material respects with, all applicable Environmental Laws. Neither the Company nor any of its Subsidiaries maintain or are required to maintain any Environmental Permits to operate the Company and each of its Subsidiaries as currently operated.

(b)    To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has any liability, contingent or absolute, under any applicable Environmental Law, nor is Company or any Subsidiary responsible for any such liability of any other person under any Environmental Law, whether by contract, by operation of law or otherwise. There are no pending or to the Knowledge of the Company, threatened Environmental Claims.

(c)    Neither the Company nor any of its Subsidiaries has owned, operated, used or installed, and, to the Company’s Knowledge, the Real Property does not contain: (i) underground improvements, including but not limited to treatment or storage tanks, used currently or in the past for the management of Hazardous Materials, (ii) a dump or landfill, or (iii) PCBs, mold, or asbestos-containing materials. Neither the Company nor any of its Subsidiaries has caused, and to the Company’s Knowledge, there has been no Release of Hazardous Materials at, on, under, or from the Real Property, such that the Company or any of its Subsidiaries is or could be liable for Remediation with respect to such Hazardous Materials.

(d)    Company has furnished to Purchaser copies of all Environmental Reports. To the Company’s Knowledge, any information Company or the Subsidiaries has furnished to Parent concerning the environmental condition of the Real Property or the operations of Company or the Subsidiaries related to compliance with Environmental Laws is accurate and complete.

(e)    Except as described in Section 4.18(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Materials at any location such that it is or, to the Company’s Knowledge, could be liable for Remediation of such location pursuant to Environmental Laws.

(f)    To the Knowledge of the Company, no Lien in favor of any person relating to or in connection with any Environmental Claim has been filed or has attached to the Real Property. No authorization, notification, recording, filing, consent, waiting period, Remediation, or approval is required under any Environmental Law, in order to consummate the transaction contemplated hereby.

Section 4.19   Intellectual Property.

(a)    The Company owns, or is licensed or otherwise possesses all necessary rights including intellectual property rights, in and to all patents, patent applications, invention disclosures, trademarks, trade names, service marks, trade dress, copyrights and any applications therefor, domain names, mask works, schematics, technology, know-how, trade secrets, Confidential Information, customer lists, technical information, technical data, process technology, plans, drawings and blue prints, inventions, improvements thereto, ideas, algorithms, devices, systems, processes, computer software programs and applications (source code or object code form) and tangible or intangible proprietary information (“Intellectual Property”) used in and material to the business or Products of the Company or any of its Subsidiaries.

(b)    Section 4.19(b) of the Company Disclosure Schedule lists all: (i) patents, patent applications, registered and unregistered trademarks, trade names and service marks, registered copyrights, domain names, and mask works owned by the Company (“Scheduled Company Intellectual Property”), including where applicable the jurisdictions, both domestic and foreign, in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed; (ii) written licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which any Person is authorized to use any Intellectual Property owned by the Company (other than Mass-Market Shrink Wrap Software); (iii) written licenses, sublicenses and other agreements to which the Company is a party and pursuant to which the Company is authorized to use any third party patents, trademarks, copyrights, or applications therefor, or any other third party Intellectual Property, including software (other than Mass-Market Shrink Wrap Software) (“Third Party Intellectual Property Rights”) which are incorporated in, are, or form a part of, any Product or which are material to the Company’s operations; (iv) all agreements to which the Company is a party that relate to the Intellectual Property of the Company or any third party. All ownership interests or encumbrances held by any third-parties in the Scheduled Company’s Intellectual Property (including, but not limited to licenses, Liens or security interests) are noted in the Section 4.19(b) of the Company Disclosure Schedule. To the Knowledge of the Company, all Intellectual Property disclosed in the Company Disclosure Schedule is valid and enforceable; for purposes of this sentence only, the term “Knowledge” shall be mean the actual knowledge of a particular fact of Matthew V. Lyons, Michael W. Lyons, William G. Lyons, III and Ronald J. Stevenson and the actual knowledge any such individual would reasonably be expected to have of a particular fact after due inquiry with the Company’s special intellectual property counsel at the law firm of Greenberg Traurig LLP. All Intellectual Property disclosed in the Company Disclosure Schedule has been duly maintained, is in full force and effect, and has not been cancelled, expired or abandoned. The Company is not obligated to pay any royalties and/or fees to any third-party under any patent, trademark, copyright or other Intellectual Property license, other than under those licenses listed in Section 4.19(b) of the Company Disclosure Schedule for which there is also a notation regarding such an obligation to pay such royalties and/or fees.

(c)    The Company has taken all action necessary in its reasonable discretion to maintain the enforceability and registration of all Scheduled Company Intellectual Property material to the operation of the Company and its Subsidiaries.

(d)    The Company has not sent to any third party or otherwise communicated to another Person in the five (5) years preceding the date of this Agreement any charge, complaint, claim, demand or notice asserting that such Person has infringed, misappropriated, or acted in conflict with any of the Intellectual Property owned by the Company or any of its Subsidiaries or that such other Person has conducted any acts of unfair competition, nor is any such infringement, misappropriation, conflict or act of unfair competition occurring or threatened, other than as disclosed in Section 4.19(d) of the Company Disclosure Schedule.

(e)    Except as set forth in Section 4.19(e) of the Company Disclosure Schedule, the Company has not received and has no Knowledge of any allegations, assertions or suggestions of any charge, complaint, claim, demand or notice that the Company or any of its Subsidiaries has infringed, misappropriated, or acted in conflict with any of the Intellectual Property owned by any third party, that the Company or any of its Subsidiaries has conducted any acts of unfair competition or other legal wrong against any third party or that the Intellectual Property of the Company or any of its Subsidiaries is invalid, unenforceable or otherwise defective, inoperable, unregisterable, unpatentable or ineffective. Except as set forth in Section 4.19(e) of the Company Disclosure Schedule, neither the Company nor any Subsidiary thereof has received any notice of any patents, trademarks, or copyrights or other Intellectual Property of any third-party, or has received any offers to take a license therefor.

(f)    To the Company’s Knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of the Company or any of its Subsidiaries, or any Third Party Intellectual Property Rights to the extent licensed by or through the Company or any of its Subsidiaries, by any third party, including any employee or former employee of the Company or any of its Subsidiaries. Except as set forth in Section 4.19(f) of the Company Disclosure Schedule, there are no royalties, fees or other payments or compensation payable to the Company or any of its Subsidiaries by any third party by reason of the Company’s or any of its Subsidiaries’ ownership, use, sale or disposition of Intellectual Property.

(g)    To the Company’s Knowledge, the Company is not, none of its Subsidiaries is, nor will the Company or any of its Subsidiaries be, as a result of the execution and delivery of this Agreement, or the performance of its obligations hereunder, in breach of any license, sublicense or other agreement, or violate any Third Party Intellectual Property Rights thereby.

(h)    Except as set forth in Section 4.19(h) of the Company Disclosure Schedule, to the Company’s Knowledge, the conduct of the business of the Company and its Subsidiaries as presently conducted do not infringe or misappropriate any Intellectual Property of any third party.

(i)    Each current and former officer, employee and material consultant of the Company or its Subsidiaries has executed and delivered to the Company an agreement sufficient to ensure that the Company becomes or may elect to become the owner or assignee of any Intellectual Property such Person creates within the scope of his or her employment or in the case of a non-employee, from the services such Person performs for the Company or its Subsidiaries, unless or except to the extent that the Company or its Subsidiary is entitled to become or elect to become the owner or assignee of such Intellectual Property by operation of law.

(j)    No Shareholder or former shareholder, partner, director, officer or employee of Company or any of its Subsidiaries (or any predecessor in interest) has or will have, after giving effect to the transactions contemplated by this Agreement, any legal or equitable right, title, or interest in or to, or any right to use, directly or indirectly, in whole or in part, any Company Intellectual Property.

(k)    The Intellectual Property used by the Company or its Subsidiaries in the conduct of their respective businesses was either (i) developed by employees of the Company or its Subsidiaries within the scope of their employment; (ii) developed on behalf of the Company by a third party, and all ownership rights therein have been assigned or otherwise transferred to or vested in the Company or its Subsidiaries pursuant to written agreements; (iii) licensed or acquired from a third party pursuant to a written license, assignment, or other contract that is in full force and effect and under which the Company or any of its Subsidiaries is not in material breach; or (iv) is otherwise in the public domain.

(l)    The Company or its Subsidiaries have entered into written confidentiality agreements with all employees and third parties to whom the Company (or any of its Subsidiaries) has disclosed material Company-owned confidential Intellectual Property.

(m)    The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets, including requiring their employees and persons having access thereto to execute written non-disclosure agreements. No Trade Secret of the Company or any Subsidiary has been disclosed or authorized to be disclosed to any third Person other than pursuant to a written non-disclosure agreement that adequately protects Company’s and the applicable Subsidiary’s proprietary interests in and to such Trade Secrets. No third Person to any non-disclosure agreement with Company or any Subsidiary is in breach or default thereof.

(n)    Section 4.19(n) of the Company Disclosure Schedule identifies all written work product, including formal or informal opinions or analysis, received by the Company or any of its Subsidiaries from any legal counsel regarding the infringement, validity, enforceability, ownership or licensing of the Intellectual Property of the Company or any of its Subsidiaries or any Third Party.

(o)    To the Knowledge of the Company and the Principal Shareholders, there is no patent, and to the Company’s and Principal Shareholders’ actual knowledge, no patent application, publication, use, sale or offer for sale which prevents or interferes with the enforcement of Company’s Intellectual Property or that affects the patentability of the issued or pending claims of any of the Company’s or its Subsidiaries’ patents or patent applications.

Section 4.20   Insurance.  Section 4.20 of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies and fidelity bonds (identifying for each such policy and bond the amounts of deductibles, self-insured retentions and coverage limitations) covering the assets, business, equipment, properties, operations, employees, consultants, officers and directors of the Company and its Subsidiaries. There is no Claim by or against the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or which exceeds coverage limitations. No reservation of rights or denial of coverage has been issued by the underwriters of such policies or bonds with respect to any Claim pending against the Company. All premiums payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage), and the Company shall, and shall cause its Subsidiaries to, maintain in full force and effect all such insurance during the period from the date hereof through the Closing Date. To the Company’s Knowledge, such policies of insurance and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company and its Subsidiaries and reasonable in light of the assets of the Company and its Subsidiaries. To the Knowledge of the Company, there is not any threatened termination of, notice of cancellation of, notice of non-renewal of or material premium increase with respect to any of such policies or bonds. With respect to incidents known to the Company that occurred prior to the Closing Date and which could reasonably result in a Claim after the Closing Date, the Company has provided the relevant underwriters of such policies or bonds with notice of such incidents or will do so prior to the Closing Date. The Company shall take all reasonable steps necessary to obtain consent from the underwriters of such policies or bonds such that the rights of the Company pursuant to such policies or bonds will be transferred to Orthofix and/or Parent on the Closing Date. The Company has complied in all material respects with all applicable requirements (including contractual, statutory and regulatory requirements) governing the purchase of insurance (including the requirements to provide and/or retain evidence of such insurance).

Section 4.21    Takeover Statutes.  The Board of Directors of the Company has taken all action necessary to render Chapter 110C of the Massachusetts General Laws inapplicable to this Agreement (assuming a description of the terms, including any inducements to officers or directors which are not made available to all shareholders, has been furnished to all shareholders), the Merger and the other transactions contemplated hereby.  None of Chapters 110D or 110F of the Massachusetts General Laws or any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law enacted under state or federal Laws in the United States applicable to the Company (each, a “Takeover Statute”) is applicable to this Agreement or any of the Related Agreements, the Merger or the other transactions contemplated hereby and thereby.

Section 4.22   Brokers. Other than UBS Securities, LLC (“UBS”), no broker (including real estate brokers), financial advisor, finder or investment banker or other Person is entitled to any broker’s, financial advisor’s, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Prior to the date hereof, the Company has furnished to Parent a true and complete copy of its engagement letter with UBS, which is the only Contract pursuant to which UBS would be entitled to any payment relating to the transactions contemplated hereby.

Section 4.23   Certain Business Practices. Neither the Company, any of its Subsidiaries nor any Principal Shareholder, director, officer, and to the Company’s Knowledge, any employee, consultant, sales representative, distributor or agent of the Company or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.), (iii) consummated any transaction, made any payment, entered into any Contract or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other payment in the nature of criminal bribery.

Section 4.24   Interested Party Transactions. Except as disclosed in Section 4.24 of the Company Disclosure Schedule, there are no existing, and since December 31, 2004 there has been no Contract, transaction, Indebtedness or other arrangement, or any related series thereof, between the Company or any of its Subsidiaries, on the one hand, and any of the directors, officers, Shareholders or other Affiliates of the Company or its Subsidiaries, or any of their respective Affiliates or family members, on the other hand (except for amounts (i) due as salaries and bonuses in the ordinary course of business consistent with past practice, (ii) in reimbursement of ordinary expenses in the ordinary course of business consistent with past practice and (iii) not in excess of $60,000 during any calendar year). Except as disclosed in Section 4.24 of the Company Disclosure Schedule, at or prior to the Closing, all such Contracts, transactions, Indebtedness and other arrangements shall be terminated effective immediately prior to the Effective Time (except for amounts (i) due as salaries and bonuses in the ordinary course business consistent with past practice, (ii) in reimbursement of ordinary expenses, and (iii) not in excess of $60,000 during any calendar year) without any liability or obligation of the Company or its Subsidiaries. There is no Indebtedness owed to the Company or any of its Subsidiaries by any employee, consultant, officer, director, Shareholder, sales representative, distributor or agent of the Company or any of its Subsidiaries, other than salary advances, travel expenses in the ordinary course of business consistent with past practice.

Section 4.25   Accounts Receivable and Accounts Payable.

(a)    Subject to any reserves set forth in the Financial Statements, the accounts receivable shown on the Financial Statements represent bona fide claims against debtors for sales and other charges, and are not subject to discount except for trade discounts made in the ordinary course of business. The amount carried for doubtful accounts and allowances disclosed in the Financial Statements was calculated in accordance with GAAP and in a manner consistent with prior periods, and, in the Company’s reasonable judgment, is sufficient to provide for any losses which may be sustained on realization of the receivables. Since December 31, 2005, neither the Company nor any of its Subsidiaries has modified or changed in any material respect its sales practices or methods including, such practices or methods in accordance with which the Company or any of its Subsidiaries sells goods, fills orders or records sales.

(b)    Except as set forth in Section 4.25(b) of the Company Disclosure Schedule, all accounts payable of the Company and its Subsidiaries reflected in the Financial Statements or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since December 31, 2005, the Company and its Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.

Section 4.26   Customers, Suppliers and Distributors.  Section 4.26 of the Company Disclosure Schedule lists, by dollar value of total gross sales for the year ended December 31, 2005, the twenty five (25) largest domestic customers of the Company and its Subsidiaries, the twenty five (25) largest international customers of the Company and its Subsidiaries, the ten (10) largest suppliers (including contract manufacturers) of the Company and its Subsidiaries and the twenty five (25) largest distributors of the Company and its Subsidiaries. Except as set forth in Section 4.26 of the Company Disclosure Schedule, since December 31, 2005, none of such customers, suppliers or distributors has ceased to do business with the Company. Except as set forth in Section 4.26 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is currently, nor has it been since December 31, 2005, involved in any material dispute with any of such customers, suppliers or distributors, and neither the Company nor any Subsidiary has received any written or, to the Company’s Knowledge, oral, notice since December 31, 2005 from any of such customers, suppliers or distributors to the effect that such customer, supplier or distributor intends to cease doing business or significantly reduce the volume of its business or otherwise significantly alter the terms of its business with the Company or any Subsidiary of the Company.

Section 4.27   Health Regulatory.

(a)    Except as set forth on Section 4.27 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other Person (i) who has a direct or indirect ownership interest (as defined in 42 C.F.R. § 1001.1001(a)(2)) in the Company or any Subsidiary, or (ii) who has an ownership or control interest (as defined in 42 C.F.R. § 420.201) in the Company or any Subsidiary, or (iii) who is an officer, director, agent (as defined in 42 C.F.R. § 1001.1001(a)(2)), or managing employee (as defined in 42 C.F.R. § 420.201) of the Company or any Subsidiary thereof, has engaged in any activities which are prohibited by, or are cause for civil penalties or mandatory or permissive exclusion from any Federal Health Care Program under, any applicable Law, including, without limitation, 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn or 31 U.S.C. § 3729, or the regulations promulgated pursuant to such statutes.

(b)    Except as set forth on Section 4.27 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a “covered entity,” as defined under the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder (“HIPAA”), and neither the Company nor any of its Subsidiaries has received any requests or demands from a covered entity or Governmental Authority to make available its internal practices, books, and/or records relating to its use and disclosure of health information for purposes of determining a covered entity’s or the Company’s compliance with HIPAA or with other applicable privacy laws.

Section 4.28   FDA Regulatory and Related Matters.

(a)    FDA Legal Compliance and Permits.

(i)    General Compliance. The Company is conducting and has conducted its business and operations (including the business and operations of its Subsidiaries) in compliance in all material respects with the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”), 21 U.S.C. § 301 et. seq., the Public Health Service Act (the “PHSA”), 42 U.S.C. § 201 et. seq., and all applicable regulations promulgated by the United States Food and Drug Administration (“FDA”) (collectively, “FDA Law and Regulation”).

(ii)    Inspections. The Company’s Springfield facility and its records relating to the FDA Products were inspected in 1999, 2003, and 2004 by the FDA, and a Form FDA 483 Notice of Observations was not issued at the conclusion of any of these inspections. Since 2004, the FDA has not inspected such premises or records. The Company’s facility in Wayne, New Jersey has never been inspected.

(iii)   Enforcement. Neither the Company nor any of its Subsidiaries has received any notice or communication from the FDA alleging noncompliance with any applicable FDA Law and Regulation. Neither the Company nor any of its Subsidiaries is subject to any enforcement proceedings by the FDA and, to the Company’s Knowledge, no such proceedings have been threatened. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against the Company or any of its Subsidiaries and the Company and its Subsidiaries have no material liability (whether actual or contingent) for failure to comply with any FDA Law and Regulation. There is no act, omission, event, or circumstance of which the Company or any of its Subsidiaries has Knowledge that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such liability. There has not been any violation of any FDA Law and Regulation by the Company or any of its Subsidiaries in its prior product development efforts, submissions, record keeping and reports to FDA that could reasonably be expected to require or lead to investigation, corrective action or enforcement action. To the Knowledge of the Company, there is no civil or criminal proceeding relating to the Company or any Company employee or any Subsidiary of the Company or any such Subsidiary’s employees which involves a matter within or related to the FDA’s jurisdiction. The Company and its Subsidiaries have never been and are not now subject to FDA’s Application Integrity Policy (“AIP”).

(iv)   Registration and Listing. The Company’s facilities are registered with the FDA and each product manufactured by or on behalf of the Company in the United States for commercial distribution or in current commercial distribution or distributed by the Company on behalf of a manufacturer (the “FDA Products”) is listed with the FDA under the applicable FDA registration and listing regulations for medical devices and human cells, tissues, or cellular or tissue-based products (“HCT/Ps”). The Company has, or will use all Commercially Reasonable Efforts to obtain, all necessary registrations, permits, or licenses under applicable state laws to conduct operations as a tissue bank.

(v)    Premarket Clearance. Each FDA Product in current commercial distribution as an FDA regulated medical device is either a Class I or Class II medical device as defined under 21 U.S.C. §360c(a)(1)(A), (B) and applicable rules and regulations thereunder and was first marketed under, and is covered by, a premarket notification owned and held exclusively by the Company (or the manufacturer for whom the Company distributes the FDA Product) and in compliance in all material respects with 21 U.S.C. §360(k) and the applicable rules and regulations thereunder, or is exempt from such premarket notification in accordance with 21 U.S.C. §360(l) or (m) and applicable rules and regulations thereunder. All FDA Products in current commercial distribution as an FDA regulated HCT/P meet the definition of an HCT/P in 21 C.F.R. § 1271.3 and, on that basis, do not currently require premarket clearance or approval under the FDCA or PHSA.

(vi)   Quality System Regulation and Reporting. Except for noncompliance that would not have a Material Adverse Effect:

(A)    The Company and its Subsidiaries and contract manufacturers are, and have been for the past 12 months, in compliance in all material respects with, and each FDA Product regulated as a medical device in current commercial distribution is designed, manufactured, prepared, assembled, packaged, labeled, stored, installed, serviced, and processed in compliance in all material respects with, the Quality System Regulation set forth in 21 C.F.R. Part 820.

(B)    The Company and its Subsidiaries are in compliance in all material respects with the written procedures, record-keeping and FDA reporting requirements for Medical Device Reporting set forth in 21 C.F.R. Part 803 and Reports of Corrections and Removals set forth in 21 C.F.R. Part 806.

(C)    The Company and its Subsidiaries are currently in compliance in all material respects with, and each FDA Product regulated as an HCT/P in current commercial distribution is in compliance in all material respects with, the donor eligibility, Current Good Tissue Practice (“CGTP”), and adverse reaction reporting requirements in 21 C.F.R. Part 1271, Subparts C, D, and E.

(vii)          No Adulteration or Misbranding. Except as set forth in Section 4.28(a)(vii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has introduced in commercial distribution during the period of six calendar years immediately preceding the date hereof any FDA Products which were upon their shipment by the Company or any of its Subsidiaries adulterated or misbranded in violation of 21 U.S.C. § 331.

(viii)         Labeling, Promotion, and Advertising. All FDA Products, including but not limited to pedicle screw systems and vertebral body replacements, are and have been labeled, promoted, and advertised in accordance with their 510(k) clearance, within the scope of their exemption from 510(k) clearance or, if an HCT/P, for an homologous use.

(ix)    List of Permits. Section 4.28(a)(ix) of the Company Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders, clearances or approvals issued under the FD&C Act (“Permits”) and held exclusively by the Company. Such listed Permits are the only Permits that are required for the Company and its Subsidiaries to conduct its business as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect and, to the Knowledge of the Company, no suspension, revocation or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Effective Time.

(b)    International Regulatory and Related Matters.

(i)    General Compliance. The Company is conducting and has conducted its business and operations (including the business and operations of its Subsidiaries) in all countries in which it is marketing the Products, in compliance in all material respects with all applicable regulatory requirements for medical devices and for cell and tissue products, where applicable (collectively, “Applicable Non-U.S. Laws and Regulations” with respect to all legislation described in this paragraph (i) as applicable to the Products or activities of the Company).

(ii)    [intentionally omitted]

(iii)   Enforcement. Neither the Company nor any of its Subsidiaries has received any notice or communication from any non-U.S. medical device regulatory agency/conformity assessment body (“Non-U.S. Medical Device Regulatory Agency”) alleging noncompliance with any Applicable Non-U.S. Laws and Regulations. Neither the Company nor any of its Subsidiaries is subject to any enforcement proceedings by a Non-U.S. Medical Device Regulatory Agency and, to the Company’s Knowledge, no such proceedings have been threatened. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against the Company or any of its Subsidiaries and the Company and its Subsidiaries have no material liability (whether actual or contingent) for failure to comply with any Applicable Non-U.S. Laws and Regulations. There is no act, omission, event, or circumstance of which the Company or any of its Subsidiaries has Knowledge that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such liability. There has not been any violation of any Applicable Non-U.S. Laws and Regulations by the Company or any of its Subsidiaries in its prior product development efforts, submissions, record keeping and reports to any Non-U.S. Medical Device Regulatory Agency that could reasonably be expected to require or lead to investigation, corrective action or enforcement action. To the Knowledge of the Company, there is no civil or criminal proceeding relating to the Company, any of its Subsidiaries or any employee of the Company or any of its Subsidiaries which involves a matter within or related to the jurisdiction of such Non-U.S. Medical Device Regulatory Agency.

(iv)   Facilities Licenses and Permits. The Company has complied in all material respects with all Applicable Non-U.S. Laws and Regulations pertaining to licenses and permits including requirements as to facilities where medical devices are manufactured, processed, or held and those in which human cells, tissues, or cellular or tissue-based products (including human tissue-engineered products or “hTEPs”) are manufactured, processed, or held in any country, other than the U.S., where the Company’s or any of its Subsidiaries’ Products are marketed. The Company has, or will use all Commercially Reasonable Efforts to obtain, all necessary registrations, permits, or licenses under applicable national Laws to conduct operations as a tissue bank where the Company is subject to a requirement pertaining to such registrations, permits, or licenses for human cells, tissues, or cellular or tissue-based products

(v)    CE Marking/Premarket Clearance. Each Product owned or distributed by the Company and in current commercial distribution in (A) outside the U.S. is in compliance in all material respects with applicable marketing authorization and quality systems requirements of the relevant country, and (B) in the EU is a Class I, IIa or IIb medical device as defined under the MDD (and applicable EU guidelines and Member State requirements), and was marketed under, and is covered by, a CE marking following the Company’s compliance in all material respects with the requirements under the MDD and other Applicable Non-U.S. Laws and Regulations including compliance in all material respects, in manufacture, with ISO/CEN 13485 (on quality systems). Each Product that includes cells or tissues marketed outside the U.S. is marketed in compliance in all material respects with any applicable marketing authorization and good manufacturing practice (or quality system) requirements.

(vi)   Quality System Regulation and Reporting. Except for noncompliance that would not have a Material Adverse Effect:

(A)    The Company and its Subsidiaries and contract manufacturers are, and have been for the past twelve (12) months, in compliance in all material respects with, and each FDA Product regulated as a medical device in current commercial distribution is designed, manufactured, prepared, assembled, packaged, labeled, stored, installed, serviced, and processed in compliance in all material respects with, CEN/ISO 13485.

(B)    The Company and its Subsidiaries are in compliance in all material respects with the applicable written procedures, record-keeping and reporting requirements for adverse event reporting (including EU medicovigilance and/or pharmacovigilance reporting as appropriate) under Applicable Non-U.S. Laws and Regulations in which a Product is investigated or marketed.

(C)    The Company and its Subsidiaries are currently in compliance in all material respects with, and each cell or tissue Product that is in current commercial distribution in non-U.S. countries is in compliance in all material respects with Applicable Non-U.S. Laws and Regulations, including in the EU any applicable requirements for donor eligibility, tissue handling and other EU Member State requirements implementing Directive 2004/23/EC.

(vii)   No Unlawful Shipments. Except as set forth in Section 4.28(a)(vii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has introduced into commercial distribution, in the six (6) years prior to the date of this Agreement, any medical devices or cell or tissue Products that were, upon their shipment by the Company or any of its Subsidiaries, in violation of Applicable Non-U.S. Laws and Regulations.

(viii)         Labeling, Promotion, and Advertising. All Products are and have been labeled, promoted, and advertised in accordance with their marketing authorization (if any) or within the scope of their exemption from such authorization (for example, as to an homologous use of a cell or tissue product).

(ix)    List of Permits. Section 4.28(b)(ix) of the Company Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders, clearances or approvals which are held exclusively by the Company and which relate to the Company’s activities outside the U.S. (“Non-U.S. Permits”). Such Non-U.S. Permits are the only permits that are required for the Company and its Subsidiaries to conduct their business outside the U.S. as presently conducted or as proposed to be conducted. Each such Non-U.S. Permit is in full force and effect and, to the Knowledge of the Company, no suspension, revocation or cancellation of such Non-U.S. Permit is threatened and there is no basis for believing that such Non-U.S. Permit will not be renewable upon expiration. Each such Non-U.S. Permit will continue in full force and effect immediately following the Effective Time.

Section 4.29   Product Liability; Product Warranties.  Except as set forth on Section 4.29 of the Company Disclosure Schedule, all Products and services sold, rented, leased, provided or delivered by the Company or the Subsidiary to customers on or prior to the Closing conform or will conform in all material respects to applicable contractual commitments, express and implied warranties, Product and service specifications, and, to the Knowledge of the Company, the Company has no material liability for replacement or repair thereof or other damages in connection therewith. Except as set forth on Section 4.29 of the Company Disclosure Schedule, no Product or service sold, leased, rented, provided or delivered by the Company or the Subsidiary to customers on or prior to the Closing is subject to any guaranty, warranty (other than warranties imposed by law) or other indemnity beyond the applicable standard terms and conditions of sale, rent or lease (which standard terms and conditions have been disclosed to Parent in Section 4.29 of the Company Disclosure Schedule). Except as set forth on Section 4.29 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liability arising out of any injury to a person or property as a result of the ownership, possession, provision or use of any equipment, Product or service sold, rented, leased, provided or delivered by the Company or the Subsidiary on or prior to the Closing thereof. All product liability claims that have been asserted against the Company or any Subsidiary thereof since January 1, 2003, whether covered by insurance or not and whether litigation has resulted or not, are listed and summarized on Section 4.29 of the Company Disclosure Schedule.

Section 4.30   Inventories. Subject to amounts reserved therefore on the Financial Statements, the values at which inventories of the Company and its Subsidiaries are carried on the Financial Statements reflect the historical inventory valuation policy of the Company and its Subsidiaries of stating such inventories at the lower of cost (determined on the first-in, first-out method) or market value. Except as set forth on Section 4.30 of the Company Disclosure Schedule, the inventories of the Company and its Subsidiaries are in good and merchantable condition in all material respects, are suitable and usable for the purposes for which they are intended and are in a condition such that they can be sold or used in the ordinary course of the business of the Company and its Subsidiaries consistent with past practice. Except as set forth in Section 4.30 of the Company Disclosure Schedule, each of the Company and its Subsidiaries, as the case may be, has good and marketable title to its inventories free and clear of all Liens. Except as reserved against by the Company (which reserve is set forth in Section 4.30 of the Company Disclosure Schedule), the inventories of the Company and its Subsidiaries do not consist, in any material amount, of items that are obsolete, damaged or slow-moving.

Section 4.31   Trade Compliance Matters.

(a)    The Company and its Subsidiaries are in compliance in all material respects with all applicable export control and economic sanctions laws and regulations of the United States and other countries including but not limited to the U.S. Export Administration Regulations (“EAR”) (Title 15 of the U.S. Code of Federal Regulations Part 730 et seq.), the EAR’s rules on Restrictive Trade Practices or Boycotts (15 C.F.R. Part 760—so called “Anti-boycott Regulations”), and the economic sanctions rules and regulations implemented under statutory authority and/or President’s Executive Orders and administered by the U.S. Treasury Department’s Office of Foreign Assets Control (Title 31 of the U.S. Code of Federal Regulations Part 500 et seq.) (collectively, the “OFAC Regulations”).

(b)    Neither the Company nor any of its Subsidiaries has, directly or, to the Company’s Knowledge, indirectly, exported, re-exported, sold or otherwise transferred any goods, software, or technology subject to the EAR in violation of the EAR or any OFAC Regulations. In the five (5) year period immediately preceding the execution and delivery of this Agreement, neither the Company nor any of its Subsidiaries has been a party to or a beneficiary under any contract under which goods have been sold or services provided, directly or indirectly, to customers in Afghanistan, Angola, Burma (Myanmar), Cuba, Iran, Iraq, Liberia, Libya, North Korea, Sierra Leone, Sudan or Syria without the proper license or other authorization from the U.S. Government. In addition, neither the Company nor any of its Subsidiaries has engaged in any other transactions, or otherwise dealt, with any person or entity with whom U.S. persons are prohibited from dealing under the EAR or the OFAC Regulations, including but not limited to any person or entity designated by OFAC on the list of Specially Designated Nationals and Blocked Persons (the “SDN List”).

(c)    There is no charge, proceeding or, to the Knowledge of the Company, investigation by any Governmental Authority with respect to a violation of any applicable U.S. or non-U.S. export control and economic sanctions laws and regulations including the EAR and the OFAC Regulations that is now pending or, to the Knowledge of the Company, has been asserted or threatened with respect to the Company or any of its Subsidiaries.

(d)    Except as set forth in Section 4.32(d) of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance in all material respects with all applicable U.S. and non-U.S. customs Laws and Regulations, including any export or import declaration filing, payment of customs duties, compliance with import quotas, import registration or any other similar requirements related to the exportation or importation of goods or services by the Company or its Subsidiaries. Section 4.31(d) of the Company Disclosure Schedule lists each special import or export program in which the Company or any of its Subsidiaries participates, including any temporary importation, bonded warehouse, expedited customs clearance or processing, drawback or similar program entitling the Company or any of its Subsidiaries to customs or Tax benefits related to the importation or exportation of its goods or services. The Company and its Subsidiaries are in compliance in all material respects with all requirements imposed under any such programs. Except as set forth on Section 4.31(d) of the Company Disclosure Schedule, there is no charge, proceeding or, to the Knowledge of the Company, investigation by any Governmental Authority with respect to a violation of any applicable U.S. or non-U.S. customs Laws and Regulations that is now pending or, to the Knowledge of the Company, threatened with respect to the Company or its Subsidiaries.

Section 4.32   Disclosure.  Neither this Agreement, nor any of the Related Agreements nor any of the exhibits, schedules or attachments executed or delivered by or on behalf of the Company or the Principal Shareholders with respect to the Merger or the other transactions contemplated hereby contains any untrue statement of a material fact. All such agreements, exhibits, schedules and attachments executed or delivered by or on behalf of the Company or the Principal Shareholders with respect to the Merger are accurate and complete in all material respects. There is no fact of which the Company or any Principal Shareholder is aware that has not been disclosed to Parent or Merger Sub and which the Company or any Principal Shareholder reasonably expects to have a Material Adverse Effect.

ARTICLE IVA

REPRESENTATIONS AND
WARRANTIES OF THE PRINCIPAL SHAREHOLDERS

Section 4A.1   Principal Shareholders That Are Entities. Each Principal Shareholder that is an entity, severally and not jointly, represents and warrants to Parent and Merger Sub on its own behalf and only with respect to itself as follows:

(a)    The execution and delivery by such Principal Shareholder of this Agreement, each Related Agreement to which such Principal Shareholder is a party and each other instrument required to be executed and delivered by it at the Closing, and the consummation by such Principal Shareholder of the transactions contemplated hereby and thereby have been duly authorized by all necessary trust, corporate, partnership or limited liability company action, and no other trust, corporate, partnership or limited liability company proceedings on the part of such Principal Shareholder are necessary to authorize such Principal Shareholder to execute and deliver this Agreement, each Related Agreement to which it is a party and each other instrument required to be executed and delivered by it at the Closing, and to perform its obligations hereunder and thereunder and to consummate the Merger and other transactions contemplated hereby and thereby.

(b)    Each of this Agreement and the Related Agreements to which such Principal Shareholder is a party has been duly and validly executed and delivered by such Principal Shareholder, assuming the due authorization, execution and delivery thereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of such Principal Shareholder enforceable against such Principal Shareholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(c)    All of the shares of Company Common Stock beneficially owned by such Principal Shareholder are set forth in Section 4.3(a) of the Company Disclosure Schedule, all of which shares are owned by such Principal Shareholder free and clear of all Liens.

(d)    The Principal Shareholders have no Knowledge of any pending or threatened Claim, or any basis for a Claim or demand against the Company or any of its Subsidiaries, with respect to which such Principal Shareholder would be entitled to indemnification in accordance with the proviso in Section 6.4.

Section 4A.2   Principal Shareholders Who Are Individuals.

Each Principal Shareholder who is an individual, severally and not jointly, represents and warrants to Parent and Merger Sub on his own behalf and only with respect to himself as follows:

(a)    Such Principal Shareholder has the legal capacity and all other necessary power and authority necessary to execute and deliver this Agreement, each Related Agreement to which he is a party and each other instrument required to be executed and delivered by it at the Closing, and to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby.

(b)    Each of this Agreement and the Related Agreements to which such Principal Shareholder is a party has been duly and validly executed and delivered by such Principal Shareholder, assuming the due authorization, execution and delivery thereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of such Principal Shareholder enforceable against such Principal Shareholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(c)    All of the shares of Company Common Stock beneficially owned by such Principal Shareholder are set forth in Section 4.3(a) of the Company Disclosure Schedule, all of which shares are owned by such Principal Shareholder free and clear of all Liens.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company and the Principal Shareholders as follows:

Section 5.1    Organization and Qualification. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Merger Sub is a newly-formed entity that has been formed solely for the purposes of the Merger and will not carry on any business or engage in any activities other than those reasonably related to the Merger.

Section 5.2    Authority; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Related Agreements to which Parent or Merger Sub is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Related Agreements to which Parent or Merger Sub is a party and the performance of their respective obligations hereunder and thereunder have been duly and validly authorized by the Board of Directors of each of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub. Except for filing of the Articles of Merger, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company and the Principal Shareholders and the Equityholders’ Representative, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

Section 5.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery by Parent and Merger Sub of this Agreement and the Related Agreements to which Parent or Merger Sub is a party do not, and the performance by Parent and Merger Sub of this Agreement and the Related Agreements to which Parent or Merger Sub is a party, shall not, (i) conflict with or violate the Charter or Bylaws of Parent or the Charter or Bylaws of Merger Sub, or (ii) subject to the filings and other matters referred to in Section 5.3(b), conflict with or violate in any material respect any Law or Order in each case applicable to Parent or Merger Sub or by which its or any of their respective properties, rights or assets is bound or affected.

(b)    The execution and delivery by Parent and Merger Sub of this Agreement and the Related Agreements to which Parent or Merger Sub is a party do not, and the performance by Parent and Merger Sub of this Agreement and the Related Agreements to which Parent or Merger Sub is a party and each instrument required hereby and thereby shall not, require Parent or Merger Sub to obtain any Approval of any Person, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except for (i) compliance with applicable requirements of the pre-merger notification requirements of the HSR Act and applicable Foreign Competition Laws, and (ii) the filing and acceptance for record of the Articles of Merger in accordance with the MBCA.

Section 5.4    Absence of Litigation. As of the date hereof, there is no Claim pending against or, to the Knowledge of Parent, threatened against Parent or Merger Sub which questions or challenges (a) the validity of this Agreement, or (b) any action taken or to be taken by Parent or Merger Sub pursuant to this Agreement or in connection with the transactions contemplated hereby.

Section 5.5    Financing Arrangements. Parent or an Affiliate of Parent has received and executed and delivered a commitment letter (the “Financing Letter”) dated as of July 27, 2006 from Wachovia Capital Markets, LLC and Citigroup Global Markets Inc. (together with their affiliates, the “Lenders”), pursuant to which the Lenders, among other things, commit to provide up to $375,000,000 to Parent or an Affiliate of Parent for use in financing the cash consideration payable at Closing. A true, complete and fully executed copy of the Financing Letter has been furnished to the Company. The Financing Letter is in full force and effect and has not been amended or modified in any respect and all commitment fees required to be paid thereunder have been paid in full or will be duly paid in full when due. Assuming the accuracy of the representations and warranties of the Company and the Principal Shareholders contained in Articles IV and IVA of this Agreement and compliance by the Company and the Principal Shareholders with the covenants set forth in Article VI, the aggregate proceeds of the financings contemplated by the Financing Letter, when taken together with the available cash of Parent and its Affiliates and the Company and the Company’s Subsidiaries, are sufficient to pay the Merger Consideration pursuant to Article III and to pay all related fees and expenses (such financing, the “Financing”).

ARTICLE VI

COVENANTS

Section 6.1    Conduct of Business by the Company Pending the Merger. The Company and the Principal Shareholders covenant and agree that, between the execution and delivery hereof and the Effective Time, except as expressly required by this Agreement or unless Parent shall otherwise specifically agree in writing in advance (provided that such agreement shall only be requested and provided if consistent with applicable Law and provided further that such agreement shall not be unreasonably withheld, conditioned or delayed), the Company shall, and the Principal Shareholders shall cause the Company to, (i) use Commercially Reasonable Efforts to conduct its business and to cause its Subsidiaries to conduct their respective businesses only in the ordinary course of business and in a manner consistent with past practice and (ii) conduct its business and cause its Subsidiaries to conduct their respective businesses in compliance in all material respects with all applicable Laws. The Company shall use its Commercially Reasonable Efforts, and the Principal Shareholders shall use their Commercially Reasonable Effort to cause the Company: (A) to preserve intact the business organization and assets and Intellectual Property of the Company and each of its Subsidiaries, and to operate and shall operate and cause each of its Subsidiaries to operate, according to plans and budgets previously provided to Parent; (B) to keep available the services of the present officers, employees, consultants, sales representatives, distributors and sales agents of the Company and each of its Subsidiaries; (C) to maintain in effect Material Contracts; and (D) to preserve the present relationships of the Company and each of its Subsidiaries with advertisers, publishers, sponsors, customers, licensees, suppliers, sales representatives, distributors and other Persons with which the Company or any of its Subsidiaries has business relations. By way of amplification and not limitation, neither the Company nor any of its Subsidiaries shall, nor shall any Principal Shareholder cause the Company to, between the execution and delivery hereof and the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent (provided that such consent shall only be requested and provided if consistent with applicable Law and provided further that such consent shall not be unreasonably withheld, conditioned or delayed):

(a)    amend or otherwise change the Charter or Bylaws or equivalent organizational documents of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization, reclassification, recapitalization, restructuring or in any other fashion the corporate structure or capital structure or ownership of the Company or any of its Subsidiaries;

(b)    issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or authorize the issuance, grant, sale, transfer, deliverance, pledge, promise, disposition or encumbrance of, or alter or modify the terms of rights or obligations under any shares of capital stock of any class (common or preferred), or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire any shares of capital stock or any other ownership interest or Stock-Based Rights of the Company or any of its Subsidiaries (except for the issuance of Company Common Stock issuable pursuant to the Stock Options outstanding on the date hereof and in accordance with the terms thereof in effect as of the date hereof); adopt, ratify or effectuate a stockholders’ rights plan or agreement or similar plan or Contract; or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of the Company or interest in or securities of any Company Subsidiary;

(c)    declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (except that a wholly owned Subsidiary of the Company may declare and pay a dividend to its parent); split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; or amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary of the Company to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries;

(d)    sell, transfer, deliver, lease, sublease, license, sublicense, mortgage, pledge, encumber, impair or otherwise dispose of (in whole or in part), or create, incur, assume or cause to be subjected to any Lien on, any of the assets of the Company or any of its Subsidiaries (including any Intellectual Property or accounts receivable), except for the sale of inventory in the ordinary course of business and consistent with past practice;

(e)    (i) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or organize any corporation, limited liability company, partnership, joint venture, trust or other entity or Person or any business organization or division thereof, or (ii) acquire any rights, assets or properties other than in the ordinary course of business consistent with past practice;

(f)    (i) except for borrowings or repayments under the Existing Indebtedness, incur or modify any Indebtedness or issue any debt securities or any warrants or rights to acquire any debt security, (ii) assume, guarantee or endorse or otherwise become responsible for, the obligations of any Person, (iii) enter into any off-balance sheet financing arrangement or any accounts receivable or payable financing arrangement, or (iv) make any loans, advances or enter into any other financial commitments;

(g)    authorize or make any expenditures (including capital expenditures) outside of the ordinary course of business consistent with past practice in excess of $100,000;

(h)    (i) increase the compensation or fringe benefits of any present or former director, officer, employee, consultant, sales representative, distributor or agent of the Company or its Subsidiaries (except for increases in salary or wages for non-executive employees, in the ordinary course of business consistent with past practice or the payment of accrued or earned but unpaid bonuses), (ii) grant any severance or termination pay to any present or former director, officer, employee, consultant, sales representative, distributor or agent of the Company or its Subsidiaries, (iii) loan or advance any money or other property to any present or former director, officer, employee, consultant, sales representative, distributor or agent of the Company or its Subsidiaries, (iv) establish, adopt, enter into, amend or terminate any Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement, or (v) grant any equity or equity-based awards or Stock-Based Rights;

(i)    change any accounting or cash management policies, procedures or practices (including with respect to reserves, revenue recognition, timing for payments of accounts payable and collection of accounts receivable) unless required by a change in Law or GAAP used by it;

(j)    (i) enter into any Contract that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend, extend or supplement in any material respect, transfer or terminate any Material Contract or waive, release or assign any rights or claims thereto or thereunder; (iii) enter into or extend any lease or sublease with respect to Real Property with any third party; (iv) modify, amend or transfer in any way or terminate any license agreement, standstill or confidentiality agreement with any third party, or waive, release or assign any rights or claims thereto or thereunder; or (v) enter into, modify, amend or supplement any Contract to provide exclusive rights or obligations or any non-competition or similar obligations or restrictions;

(k)    (i) make or change any Tax election or change any method of tax accounting other than an election in the ordinary course of business consistent with the past practices of the Company and its Subsidiaries, (ii) settle or compromise any federal, state, local or foreign Tax liability, (iii) file any amended Tax return, (iv) enter into any closing agreement relating to any Tax, (v) agree to an extension of a statute of limitations, or (vi) surrender any right to claim a Tax refund;

(l)    pay, discharge, satisfy or settle any Claim or waive, assign or release any material rights or claims except, in the case of Claims, any Claim which settlement would not: (i) impose any injunctive or similar Order on the Company or any of its Subsidiaries or restrict in any way the business of the Company (or the Surviving Corporation after the Effective Time) or any of its Subsidiaries, or (ii) exceed $50,000 in cost, liability or value to the Company or any of its Subsidiaries;

(m)    other than as permitted under Section 6.1(h), engage in, enter into or modify or amend any Contract, transaction, Indebtedness, commitment or other arrangement with, directly or indirectly, any of the directors, officers, employees, consultants, agents, Shareholders or other Affiliates of the Company and its Subsidiaries, or any of their respective Affiliates or family members;

(n)    fail to maintain in full force and effect all self-insurance and insurance, as the case may be, currently in effect, except that existing policies may be replaced by new or successor policies of substantially similar coverage;

(o)    commence any proceeding for any voluntary liquidation, dissolution, or winding up of the Company or any of its Subsidiaries, including but not limited to initiating any bankruptcy proceedings on the Company’s or any of its Subsidiary’s behalf;

(p)    fill any orders for, or conduct any further business with, any third parties that are subject to a U.S. trade embargo; or

(q)    authorize, recommend, propose or announce an intention to do any of the foregoing, or agree or enter into or amend any Contract or commitment to do any of the foregoing or any other action that would or could reasonably be expected to result in any conditions to the Merger set forth in Article VII not being satisfied or that would materially impair the ability of the Company, Parent, Merger Sub or any of the Principal Shareholders to consummate the Merger in accordance with the terms hereof or materially delay such consummation.

Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 6.2    No Solicitation of Other Proposals.

(a)    From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, nor shall the Company permit any of its Affiliates or Subsidiaries to, nor shall it authorize or permit any of its or their respective stockholders, directors, officers, employees, consultants, advisors, representatives or agents (collectively, the “Company Representatives”), directly or indirectly, (i) solicit, facilitate, initiate, entertain, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications regarding or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal (as defined herein), or (ii) participate or engage in any discussions or negotiations with, or provide any information to or take any other action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal or any inquiry or communication which might reasonably be expected to result in an Acquisition Proposal. For purposes of this Agreement, the term “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent, Merger Sub or any of their Affiliates) relating to (i) any merger, consolidation, reorganization or other direct or indirect business combination, recapitalization, liquidation, winding-up of, or similar transaction, involving the Company or any Subsidiary, (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company or any Subsidiary representing 10% or more of any class of the outstanding capital stock or voting power of the Company or such Subsidiary, (iii) any tender, exchange offer or other offer or bid that if consummated would result in any Person, together with all Affiliates thereof, beneficially owning shares of capital stock or other equity securities of the Company or any Subsidiary representing 10% or more of any class of the outstanding capital stock or voting power of the Company or such Subsidiary, (iv) the sale, lease, exchange, license (whether exclusive or not), or other disposition of a substantial portion of the Intellectual Property or a substantial portion of the business or other assets of the Company or any Subsidiary, or (v) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger or any of the other transactions contemplated hereby or which would reasonably be expected to diminish significantly the benefits to Parent or its Affiliates of the Merger or any of the other transactions contemplated hereby. The Company shall immediately cease and cause to be terminated, and shall cause its Subsidiaries and all Company Representatives to immediately terminate and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal. The Company shall take and cause all of its Subsidiaries to take all reasonable actions to ensure that each Company Representative complies with the provisions of this Section 6.2(a). Without limiting the foregoing, any action or conduct by any Affiliate or Subsidiary of the Company or any Company Representative that would be a violation of this Section 6.2(a) if taken by the Company, whether or not such Person is purporting to act on behalf of the Company, shall be deemed to be a breach of this Section 6.2(a) by the Company.

(b)    From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, no Principal Shareholder shall, nor shall he or it permit any of its Affiliates to, nor shall he or it authorize or permit any of his or its respective advisors, representatives or agents (collectively, the “Principal Shareholder Representatives”) to, directly or indirectly, (i) solicit, facilitate, initiate, entertain, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications regarding or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal, or (ii) participate or engage in any discussions or negotiations with, or provide any information to or take any other action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal or any inquiry or communication which might reasonably be expected to result in an Acquisition Proposal. Each Principal Shareholder shall immediately cease and cause to be terminated, and shall cause its Principal Shareholder Representatives and Company Representatives to immediately terminate and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal. Each Principal Shareholder shall take all reasonable actions to ensure that each Principal Shareholder Representative complies with the provisions of this Section 6.2(b). Without limiting the foregoing, any action or conduct by any Principal Shareholder Representative that would be a violation of this Section 6.2(b) if taken by any Principal Shareholder, whether or not such Person is purporting to act on behalf of such Principal Shareholder, shall be deemed to be a breach of this Section 6.2(b) by such Principal Shareholder.

(c)    In addition to the other obligations of the Company set forth in this Section 6.2, the Company shall immediately advise Parent orally and in writing of any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same. The Company shall inform Parent on a prompt and current basis of the status and content of any developments regarding any Acquisition Proposal from a third party and as promptly as practicable of any change in the price, structure or form of the consideration or material terms of and conditions regarding any Acquisition Proposal or of any other developments or circumstances relating to the Acquisition Proposal.

Section 6.3    Access to Information; Confidentiality.

(a)    Consistent with applicable Law and upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives and agents of Parent and its Affiliates (including lenders and their representatives and agents in connection with the matters covered in Section 6.18) (collectively “Parent Representatives”) full access during the period prior to the Effective Time, to all its properties, records, databases, source code, books, Contracts, commitments and other information (however stored), and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all such information as Parent may reasonably request. The Company shall (and shall cause each of its Subsidiaries to) make available to Parent and its Affiliates the appropriate individuals for discussion of such entity’s business, properties and personnel as Parent or the Parent Representatives may reasonably request. Notwithstanding anything contained herein to the contrary, Parent and the Parent Representatives may not take any action that unreasonably interferes with the Company or any Subsidiary’s normal operations, and all such access afforded to Parent and the Parent Representatives shall be coordinated only through the senior officers of the Company. No investigation pursuant to this Section 6.3(a) shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto. Without limiting the foregoing, the Company shall provide all financial information concerning the Company and its Subsidiaries as may be reasonably requested by Parent, including (i) as soon as practicable but in any event no later than thirty (30) days after the end of any fiscal quarter of the Company, financial statements of the Company for such fiscal quarter which have been reviewed by the Company’s independent accountants, and (ii) as soon as practicable but in any event no later than fifteen (15) days after the end of each calendar month, financial statements of the Company for such calendar month.

(b)    Parent shall keep all non-public information obtained pursuant to Section 6.3(a) confidential in accordance with the terms of the Mutual Disclosure Agreement dated May 11, 2005, among the Company, Orthofix and SG Cowen & Co., LLC, as amended by the Addendum to Mutual Disclosure Agreement dated August 29, 2005, among the Company, Orthofix and SG Cowen & Co., LLC (collectively, the “Confidentiality Agreement”). The Confidentiality Agreement shall continue in full force and effect prior to the Effective Time and after any termination of this Agreement. Anything contained in the Confidentiality Agreement to the contrary notwithstanding, the Company and Parent hereby agree that each such Party may issue press release(s) or make other public announcements regarding the transactions contemplated in this Agreement only in accordance with Section 6.8.

Section 6.4    No Recourse. Notwithstanding any provision in this Agreement effective as of the Closing Date, each of the Principal Shareholders hereby irrevocably waives any and all claims and right to recourse against the Company or its Subsidiaries or the Surviving Corporation, or any of their respective officers, directors and employees, with respect to any misrepresentation or breach of any representation, warranty or indemnity, or noncompliance with any conditions, covenants or agreements, given or made by the Company in this Agreement, any Related Agreement or any other agreements and documents executed and delivered or to be executed and delivered in order to consummate the Merger and the other transactions contemplated hereby. No Principal Shareholder shall be entitled to contribution from, subrogation to or recovery against the Company or any Subsidiary thereof or the Surviving Corporation with respect to any liability of any Principal Shareholder that may arise under or pursuant to this Agreement, any Related Agreement or any other agreements or documents executed and delivered or to be executed and delivered by the parties hereto in connection. In consideration of this Agreement, the Principal Shareholders (collectively, the “Releasing Parties”) release, as of the Effective Time, the Company, all Subsidiaries thereof, the Surviving Corporation, all Subsidiaries thereof and their respective officers, directors and employees (the “Released Parties”) from any and all claims, liabilities and causes of action arising prior to the Effective Time out of their original investments by the Releasing Parties in the Company or any actions or omissions to act by the Released Parties in connection with the ownership or operation of the business of the Company and its Subsidiaries; provided, that nothing in this Section 6.4 shall be deemed a waiver by any Principal Shareholder of such Principal Shareholder’s right to indemnification under the Company’s Charter or Bylaws, with respect to such Principal Shareholder’s position as an officer, director, employee, agent or representative of the Company.

Section 6.5    Commercially Reasonable Efforts; Further Assurances.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each Party shall use its Commercially Reasonable Efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, and by the Related Agreements. Each Party shall use its Commercially Reasonable Efforts to (i) as promptly as practicable, obtain all Approvals necessary to consummate the transactions contemplated by this Agreement and the Related Agreements, (ii) make all filings required by applicable Law, including under the HSR Act with the FTC or the DOJ or under any applicable Foreign Competition Laws, required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby, including the Merger, (iii) furnish all information required for any application or other filing to be made pursuant to the HSR Act, any applicable Foreign Competition Law or any other Law or any applicable Regulations of any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement and the Related Agreements, and (iv) obtain the expiration or termination of any applicable waiting period and any required clearances under the HSR Act or any applicable Foreign Competition Laws; provided, however, that notwithstanding anything herein to the contrary, neither Parent nor any of its Affiliates shall be under any obligation to, nor, without Parent’s prior written consent, shall the Company, any Principal Shareholder or any Subsidiary of the Company, (A) make proposals, execute, agree or consent to or carry out agreements or submit to Orders (1) providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Affiliates, including the Surviving Corporation, and other Subsidiaries of Parent or any of its Affiliates, the Company or its Subsidiaries or the holding separate of any capital stock of any such Person, or imposing or seeking to impose any limitation on the ability of Parent or any of its Affiliates, including the Surviving Corporation, to own such assets or to acquire, hold or exercise full rights of ownership of capital stock of the Company or its Subsidiaries, or (2) imposing or seeking to impose (x) any limitation whatsoever on the business activities of Parent or any of its Affiliates (other than the Company and its Subsidiaries) or (y) any limitation on the business activities of the Company or its Subsidiaries which, in the judgment of Parent in its sole discretion, might result in a limitation of the benefit expected to be derived by Parent as a result of the transactions contemplated hereby or might adversely affect Parent or any of Parent’s Affiliates, including its Subsidiaries and the Company and its Subsidiaries, or (B) otherwise take any step to avoid or eliminate any impediment which may be asserted or requested under any Law governing competition, monopolies or restrictive trade practices. None of the Parties hereto will take any action which results in any of the representations or warranties made by such Party pursuant to Articles IV or V, as the case may be, (i) if qualified or limited by materiality (including the words “material” or “Material Adverse Effect”), becoming untrue or inaccurate in any respect or (ii) if not so qualified or limited, becoming untrue or inaccurate in any material respect.

(b)    In connection with any of the filings or efforts listed in clauses (i) through (iv) of Section 6.5(a), Parent, the Principal Shareholders and the Company will use their respective Commercially Reasonable Efforts to (i) cooperate with each other in connection with any filing or submission in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) subject to applicable Law, consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Antitrust Laws, and (iii) provide to the Company’s or Parent’s outside counsel, as appropriate, all information and documents reasonably requested by such counsel promptly upon request, subject to any reasonable restrictions. The parties hereto may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5(b) as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. The Company and its Subsidiaries and the Principal Shareholders shall promptly notify Parent, and Parent shall promptly notify the Company, of any communication such Party or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Parties and its advisors to review in advance any proposed communication to any Governmental Authority subject to the limitations in this Section 6.5(b). No Party shall agree to participate in any meeting (including a telephone conference) with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance, except where it is not feasible or reasonably practicable to do so. To the extent permitted by such Governmental Authority, each Party agrees to give the other Party the opportunity to attend and participate at any such meeting. Subject to the Confidentiality Agreement, the limitations in this Section 6.5(b) and any reasonable restrictions, the Parties will provide each other with copies of all correspondence, filings and communications between them or any of their representatives or advisors, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement, the Related Agreements, or the transactions contemplated hereby or thereby, subject to any reasonable restrictions. No Party will agree to extend any waiting period under the HSR Act or any Foreign Competition Laws or enter into any agreement with the FTC or the DOJ or any other Governmental Authority regarding antitrust, competition, or similar Laws without the prior written consent of the other Parties.

(c)    The Parties shall use their Commercially Reasonable Efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article VII, as applicable to each of them, and to cause the Merger and the other transactions contemplated by this Agreement and the Related Agreements to be consummated. Each Party, at the reasonable request of another Party, shall promptly execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the Merger and the other transactions contemplated hereby and by the Related Agreements.

Section 6.6    Employee Benefits.

(a)    For a period of one (1) year following the Closing Date, Parent shall provide employees of the Company and the Company’s Subsidiaries (the “Employees”) with employee benefits (including hourly wage or salary level) that are substantially similar in the aggregate to those employee benefits provided to similarly situated U.S. employees of Parent’s U.S. Affiliates. Nothing in this Section 6.6(a) shall restrict in any way the ability of Parent or the Surviving Corporation to terminate any Employee.

(b)    Parent shall give Employees full credit for purposes of eligibility to participate and vesting under the employee benefit plans or arrangements maintained by Parent or its U.S. Affiliates in which such Employees participate for such Employees’ service with the Company and its Subsidiaries to the same extent recognized by comparable plans of the Company immediately prior to the Closing Date. With respect to any welfare benefit plans maintained by Parent or its U.S. Affiliates for the benefit of Employees on and after the Closing Date, Parent shall use Commercially Reasonable Efforts to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations to the same extent waived under comparable plans of the Company immediately prior to the Closing Date and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to amounts paid by such Employees with respect to similar plans maintained by the Company.

(c)    To the extent requested by Parent in writing prior to the Effective Time, the Company shall take all actions necessary to (i) terminate the Company’s 401(k) Profit Sharing Plan and Trust or other Employee Plan effective immediately prior to the Closing Date (including, without limitation, adopting any necessary resolutions to effectuate such termination), and (ii) facilitate the merger of any Employee Plan into any employee benefit plan maintained by Parent or any of its Affiliates.

Section 6.7    Notification of Certain Matters; Certain Consents.

(a)    The Company and the Principal Shareholders shall give prompt notice to Parent, and Parent shall give prompt notice to the Company and the Principal Shareholders, of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which results in any representation or warranty contained in this Agreement being untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality (including the word “material”) or “Material Adverse Effect”, then untrue or inaccurate in any respect) had such representation or warranty been made as of the time of occurrence or discovery of such fact, condition or event and any failure of the Company, Parent, Merger Sub or any Principal Shareholder, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice, including, the right to indemnification.

(b)    Each of the Company and the Principal Shareholders, on the one hand, and Parent, on the other hand, shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the Approval of such Person is or may be required in connection with this Agreement, the Merger or the Related Agreements, (ii) any material notice or other communication from any Governmental Authority in connection with this Agreement, the Merger or the Related Agreements, (iii) any Claim, relating to or involving or otherwise affecting such Party that relates to this Agreement, the Merger or the Related Agreements, or (iv) any fact, event, change, development, circumstance, condition or effect that is likely to delay or impede the ability of such Party to consummate the transactions contemplated by this Agreement or the Related Agreements or to fulfill their respective obligations set forth herein or therein.

(c)    The Company and the Principal Shareholders shall give prompt notice to Parent of (i) the occurrence of a default or event that, with notice or lapse of time or both, would become a default under any Material Contract of the Company, (ii) any fact, event, change, development, circumstance, condition or effect that has had or would reasonably be expected to have a Material Adverse Effect on the Company, and (iii) any of their representations or warranties contained herein failing to be true and correct in all material respects (or, in the case of any representation or warranty qualified by its terms by materiality (including the words “material” or “Material Adverse Effect”), failure to be true or accurate in any respect).

(d)    The Company shall give (or shall cause its Subsidiaries to give) any notices to third Persons, and use, and cause its Subsidiaries to use, Commercially Reasonable Efforts to obtain any Approvals from third Persons (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including but not limited to those Approvals set forth on Schedules 4.6(a) and 4.6(b) of the Company Disclosure Schedule), (ii) otherwise required under any Contracts in connection with the consummation of the Merger or other transactions contemplated hereby or by any Related Agreement, and (iii) required to prevent a Material Adverse Effect on the Company or any of its Subsidiaries from occurring. If the Company shall fail to obtain any such Approval from a third Person, the Company shall use its Commercially Reasonable Efforts, and will take any such actions reasonably requested by Parent (and Parent agrees to cooperate therewith as reasonably requested), to limit the adverse effect upon the Company and Parent, their respective Subsidiaries and Affiliates, and their respective businesses resulting, or which would result after the Effective Time, from the failure to obtain such consent.

(e)    At least seven (7) days before the Closing Date, the Company shall provide written notice to holders of Class B Common Stock and any other security holders of the Company to whom such notice is required to be provided in a form and in a manner that complies with the requirements of the MBCA (including Sections 7.04, 7.05, 11.04 and other applicable provisions of the MBCA), which notice shall contain or be accompanied by the material required in accordance with Section 7.04(d) of the MBCA. The Company shall provide a draft of such notice (and any related materials) to Parent for its review and comment a reasonable period prior to the date such notice is so provided and shall provide to Parent as promptly as practicable a copy of the final notice (and such related materials) as so provided, together with evidence of its transmittal to the securityholders of the Company to whom such notice is required by the MBCA to be provided.

Section 6.8    Public Announcements. Parent and the Company have agreed that the initial joint press release regarding this Agreement in the form previously agreed upon shall be issued promptly after execution and delivery by the Parties of this Agreement. No Party shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Related Agreements or any transaction contemplated hereby without the prior written consent of (a) Parent, if such press release or other public announcement is made by any Principal Shareholder or the Company, and (b) the Company, if such press release or other public announcement is made by Parent; except as may be required by Law or the Regulations of any national securities exchange or national automated quotation system, in which case the Party proposing to issue such press release or make such public announcement shall use its Commercially Reasonable Efforts to consult in good faith with the other such Party as provided in clauses (a) and (b) immediately above before issuing any such press release or making any such public announcement.

Section 6.9    Takeover Statutes. If any Takeover Statute or other anti-takeover Regulation, Charter provision or Contract is or shall become applicable to the Merger or the transactions contemplated hereby, the Company and the Board of Directors of the Company shall grant such Approvals and take such actions as are necessary under such Laws and provisions so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby without adverse effect under, and otherwise act to eliminate or minimize the effects of, such Law, provision or Contract.

Section 6.10   Shareholder and Other Claims. Prior to the Effective Time, the Company shall not settle or compromise any Claim brought by any present, former or purported holder of any securities of the Company or other present, former or purported counterparty to a Contract with the Company or any of its Subsidiaries in connection with the Merger or other transactions contemplated by this Agreement without the prior written consent of Parent; provided that such consent shall only be requested and provided if consistent with applicable Law and provided further that such consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.11   Company Transaction Expenses. At least one (1) Business Day prior to the Closing, the Company shall submit to Parent an unconditional acknowledgement of satisfaction of all financial obligations of the Company or any of its Subsidiaries resulting from the Company Transaction Expenses from all advisors, investment bankers, lawyers and accountants to whom Company Transaction Expenses are, have been or will be owed. If Parent, any Affiliate of Parent or the Surviving Corporation or any of their Subsidiaries has any liability to pay any Company Transaction Expenses that are not paid as of the Closing, Parent shall be entitled to receive payment out of the Escrow Fund of any amounts necessary to satisfy such liability and any related Losses, provided such amount was not included as either Indebtedness of the Company in the calculation of the Total Closing Calculation Amount in Section 3.1(b) or as an accrued and unpaid liability of the Company in the calculation of the Final August 31 Working Capital in Section 3.8.

Section 6.12   Escrow Agreement. On or before the Closing, Parent and the Equityholders’ Representative will execute and deliver, and will use Commercially Reasonable Efforts to cause the Escrow Agent to execute and deliver, the Escrow Agreement contemplated by Article IX in substantially the form attached hereto as Exhibit 6.12 (the “Escrow Agreement”).

Section 6.13   Delivery of Corporate Records. Prior to the Effective Time, the Company shall deliver to Parent or its designee correct and complete copies of all minute books of all shareholders, Board of Directors and committee meetings, unanimous or other consents, corporate seals, stock ledgers, true and complete copies of the Charter and By-laws (or similar organizational documents), and other similar records and items reasonably requested by Parent from the Company and the Company’s Subsidiaries, including all stock certificates or similar evidence of ownership of the common stock or other equity interests held by the Company, directly or indirectly, of all its Subsidiaries.

Section 6.14   Restriction on Competition.

(a)    Each of the Parties hereby acknowledges and recognizes that: (i) pursuant to the Merger and other transactions contemplated by this Agreement, each Principal Shareholder is selling the goodwill of the Company in exchange for the Per Share Consideration; (ii) receipt of such Per Share Consideration is more than adequate consideration for each Principal Shareholder to enter into this Agreement; (iii) each Principal Shareholder’s execution and delivery of this Agreement and agreement to the covenants herein (and in particular, the covenants in Section 6.14 and Section 6.15) are material inducements for Parent and Merger Sub (and Orthofix) to enter into this Agreement and acquire the Company from the Equity Holders; and (iv) Parent and Merger Sub (and Orthofix) would not have entered into this Agreement but for each Principal Shareholder’s execution and delivery of this Agreement and agreement to comply with the covenants herein (and in particular, the covenants in Section 6.14 and Section 6.15).

(b)    Each Principal Shareholder agrees that, during the Noncompetition Period, such Principal Shareholder shall not:

(i)    engage directly or indirectly in competition with the Surviving Corporation or any of its Subsidiaries or Parent in any Restricted Territory; or

(ii)    directly or indirectly, engage in, or be or become an officer, director, shareholder, owner, co-owner, co-venturer, Affiliate, partner, employee, agent, representative, consultant, advisor or manager, for or to, or otherwise be or become associated with or acquire or hold (of record, beneficially or otherwise) any direct or indirect interest in, any Person that engages in a business whose Products, services or activities compete with the Products, services or activities of the Surviving Corporation or any of its Subsidiaries or Parent in any Restricted Territory (a “Competitor”);

provided, however, that each Principal Shareholder may, without violating this Section 6.14, own, as a passive investment, shares of capital stock of any Competitor if (i) such shares are listed on a national securities exchange in the United States, (ii) the number of shares of such Competitor’s capital stock that are owned beneficially (directly or indirectly) by such Principal Shareholder and the number of shares of such Competitor’s capital stock that are owned beneficially (directly or indirectly) by such Principal Shareholder’s Affiliates collectively represent less than one percent (1%) of the total number of shares of such Competitor’s capital stock outstanding, and (iii) neither such Principal Shareholder nor any Affiliate of such Principal Shareholder is otherwise associated directly or indirectly with such Competitor.

Section 6.15   No Solicitation of Employees.

(a)    Each Principal Shareholder agrees that, during the Noncompetition Period, such Principal Shareholder shall not, directly or indirectly, personally or through others, (on such Principal Shareholder’s own behalf or on behalf of any other Person):

(i)    induce or attempt to induce any Specified Employee to leave his or her employment with the Surviving Corporation, any of its Subsidiaries or Parent; or

(ii)    solicit or attempt to solicit for employment or engagement as a consultant or contractor any Specified Employee.

(b)    “Specified Employee” shall mean any individual who is an employee of the Surviving Corporation or any of its Subsidiaries or Parent or any Affiliate thereof on the date of Principal Shareholder’s inducement or solicitation or who was an employee of the Surviving Corporation or any of its Subsidiaries or Parent or any Affiliate thereof within six (6) months prior to Principal’s Shareholder’s inducement or solicitation.

(c)    Notwithstanding any of the foregoing provisions, it shall not be a violation of this Section 6.15 if Principal Shareholder’s action was taken while employed by the Surviving Corporation or any of its Subsidiaries, was consistent with his/her duties on behalf of the Surviving Corporation or any of its Subsidiaries, and was for the benefit of the Surviving Corporation or any of its Subsidiaries.

Section 6.16   280G Approval. The Company shall seek approval by the Shareholders entitled to vote thereon pursuant to the provisions of Section 280G of the Code and the Regulations promulgated thereunder of any payments of cash or stock that may be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, such that all such payments will not be deemed to be “parachute payments” pursuant to Section 280G of the Code or shall be exempt from such treatment under Section 280G of the Code or will not be made if not so approved.

Section 6.17   Treatment of Stock Options, Etc.

(a)    As soon as practicable following the date of this Agreement, the Company shall (i) provide notice of the Merger and other transactions contemplated by this Agreement to all Optionholders and (ii) (A) request that each such Optionholder exercise all Vested Stock Options held by such Optionholder in accordance with the terms thereof as promptly as practicable and (B) in the event that any Optionholder does not exercise all Vested Stock Options held by such Optionholder or holds Unvested Stock Options, the Company shall use Commercially Reasonable Efforts to obtain the written consent of each such Optionholder to this Agreement, the Merger and other transactions contemplated by this Agreement and the Option Consideration, if any, to be received by such Optionholder including the termination of all Stock Options in accordance with and subject to the terms and conditions hereof. The Company shall provide to Parent as promptly as practicable copies of such written consents and all correspondence to or from Optionholders in connection with the Merger and other transactions contemplated hereunder and shall provide Parent with the opportunity to review and comment upon all such documentation prior to its dissemination to Optionholders in accordance with this Section 6.17(a).

(b)    Each Principal Shareholder hereby agrees to (i) exercise in full the Warrants held by such Principal Shareholder prior to Closing and surrender the certificate evidencing the Warrants to Parent or the Paying Agent for cancellation and termination or (ii) execute and deliver to Parent in writing an irrevocable waiver of any rights such Principal Shareholder may have with respect to the Warrants held by such Principal Shareholder in consideration for the Option Consideration to be received by such Principal Shareholder in connection with the Merger, which waiver shall include a consent that such Warrant is cancelled and terminated effective as of the Closing and have no further force and effect and a covenant by the Principal Shareholder that certificates evidencing the Warrants shall be delivered to the Parent or Paying Agent for cancellation and termination at the Closing.

(c)    Each Principal Shareholder hereby agrees, prior to Closing, to (i) (A) convert all Convertible Notes held by such Principal Shareholder into shares of Company Common Stock issuable upon conversion of such Convertible Notes pursuant to the terms of the Convertible Notes and surrender all such Convertible Notes to Parent or the Paying Agent for cancellation and termination and (B) fully exercise any and all rights to exchange shares of Class A Common Stock owned beneficially or of record by such Principal Shareholder for shares of Class B Common Stock pursuant to rights granted or purported to be granted pursuant to resolutions of the Board of Directors of the Company dated January 1, 2001 (the “Exchange Rights”), or (ii) execute and deliver to Parent in writing an irrevocable waiver of any rights such Principal Shareholder may have with respect to such Convertible Notes and such Exchange Rights, as applicable, in consideration for the Per Share Consideration or Option Consideration, as applicable, received by such Principal Shareholder in the Merger, which waiver shall include a consent by such Principal Shareholder that such Convertible Notes shall be terminated and cancelled effective as of the Closing and have no further force and effect and a covenant by the Principal Shareholder that all such Convertible Notes shall be delivered to the Parent or Paying Agent for cancellation and termination at the Closing.

(d)    Any exercise of Stock Options or Warrants, any conversion of Convertible Notes and any exercise of Exchange Rights undertaken in accordance with Sections 6.17(a), (b) or (c) may be made subject to and conditioned on the Closing and effectiveness of the Merger at the Effective Time.

Section 6.18   Financing.  In the event that at any time funds are not or have not been made available pursuant to the Financing Letter so as to enable Parent to proceed with the Closing in a timely manner, each of Parent and Merger Sub shall use its Commercially Reasonable Efforts to obtain alternative funding in an amount at least equal to the amount necessary to consummate the Merger on terms and conditions substantially comparable to those provided in the Financing Letter, or otherwise on terms reasonably acceptable to Parent and Merger Sub.

(b)    The Company agrees to provide, and will cause its Subsidiaries and each of their respective officers, employees and advisors to provide, reasonable cooperation as requested by Parent in connection with the Financing provided for in the Financing Letter, and any other financing in respect of the Merger and transactions contemplated by this Agreement, including without limitation, participation in meetings and due diligence sessions.

Section 6.19   Transfer of Securities. Each of the Principal Shareholders agrees that, between the date of this Agreement and the Effective Time, such Principal Shareholder will not, directly or indirectly, transfer or otherwise convey ownership of or legal right or entitlement to any of such Principal Shareholder’s shares of Company Common Stock, Stock Options, Convertible Notes or other equity interests in the Company except to a trust, family partnership or similar estate or gift planning entity formed by or on behalf of such Principal Shareholder for the benefit of the members of the immediate family of such Principal Shareholder that executes and delivers to Parent a valid and binding joinder to this Agreement in a form reasonably satisfactory to Parent which provides, among other things, that such transferee will be fully subject to the indemnification and other obligations of the Principal Shareholders under this Agreement (including the right of individual recourse against such transferee for any amounts paid to such transferee under this Agreement in accordance with Article IX). Any transfer in violation of this Section 6.19 shall be null and void. The Company agrees that it will not record in the stock register or other books and records of the Company any transfer in violation of this Section 6.19.

Section 6.20   Pre-Closing Delivery of Schedules Necessary for Determination of Total Closing Calculation Amount. No later than three (3) Business Days prior to the scheduled Closing Date, the Company shall deliver to Parent schedules and reasonable supporting documentation detailing the Company's calculation of the Aggregate Exercise Price, the Aggregate Exercise Proceeds, the amount of any Indebtedness of the Company or any Subsidiary of the Company (as of the end of the day on August 31, 2006), and the Distributor Trust Fund Amount. The Company shall also provide Parent with such information as Parent may reasonably request to verify such calculations.

ARTICLE VII

CONDITIONS

Section 7.1    Conditions to Each Party's Obligation to Effect the Merger.  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)    HSR Act; Foreign Competition Laws. All applicable waiting periods or Approvals under the HSR Act and any applicable Foreign Competition Laws shall have expired or been terminated or shall have been received.

Section 7.2    Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Company and each Principal Shareholder contained in this Agreement and the Related Agreements to which it or he is a party (i) that are qualified or limited by materiality (including the word “material”) or “Material Adverse Effect” shall be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date), and (ii) that are not so qualified or limited shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct in all material respects as of such date); and Parent and Merger Sub shall have received (A) a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company, which certificate shall have the effect (including for purposes of Article IX) of the Company making its representations and warranties under this Agreement as of the Closing Date (other than such representations that are made as of a specified date, which shall be remade on the Closing Date as of such specified date) and (B) a certificate to such effect signed by each Principal Shareholder, which certificate shall have the effect (including for purposes of Article IX) of each Principal Shareholder making its representations and warranties under this Agreement as of the Closing Date (other than such representations that are made as of a specified date, which shall be remade on the Closing Date as of such specified date).

(b)    Agreements and Covenants. Each of the Company and each Principal Shareholder shall have performed and complied in all material respects with all agreements and covenants required by this Agreement and the Related Agreements to which it or he is a party to be performed or complied with by it or them on or prior to the Closing Date; and Parent and Merger Sub shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company and a certificate to such effect signed by each Principal Shareholder.

(c)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court or Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger and other transactions contemplated hereunder and under the Related Agreements on the same terms and conferring on Parent and Merger Sub all the rights and benefits as contemplated herein; and there shall not be any Law or Order enacted, entered or enforced which makes the consummation of the Merger on the same terms and conferring on Parent all the rights and benefits as contemplated herein illegal.

(d)    Approvals, Consents, Etc. Parent shall have received evidence, in form and substance satisfactory to it, that (i) all Approvals of Governmental Authorities necessary in connection with this Agreement or the Related Agreements and the Merger and the other transactions contemplated hereby or thereby have been obtained, including that all necessary waiting periods have expired or been terminated (ii) all Approvals of third parties set forth in Section 4.6(a) and Section 4.6(b) of the Company Disclosure Schedule have been obtained without any liability or obligation of the Company or Parent or any of their respective Affiliates, without any restriction on their respective businesses or operations and without any changes in terms or conditions of existing arrangements or agreements, unless Parent has consented thereto in writing in advance, except where the failure to obtain such Approval(s) would not have a Material Adverse Effect; and (iii) the Company has taken all steps necessary to comply with ISRA and has obtained all approvals required under ISRA (which evidence may consist of evidence, in form and substance satisfactory to Parent, that ISRA does not apply to the transactions contemplated by this Agreement or Related Agreements).

(e)    Escrow Agreement. The Equityholders’ Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement to Parent.

(f)    No Material Adverse Change. There shall not have occurred any fact, event, change, development, circumstance or effect which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

(g)    Opinions. Parent shall have received (i) the opinion of Bowditch & Dewey, LLP, counsel to the Company, in the form attached hereto as Exhibit 7.2(g)-1, and (ii) the opinion of Greenberg Traurig LLP, as special intellectual property counsel to the Company in the form attached hereto as Exhibit 7.2(g)-2.

(h)    Company Transaction Expenses. The Company shall have submitted to Parent the acknowledgements referred to in Section 6.11, reasonably satisfactory to Parent from all advisors, investment bankers, lawyers and accountants to whom Company Transaction Expenses are, have been or will be owed evidencing that all Company Transaction Expenses (other than amounts that the Company agrees in writing shall be treated as Indebtedness of the Company in the calculation of the Total Closing Calculation Amount in Section 3.1(b) or that the Company reflects as accrued and unpaid liabilities of the Company on the Estimated Working Capital Schedule) have been paid by the Company or its Subsidiaries in full.

(i)    No Governmental Restriction, Etc. There shall not be any pending or threatened Claim asserted by any Governmental Authority or private litigant (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements or seeking to obtain from Parent or any of its Subsidiaries or Affiliates any damages in connection with this Agreement or the Related Agreements, (ii) seeking to prohibit or limit the ownership, operation or conduct by the Company, Parent or any of their respective Subsidiaries or Affiliates of any significant portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or Affiliates, or challenging or seeking to dispose of or hold separate any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or Affiliates, as a result of the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements, (iii) seeking to impose any limitations on the ability of Parent or Merger Sub to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company, the Surviving Corporation or any of their Subsidiaries or Affiliates, including the right to vote such capital stock on all matters properly presented to the shareholders of the Company or the Surviving Corporation, respectively, or (iv) seeking to prohibit Parent or any of its Subsidiaries or Affiliates from effectively controlling in any respect the business or operations of the Company or its Subsidiaries or Affiliates.

(j)    Resignation of Directors and Officers. Parent shall have received letters of resignation, effective on the Closing Date, from each of the directors and officers of the Company and the Company’s Subsidiaries.

(k)    Dissenting Shares. The aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have purported to exercise appraisal rights or provided notice of the intention to exercise appraisal rights purportedly in accordance with the provisions of Part 13 of the MBCA shall constitute less than two percent (2%) of the shares of Company Common Stock outstanding as of the date of this Agreement, as set forth in Section 4.3(a).

(l)    Consents and Waivers of Optionholders. Each Optionholder who does not exercise all Vested Stock Options held by such Optionholder or who holds Unvested Stock Options shall have executed and delivered to Parent a written consent, in the form attached hereto as Exhibit 7.2(l), to the Agreement, the Merger and other transactions contemplated by the Agreement and the Option Consideration, if any, to be received by such Optionholder including the termination of all Stock Options in accordance with and subject to the terms and conditions hereof, and all other obligations provided for by Section 6.17 shall have been fully and completely satisfied and/or performed and all deliveries to Parent required by such Section 6.17 shall have been made.

(m)    280G Approval. The approval by the Shareholders pursuant to Section 6.16 shall have been properly obtained and evidence thereof delivered to Parent.

(n)    Estimated Working Capital Schedule. The Company shall have delivered the Estimated Working Capital Schedule in a form reasonably acceptable to Parent.

(o)    [intentionally omitted]

(p)    Financing. The Financing shall have been obtained pursuant to and in accordance with the terms and conditions specified in the Financing Letter, or alternative financing as provided in Section 6.18(a) of this Agreement shall have been obtained by Parent or Merger Sub.

(q)    FIRPTA. The Company shall have delivered to Parent, in a form reasonably acceptable to Parent, a statement in accordance with Treasury Regulation sections 1.897-2(h) and 1.1445-2(c)(3) that interests in the Company are not U.S. real property interests.

(r)    Leases. Each of the leases set forth in Exhibit 7.2(r) has been assigned or otherwise transferred to and fully assumed by the Person or Persons named in such Exhibit 7.2(r) and the Company shall have been released from all further liability under each such lease in a form reasonably acceptable to Parent and delivered to Parent.

(s)    Continuing Employment Agreements. The Continuing Employment Agreements shall be in full force and effect.

(t)    Certain Liens. Other than those Liens resulting from the Company’s operating leases set forth on Exhibit 7.2(t), all Liens of the Company and its Subsidiaries shall have been terminated or released at or prior to the Closing. To the extent any such Liens (other than those set forth on Exhibit 7.2(t)) are not terminated or released at or prior to the Closing and Parent and Merger Sub waive this condition with respect to such Lien(s) (other than those set forth on Exhibit 7.2(t)), all costs associated with terminating or releasing such Liens shall be treated as Indebtedness that was erroneously excluded from the Total Closing Calculation Amount and therefore as a Loss subject to indemnification pursuant to Section 9.2(a)(xi).

Section 7.3    Additional Conditions to Obligations of the Company and the Principal Shareholders. The obligation of the Company to effect the Merger is also subject to the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent, Merger Sub and Orthofix contained in this Agreement (i) that are qualified or limited by materiality (including the word “material”) or “Material Adverse Effect” shall be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date), and (ii) that are not so qualified or limited shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct in all material respects as of such date); and the Company shall have received (A) a certificate to such effect signed by an authorized officer of Parent, which certificate shall have the effect of Parent and Merger Sub making their representations and warranties under this Agreement as of the Closing Date (other than such representations that are made as of a specified date, which shall be remade on the Closing Date as of such specified date) and (B) a certificate to such effect signed by an authorized officer of Orthofix, which certificate shall have the effect of Orthofix making its representations and warranties under this Agreement as of the Closing Date (other than such representations that are made as of a specified date, which shall be remade on the Closing Date as of such specified date).

(b)    Agreements and Covenants. Each of Parent and Merger Sub shall have performed and complied in all material respects with all agreements and covenants required by this Agreement and the Related Agreements to which it is a party to be performed or complied with by it on or prior to the Closing Date; and the Company and the Principal Shareholders shall have received a certificate to such effect signed by an authorized officer of Parent.

(c)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court or Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger and other transactions contemplated hereunder and under the Related Agreements on the same terms and conferring on the Principal Shareholders and the Other Equity Holders all the rights and benefits as contemplated herein; and there shall not be any Law or Order enacted, entered or enforced which makes the consummation of the Merger on the same terms and conferring on the Principal Shareholders and the Other Equity Holders all the rights and benefits as contemplated herein illegal.

(d)    Escrow Agreement. Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement to the Company.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1    Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) By mutual written consent of the Parties;

(b)

(i)    By either Parent or the Company if the Merger shall not have been consummated on or before October 15, 2006 (the “End Date”); provided, that (A) the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose willful failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date, and (B) if the expiration or termination of any applicable waiting period and any required clearances under the HSR Act or any applicable Foreign Competition Laws has not been obtained by the End Date, the End Date shall be automatically extended, without further action of the Parties, until December 31, 2006 (the “Extended End Date”); or

(ii)    By either Parent or the Company if the Merger shall not have been consummated on or before the Extended End Date (if applicable under clause (B) of Section 8.1(b)(i)).

(c)    By either Parent or the Company, if a Court or Governmental Authority shall have issued an Order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(d)    By Parent, if neither Parent nor Merger Sub is in breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Company or any Principal Shareholder herein become untrue or inaccurate such that Section 7.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 8.1(d)) or (ii) there has been a breach on the part of the Company or any Principal Shareholder of any of their covenants or agreements contained in this Agreement such that Section 7.2(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 8.1(d)), and, in both case (i) and case (ii), such breach (if curable) has not been cured within thirty (30) days after notice to the Company and the Principal Shareholders by Parent; or

(e)    By the Company, if it is not in breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Parent or Merger Sub herein become untrue or inaccurate such that Section 7.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 8.1(e)) or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that Section 7.3(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 8.1(e)), and, in both case (i) and case (ii), such breach (if curable) has not been cured within thirty (30) days after written notice to Parent by the Company.

Section 8.2    Effect of Termination.

(a)    Subject to Sections 8.2(b), in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement (other than this Section 8.2 (Effect of Termination) and Sections 6.3(b) (Access to Information; Confidentiality), 6.8 (Public Announcements) and 11.1 through 11.10 (Miscellaneous), which shall survive such termination) will forthwith become void, and there will be no liability on the part of Orthofix, Parent, Merger Sub or the Company or any of their respective officers or directors or the Principal Shareholders to the other and all rights and obligations of any Party hereto, including the Principal Shareholders, will cease, except that nothing herein will relieve any Party from liability for any breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.

(b)    If this Agreement is terminated by the Company pursuant to Section 8.1(b) and the only condition in Sections 7.1, 7.2 and 7.3 that is not or cannot be satisfied or has not been waived is the condition in Section 7.2(p), Parent shall, no later than the close of business on the fifth (5th) Business Day after such termination of this Agreement, pay to the Company an amount equal to Five Million Dollars ($5,000,000) (the “Parent Termination Fee”) as liquidated damages and as the sole and exclusive remedy for such termination, and upon such payment, Orthofix, Parent and Merger Sub and any of their respective officers or directors shall be discharged from all further liability under this Agreement; provided, however, that the Company shall not be entitled to payment of the Parent Termination Fee if the Company or any Principal Shareholder (i) shall be in default in the performance of, or shall have breached, its or his obligations under this Agreement (other than immaterial defaults or breaches of a technical nature) or (ii) shall have, directly or indirectly, caused (by any action or failure to act) the failure of the condition in Section 7.2(p) to be satisfied.

Section 8.3    Amendment. This Agreement may be amended to the fullest extent permitted by Law by Parent, Merger Sub and the Company by action taken by or on behalf of their respective Boards of Directors, at any time prior to the Effective Time, whether before or after approval of this Agreement by the holders of Class A Common Stock or by the shareholder of Merger Sub.  This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 8.4    Waiver. At any time prior to the Effective Time, any Party hereto may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.

ARTICLE IX

INDEMNIFICATION AND ESCROW

Section 9.1    Survival of Representations and Warranties. All representations and warranties made by the Company, the Principal Shareholders, Orthofix, Parent and Merger Sub in this Agreement shall survive the Merger and continue for a period beginning on the Closing Date and ending two (2) years after the Closing Date (the “Survival Period”) (except for (x) the representations and warranties in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.22, 4A.1, 4A.2, 5.1, 5.2 and 11.10(b)(i)-(iii) which shall survive the Merger and continue indefinitely, (y) the representations and warranties in Sections 4.6, 4.8, 4.13, 4.14, 4.17, 4.18, 4.27, 4.28, 5.3 and 11.10(b)(iv)-(v) which shall survive until 90 days after the expiration of the applicable statute of limitations) and (z) the representations and warranties in Section 4.29 which shall survive the Merger and continue for a period beginning on the Closing Date and ending one (1) year after the Closing Date). Notwithstanding anything herein to the contrary, if an indemnification claim in respect of any representation or warranty is made prior to the termination of the particular survival period specified above, such representation or warranty shall survive as to such indemnification claim until such claim has been finally resolved.

Section 9.2    Indemnification; Remedies.

(a)    Subject to the limitations set forth in this Article IX, the Equity Holders shall, jointly and severally, subject to the limitations set forth in this Agreement, indemnify and hold harmless Parent and Merger Sub and their respective Affiliates (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) and each of their respective officers, directors, agents, representatives, employees, successors and assigns (hereinafter referred to individually as a “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against any and all amounts, payments, losses, damages, claims, demands, actions or causes of action, liabilities, settlements, judgments, costs and expenses, including interest, penalties, fines and fees (including reasonable attorneys’ fees and costs of Claims) (collectively, “Losses”), arising out of, resulting from or relating to any of the following matters:

(i)    the breach, untruth or inaccuracy of any representation or warranty of the Company or any Principal Shareholder contained in Article IV or IVA of this Agreement or in any schedule, exhibit or certificate delivered by the Company or any Principal Shareholder pursuant hereto, determined in each case and for all purposes without regard to any materiality (including the word “material”), Material Adverse Effect or similar qualifier contained therein;

(ii)    the breach or nonperformance by the Company or any Principal Shareholder of any of its covenants or agreements (whether to be performed prior to or after the Closing) contained in this Agreement, determined in each case and for all purposes without regard to any materiality (including the word “material”), Material Adverse Effect or similar qualifier contained therein;

(iii)    the amount of all Company Transaction Expenses which have not been paid prior to Closing or which have not been reflected in a reduction of the Total Closing Calculation Amount pursuant to the provisions of Section 3.1(b) of this Agreement (but only to the extent of such reduction);

(iv)   an amount equal to the excess, if any, of (A) any amounts Parent, Merger Sub, the Company or the Surviving Corporation is required by a court of competent jurisdiction to pay, or pays in settlement, in respect of any Dissenting Shares (to the extent a Court determines that Part 13 of the MBCA is applicable to the Merger) over (B) the amount of the Per Share Consideration into which such Dissenting Shares would have been converted in the Merger had such shares not been Dissenting Shares;

(v)    [intentionally omitted]

(vi)   Losses from breach of contract or other claims made by any party alleging to have had a contractual or other right to acquire the Company's capital stock or assets or the right to approve this Agreement;

(vii)   any amounts indemnifiable pursuant to Section 3.8(d) because the amount of the Final August 31 Working Capital was less than the Estimated August 31 Working Capital;

(viii)         any claim or allegation that after the Effective Time any Stock Option entitles the holder thereof to anything other than the cash payment specified in Section 3.3;

(ix)    any facts, circumstances or conditions, existing, initiated or occurring prior to the Closing Date that result in liability under Environmental Laws;

(x)    [intentionally omitted]

(xi)    the amount, if any, by which the Total Closing Calculation Amount was increased due to errors or inaccuracies in the schedules delivered by the Company pursuant to Section 6.20;

(xii)   any liability of the Company or any of its Subsidiaries under the WARN Act or any similar state or local Law that may result from "Employment Loss," as defined by 29 U.S.C. Section 2101(a)(6), caused by any action of the Company or any of its Subsidiaries prior to the Effective Time or the decision of Parent or any Affiliate of Parent not to hire previous employees of the Company or any of its Subsidiaries;

(xiii)   any civil money penalties, fines, damages, assessments, recoupments, adjustments or offsets imposed or assessed against the Company or any of its Subsidiaries by any Governmental Authority (including, for the avoidance of doubt, any Court proceeding instituted by any such Governmental Authority for the purpose of litigating such imposition or assessment against the Company or any of its Subsidiaries) after the Effective Time, based on any action, inaction, event, condition, facts or circumstances that occurred or existed prior to or at the Effective Time, whether or not disclosed to Parent pursuant to this Agreement or in the Company Disclosure Schedule;

(xiv)         the matters described in Section 4.24 of the Company Disclosure Schedule (Interested Party Transactions);

(xv)          the matters relating to the Distributor Trust Fund Amount to the extent such matter has not been reflected in a reduction of the Total Closing Calculation Amount pursuant to Section 3.1(b) (but only to the extent of such reduction) and any Claims in connection with the Distributor Trust Fund;

(xvi)         [intentionally omitted]

(xvii)        the following Taxes and, except as otherwise provided in Section 10.3 hereof, against any Losses, incurred in contesting or otherwise in connection with any such Taxes: (A) Taxes imposed on the Company or any of its Subsidiaries with respect to Tax periods ending on or before the date of the Effective Time (and, for purposes of this clause (A), Losses shall include fees and expenses incurred in connection with the preparation and filing of any and all Tax Returns relating to such Tax periods); (B) with respect to Tax periods beginning before the date of the Effective Time and ending after the date of the Effective Time, Taxes imposed on the Company or any of its Subsidiaries which are allocable, pursuant to Section 10.1, to the portion of such period ending on the date of the Effective Time; (C) Taxes imposed on any Person other than the Company and its Subsidiaries for which the Company or any of its Subsidiaries is or may be liable by operation of law or agreement with respect to any Tax Period or any portion of a Tax Period occurring on or before the date of the Effective Time; and (D) Taxes imposed on Parent, the Company or any of its Subsidiaries or after the Effective Time, the Surviving Corporation or any of its Subsidiaries, as a result of any breach of warranty or misrepresentation under Section 4.17;

(xviii)       [intentionally omitted]

(xix)          [intentionally omitted] or

(xx)           any Claims made by or on behalf of any former Equity Holder of the Company challenging, disputing or objecting to the Merger or the Merger Consideration.

(b)    Nothing in this Agreement shall limit the liability of the Company or any Principal Shareholder for any breach of any representation, warranty, covenant or agreement in this Agreement if this Agreement is terminated or a Claim for such breach is made prior to the Effective Time.

(c)    Subject to the terms of this Article IX, the liability of the Principal Shareholders and the Other Equity Holders, and the right of the Parent Indemnified Persons to seek indemnification under this Article IX against the Principal Shareholders and the Other Equity Holders shall be limited to and capped at the aggregate sum of $66,600,000 (including any amounts received by Parent Indemnified Persons from the Escrow Fund in satisfaction of indemnification rights pursuant to this Article IX). Such indemnification obligations of the Principal Shareholders and the Other Equity Holders under Article IX shall be satisfied by the following means:

(i)    first, recourse against such monies as are on deposit in the Escrow Fund; and

(ii)    second, upon the exhaustion or unavailability of the Escrow Fund, exercise by any Parent Indemnified Person of such Parent Indemnified Person’s indemnification rights through direct personal recourse against the Principal Shareholders individually;

provided, however, that (A) no Parent Indemnified Person shall be entitled to indemnification by any Principal Shareholder pursuant to this Agreement unless notice of the indemnification claim is given to such Principal Shareholder or the Equityholders’ Representative prior to the earlier of (x) the date of termination of the applicable survival period specified in Section 9.1 if such claim is based on the alleged breach, untruth or inaccuracy of any representation or warranty made by the Company or any Principal Shareholder or (y) the date that is the sixth anniversary of the Closing Date, (B) no Parent Indemnified Person shall be entitled to receive payment pursuant to any of the rights set forth in subsection (ii) above unless and until all monies on deposit in the Escrow Fund have been paid out or released or are the subject of pending or unresolved claims for payment of such monies pursuant to the exercise of rights under this Article IX and (C) the liability of the Principal Shareholders shall be joint and several.

(d)    Subject to the terms of this Article IX, the liability of any Equity Holder, other than the Principal Shareholders (the “Other Equity Holders”), and the right of the Parent Indemnified Persons to seek indemnification under this Article IX against such Other Equity Holder, shall be limited to and capped at such Other Equity Holder’s pro rata portion of the Escrow Amount in effect at such time. Such indemnification obligations of the Other Equity Holders under Article IX shall only be satisfied by recourse against such monies as are on deposit in the Escrow Fund.

Section 9.3    Escrow Fund. On or before the Effective Time, the Escrow Fund shall be deposited with the Paying Agent (or another institution mutually acceptable to Parent and the Company), as escrow agent in connection with this Agreement (in such capacity, the “Escrow Agent”), such deposit (together with interest and other income thereon) to constitute the Escrow Fund and to be governed by the terms set forth herein and in the Escrow Agreement. In addition, the Equityholders’ Representative Expense Fund shall be deposited with the Escrow Agent pursuant to the Escrow Agreement, to be governed by the terms set forth herein and in the Escrow Agreement.

Section 9.4    Calculation of Losses.

(a)    For the purposes of calculating Losses pursuant to Section 9.2(a)(i), the representations and warranties in this Agreement shall be read without any materiality (including the word “material”), Material Adverse Effect or similar qualifiers.

(b)    The Parent Indemnified Persons shall not be entitled to indemnification pursuant to Sections 9.2(a)(i) (except in respect of the representations and warranties made under Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.11, 4.17, 4.22, 4A.1 and 4A.2 as to which the limitation in this Section 9.4(b) shall not apply), (a)(ix), (a)(xii), (a)(xiii), and (a)(xiv) for any Losses until the aggregate amount of all Losses incurred by the Parent Indemnified Persons exceeds $2,500,000 (the “Threshold”), in which case the Parent Indemnified Persons shall be entitled to indemnification for the amount of all Losses in excess of $750,000 (i.e., including $1,750,000 of Losses included in the Threshold amount).

(c)    For the avoidance of doubt, the limitations in Section 9.4(b) shall not apply to any claim for indemnification pursuant to Sections 9.2 (a)(ii), (a)(iii), (a)(iv), (a)(vi), (a)(vii), (a)(viii), (a)(xi), (a)(xv), (a)(xvii), and (a)(xx).

Section 9.5    Distributions from Escrow Fund to Equity Holders.  On the date that is the one (1) year anniversary of the Closing Date, the Escrow Agent shall deliver any remaining amounts in the Escrow Fund in excess of $24,975,000 to the Equity Holders in accordance with each Equity Holder’s Sharing Percentage, less amounts that would be necessary to satisfy any then pending and unsatisfied or unresolved claims specified in any Escrow Claim Notice previously delivered to the Escrow Agent if such claims were resolved in favor of Parent or such other Parent Indemnified Person, and less any applicable withholding tax. On the date that is the two (2) year anniversary of the Closing Date (the “Escrow Termination Date”), the Escrow Agent shall deliver any remaining amounts in the Escrow Fund to the Equity Holders based on each Equity Holder’s Sharing Percentage, less amounts that would be necessary to satisfy any then pending and unsatisfied or unresolved claims specified in any Escrow Claim Notice previously delivered to the Escrow Agent if such claims were resolved in favor of Parent or such other Parent Indemnified Person, and less any applicable withholding tax. Amounts not distributed under the foregoing in respect of pending and unsatisfied or unresolved claims shall remain in the Escrow Fund until the related claims have been resolved or until any such portion of such amounts is determined pursuant to Section 9.9 to be no longer necessary to satisfy such claims. As soon as all such claims have been resolved or any such portion of such amounts is determined pursuant to Section 9.9 to be no longer necessary to satisfy such claims, the Escrow Agent shall deliver to the Equityholders’ Representative in accordance with each Equity Holder’s Sharing Percentage the remaining portion of such undistributed amount, if any (and any remaining amounts in the Equityholders’ Representative Expense Fund), not required to satisfy such claims (less any applicable withholding tax).

Section 9.6    Equityholders’ Representative.

(a)    Appointment. The Company and the Principal Shareholders together with the Other Equity Holders hereby appoint William G. Lyons, III, as agent and attorney-in-fact (the “Equityholders’ Representative”) for, in the name and on behalf of the Equity Holders. The Equityholders’ Representative shall have full power and authority to represent all of the Equity Holders and their successors with respect to all matters arising under this Agreement and the Escrow Agreement and all actions taken by the Equityholders’ Representative hereunder and thereunder shall be binding upon all such Equity Holders and their successors as if expressly confirmed and ratified in writing by each of them and no Equity Holder shall have the right to object, dissent, protest or otherwise contest the same. The Equityholders’ Representative shall take any and all actions which he believes are necessary or appropriate under this Agreement and the Escrow Agreement for, in the name and on behalf of the Equity Holders, as fully as if the Equity Holders were acting on their own behalf, including executing and delivering the Escrow Agreement as Equityholders’ Representative, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Equityholders’ Representative or any Equity Holder, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein for all out-of-pocket fees and expenses and other obligations of or incurred by the Equityholders’ Representative in connection with this Agreement and the Escrow Agreement, defending all indemnity claims against the Equity Holders pursuant to Section 9.2 of this Agreement (a “Parent Indemnity Claim”), consenting to, compromising or settling all Parent Indemnity Claims, conducting negotiations with Parent and its Affiliates and agents regarding such claims, dealing with Parent and the Escrow Agent under this Agreement and the Escrow Agreement with respect to all matters arising under this Agreement and the Escrow Agreement, taking any and all other actions specified in or contemplated by this Agreement and the Escrow Agreement, and engaging counsel, accountants or other agents in connection with the foregoing matters. Without limiting the generality of the foregoing, the Equityholders’ Representative shall have full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof for, in the name and on behalf of all such Equity Holders and such successors.

(b)    Authorization. By their approval and adoption of this Agreement, the Principal Shareholders hereby, and by virtue of the Shareholder Approval and the receipt of and right to receive the Per Share Consideration or Option Consideration, the Other Equity Holders hereby, authorize the Equityholders’ Representative, for, in the name and on behalf of the Equity Holders to:

(i)    receive all notices or documents given or to be given to any of the Equity Holders by Parent or any Affiliate or the Escrow Agent pursuant hereto or to the Escrow Agreement or any of the other Related Agreements or in connection herewith or therewith and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement or any of the other Related Agreements;

(ii)    deliver to Parent or any Affiliate or the Escrow Agent at the Closing all certificates and documents to be delivered to Parent by any of the Equity Holders pursuant to this Agreement or the Escrow Agreement, together with any other certificates and documents executed and delivered by any of the Equity Holders and deposited with the Equityholders’ Representative for such purpose;

(iii)   engage counsel, and such accountants and other advisors for any of the Equity Holders and incur such other expenses on behalf of any of the Equity Holders in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Equityholders’ Representative may in its sole discretion deem appropriate; and

(iv)    take such action on behalf of any of the Equity Holders as the Equityholders’ Representative may in its sole discretion deem appropriate in respect of:

(A)    taking such other action as the Equityholders’ Representative or any of the Equity Holders is authorized to take under this Agreement or the Escrow Agreement;

(B)    receiving all documents or certificates and making all determinations, on behalf of any of the Equity Holders, required under this Agreement or the Escrow Agreement;

(C)    all such other matters as the Equityholders’ Representative may in its sole discretion deem necessary or appropriate to consummate this Agreement or the Escrow Agreement and the transactions contemplated hereby and thereby; and

(D)    all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement and the Escrow Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to Article IX and any waiver of any obligation of Parent or the Surviving Corporation.

All actions, decisions and instructions of the Equityholders’ Representative shall be conclusive and binding upon all of the Equity Holders and no Equity Holder shall have any claim or cause of action against the Equityholders’ Representative, and the Equityholders’ Representative shall have no liability to any Equity Holder, for any action taken, decision made or instruction given by the Equityholders’ Representative in connection with the Escrow Agreement or this Agreement, except in the case of his own fraud or willful misconduct.

(c)    Indemnification of Equityholders’ Representative. The Equityholders’ Representative shall incur no liability to the Equity Holders or the Escrow Agent with respect to any action taken or suffered by it in reliance upon any note, direction, instruction, consent, statement or other documents reasonably believed by the Equityholders’ Representative to be genuinely and duly authorized by at least a majority in interest of the Equity Holders (determined on the basis of each Equity Holder’s ownership of Company Common Stock or In the Money Stock Options, as the case may be, immediately prior to the Effective Time (assuming the exercise or conversion of all In the Money Stock Options outstanding immediately prior to the Effective Time)) (the “Majority in Interest”), nor for other action or inaction taken or omitted in good faith in connection herewith or with the Escrow Agreement, in any case except for liability to the Equity Holders for the Equityholders’ Representative’s own fraud or willful misconduct. The Equityholders’ Representative shall be indemnified for and shall be held harmless by the Equity Holders (but not out of the Escrow Fund) against any loss, liability or expense incurred by the Equityholders’ Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Equityholders’ Representative’s conduct as Equityholders’ Representative, other than such losses, liabilities or expenses resulting from the Equityholders’ Representative’s fraud or willful misconduct in connection with its performance under this Agreement and the Escrow Agreement or any other Related Agreement. This indemnification shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be paid from the Equityholders’ Representative Expense Fund, and thereafter and otherwise shall be the responsibility of the Equity Holders. Neither Parent, nor any of its Affiliates (including after the Effective Time, the Surviving Corporation) shall have any liability therefor. The Equityholders’ Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Equityholders’ Representative in accordance with such advice, the Equityholders’ Representative shall not be liable to the Equity Holders or the Escrow Agent. In no event shall the Equityholders’ Representative be liable under this Section 9.6(c) for any indirect, punitive, special or consequential damages.

(d)    Access to Information. Subject to applicable privileges, Parent shall provide the Equityholders’ Representative reasonable access, subject to appropriate confidentiality restrictions, to information of and concerning any Parent Indemnity Claim which is in the possession or control of Parent and the reasonable assistance of the Surviving Corporation’s officers and employees for purposes of performing the Equityholders’ Representative’s duties under this Agreement or the Escrow Agreement and exercising its rights under this Agreement and the Escrow Agreement, including for the purpose of evaluating any Parent Indemnity Claim by Parent; provided, that, the Equityholders’ Representative shall treat confidentially and not, except as reasonably necessary in connection with enforcing its rights or the rights of the Equity Holders hereunder or under the Escrow Agreement, disclose any nonpublic information from or concerning any Parent Indemnity Claim to anyone (except to the Equityholders’ Representative’s attorneys, accountants or other advisers, to Equity Holders and on a need-to-know basis to other individuals who agree to keep such information confidential; provided, that, in each such case the Equityholders’ Representative shall be responsible for any disclosure by any of the foregoing).

(e)    Reasonable Reliance. In the performance of his duties hereunder, the Equityholders’ Representative shall be entitled to rely upon any document or instrument reasonably believed by him to be genuine, accurate as to content and signed by any Equity Holder or by Parent or the Escrow Agent. The Equityholders’ Representative may assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(f)    Attorney-in-Fact.

(i)    The Equityholders’ Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Equity Holder, with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement and the Escrow Agreement and any other Related Agreement in the absolute discretion of the Equityholders’ Representative; and in general to do all things and to perform all acts including, without limitation, executing and delivering the Escrow Agreement and any other agreements, certificates, receipts, instructions, notices or instruments contemplated by or deemed advisable in connection with the Escrow Agreement.

(ii)    This power of attorney and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated by any act of any Equity Holder, by operation of law, whether by such Shareholder’s death, disability protective supervision or any other event. Without limitation to the foregoing, this power of attorney is to ensure the performance of a special obligation and, accordingly, each Equity Holder hereby renounces its, his or her right to renounce this power of attorney unilaterally any time before the sixth (6th) anniversary of the Effective Time and the complete distribution of the Escrow Fund.

(iii)    Each Equity Holder hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Equityholders’ Representative taken in good faith under the Escrow Agreement.

(iv)    Notwithstanding the power of attorney granted in this Section 9.6, no agreement, instrument, acknowledgement or other act or document shall be ineffective by reason only of the holders of a Majority in Interest having signed or given such directly instead of the Equityholders’ Representative.

(g)    Liability. If the Equityholders’ Representative is required by the terms of the Escrow Agreement to determine the occurrence of any event or contingency, the Equityholders’ Representative shall, in making such determination, be liable to the Equity Holders only for his proven bad faith as determined in light of all the circumstances, including the time and facilities available to him in the ordinary conduct of business. In determining the occurrence of any such event or contingency, the Equityholders’ Representative may request from any of the Equity Holders such reasonable additional evidence as the Equityholders’ Representative in his sole discretion may deem necessary to determine any fact relating to the occurrence of such event or contingency, and may at any time inquire of and consult with others, including any of the Equity Holders, and the Equityholders’ Representative shall not be liable to any Equity Holder for any damages resulting from his delay in acting hereunder pending his receipt and examination of additional evidence requested by him.

(h)    Orders. The Equityholders’ Representative is authorized, in his sole discretion, to comply with final, nonappealable Orders or decisions issued or process entered by any Court or arbitrator with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Equityholders’ Representative and is at any time attached, garnished or levied upon under any Order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any Order, or in case any Order shall be made or entered by any Court affecting such property or any part thereof, then and in any such event, the Equityholders’ Representative is authorized, in his sole discretion, but in good faith, to rely upon and comply with any such Order which he is advised by legal counsel selected by him is binding upon him without the need for appeal or other action; and if the Equityholders’ Representative complies with any such Order, he shall not be liable to any Equity Holder by reason of such compliance even though such Order may be subsequently reversed, modified, annulled, set aside or vacated.

(i)    Removal of Equityholders’ Representative; Authority of Successor Equityholders’ Representative. Equity Holders who in the aggregate hold at least a Majority in Interest shall have the right at any time during the term of the Escrow Agreement to remove the then-acting Equityholders’ Representative and to appoint a successor Equityholders’ Representative; provided, however, that neither such removal of the then acting Equityholders’ Representative nor such appointment of a successor Equityholders’ Representative shall be effective until the delivery to the Escrow Agent (so long as the Escrow Fund remains) of executed counterparts of a writing signed by each such Equity Holder holding a Majority in Interest with respect to such removal and appointment, together with an acknowledgment signed by the successor Equityholders’ Representative appointed in such writing that he or she accepts the responsibility of successor Equityholders’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Equityholders’ Representative. Each successor Equityholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Equityholders’ Representative, and the term “Equityholders’ Representative” as used herein and in the Escrow Agreement shall be deemed to include any interim or successor Equityholders’ Representative.

(j)    Expenses of the Equityholders’ Representative. The Equityholders’ Representative shall be entitled to withdraw cash amounts held in the Equityholders’ Representative Expense Fund in reimbursement for out-of-pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Equityholders’ Representative in performing under this Agreement and the Escrow Agreement. Any amounts in the Equityholders’ Representative Expense Fund, if any, shall be released on the Escrow Termination Date to the Equity Holders based on each Equity Holder’s Sharing Percentage.

(k)    Actions of Equityholders’ Representative. Any action taken by the Equityholders’ Representative pursuant to the authority granted in this Section 9.6 shall be effective and absolutely binding on each Equity Holder notwithstanding any contrary action of, or direction from, any Equity Holder, except for actions taken by the Equityholders’ Representative which are in bad faith.

(l)    Parent’s Reliance. Parent and its Affiliates shall not be obliged to inquire into the authority of the Equityholders’ Representative, and Parent and its Affiliates shall be fully protected in dealing with the Equityholders’ Representative in good faith.

(m)    Binding Appointment. The provisions of this Agreement, including without limitation Article IX hereof, shall be binding upon each Equity Holder and the executors, heirs, legal representatives and successors of each Equity Holder, and any references in this Agreement to an Equity Holder or the Equity Holders shall mean and include the successors to the Equity Holders’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

Section 9.7    Claims upon Escrow Fund.

(a)    Upon receipt by the Escrow Agent on or before 5:00 p.m. Washington, D.C. time on the day immediately preceding the Escrow Termination Date of a notice from any Parent Indemnified Person (an “Escrow Claim Notice”),

(i)     stating that an indemnification Claim or Claims pursuant to Section 9.2(a) or any other provision of this Agreement that permits payment to be made out of the Escrow Fund is being made; and

(ii)    specifying in reasonable detail the Losses in respect of the Claim (provided that Parent shall not be bound by any estimate of Losses contained in such description),

the Escrow Agent shall, subject to the provisions of Sections 9.1, 9.8 and 9.9, deliver to Parent out of the Escrow Fund, as promptly as practicable, cash held in the Escrow Fund in an amount equal to such Losses. Cash contributed to the Escrow Fund by the Equity Holders in accordance with Sections 3.3(a) and 3.5(c) hereof shall be delivered to Parent out of the Escrow Fund pro rata based on each Equity Holder’s Sharing Percentage, subject to the limitations set forth in Section 9.4.

Section 9.8    Objections to Claims upon the Escrow Fund. At the time of delivery of any Escrow Claim Notice to the Escrow Agent, a duplicate copy of such Escrow Claim Notice shall be delivered by the Parent Indemnified Person to the Equityholders’ Representative, and, for a period of thirty (30) days after the receipt by the Escrow Agent of such Escrow Claim Notice, the Escrow Agent shall make no payment pursuant to Section 9.7 hereof unless the Escrow Agent shall have received written authorization from the Equityholders’ Representative to make such delivery prior to the end of such thirty (30) day period. After the expiration of such thirty (30) day period, even if Escrow Agent has not received written authorization from the Equityholders’ Representative, the Escrow Agent shall make payment in accordance with Section 9.7 hereof; provided that no such payment may be made if the Equityholders’ Representative shall object in a written statement (describing the basis for any objection with reasonable specificity) to the Claim made in the Escrow Claim Notice and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such thirty (30) day period.

Section 9.9    Resolution of Claims upon the Escrow Fund.

(a)    In case the Equityholders’ Representative shall so object in writing to any Claim or Claims by any Parent Indemnified Person made in any Escrow Claim Notice, the Equityholders’ Representative and Parent (for itself or on behalf of such other Parent Indemnified Person) shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such Claims. If the Equityholders’ Representative and Parent (for itself or on behalf of such other Parent Indemnified Person) should so agree, a memorandum setting forth such agreement (and their joint written instructions) shall be prepared and signed by the Equityholders’ Representative and Parent (for itself or on behalf of such other Parent Indemnified Person) and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall pay the amount set forth in such memorandum in accordance with the terms thereof.

(b)    If no such agreement can be reached after good faith negotiation, Parent may institute proceedings in a court of competent jurisdiction (in accordance with Section 11.8) to resolve any such dispute, and each of the Parent Indemnified Person and Equityholders’ Representative shall seek to resolve such dispute in as expeditious a manner as practicable. In the case of any such proceeding, the Parent Indemnified Person and Equityholders’ Representative shall each be responsible for the payment of its own fees and expenses.

Section 9.10   Third-Party Claims. The following additional provisions shall apply with respect to any claims or demands by third parties as to which any Parent Indemnified Person seeks indemnification hereunder (a “Third Party Claim”), except that claims or demands by Taxing authorities for taxes shall be governed by Section 10.3. Unless by written notice delivered by any Parent Indemnified Person to the Equityholders’ Representative within thirty (30) days after giving the Equityholders’ Representative the applicable Escrow Claim Notice in respect of such Third Party Claim, or within thirty (30) days after notification by any Parent Indemnified Person to the Equityholders’ Representative of a Parent Indemnified Person’s intent to seek indemnification other than against amounts in the Escrow Fund (a “Non-Escrow Claim Notice”), such Parent Indemnified Person affirmatively elects not to control the defense of such Third Party Claim (such notice, the “Non-Defense Election”), such Parent Indemnified Person will defend, contest, negotiate or settle such Third Party Claim through counsel of its own selection (who shall be reasonably acceptable to the Equityholders’ Representative), at the expense and for the account of the Equity Holders, and the Equityholders’ Representative shall cooperate with and assist such Parent Indemnified Person in the defense of such claim or demand; provided, however, that (i) the Equityholders’ Representative shall be entitled to participate in such defense, at his own expense, with counsel of his choosing and such Parent Indemnified Person and its counsel shall cooperate with the Equityholders’ Representative in doing so, and (ii) such Parent Indemnified Person will not settle, compromise, or offer to settle or compromise any such Third Party Claim unless (A) the Equityholders’ Representative provides prior written consent, which consent will not be unreasonably withheld or delayed so long as such settlement or compromise releases the Equity Holders completely in connection with such Third Party Claim, with no statement as to or an admission of fault by or on behalf of the Equity Holders and no monetary or nonmonetary relief granted by or imposed upon the Equity Holders or (B) no indemnification under this Article IX is sought by any Parent Indemnified Person in connection with the Third Party Claim covered by the settlement. If the Parent Indemnified Person delivers a Non-Defense Election to the Equityholders’ Representative within thirty (30) days after giving the Equityholders’ Representative the applicable Escrow Claim Notice or Non-Escrow Claim Notice in respect of such Third Party Claim, the Equityholders’ Representative at his own expense shall be entitled to defend, contest, negotiate or settle such Third Party Claim if the Equityholders’ Representative provides written notice to the Parent Indemnified Persons within forty five (45) days after receiving the applicable Escrow Claim Notice or Non-Escrow Claim Notice in respect of such Third Party Claim that the Equityholders’ Representative elects to control the defense of such Third Party Claim (such notice, an “Equityholders’ Representative’s Defense Election”), and in the event of such an Equityholders’ Representative’s Defense Election, the Parent Indemnified Persons shall cooperate with and assist the Equityholders’ Representative in the defense of such Third Party Claim. In the event that the Equityholders’ Representative has assumed the defense of any Third Party Claim, the Equityholders’ Representative will not settle, compromise, or offer to settle or compromise any such Third Party Claim without the prior written consent of Parent (or its designee), which consent will not be unreasonably withheld or delayed so long as such settlement or compromise releases the Parent Indemnified Persons completely in connection with such Third Party Claim, with no statement as to or an admission of fault by or on behalf of the Parent Indemnified Persons and no monetary or nonmonetary relief granted by or imposed upon the Parent Indemnified Persons. If the Parent Indemnified Person delivers the Non-Defense Election to the Equityholders’ Representative within thirty (30) days after giving the Equityholders’ Representative the applicable Escrow Claim Notice or Non-Escrow Claim Notice in respect of such Third Party Claim, and the Equityholders’ Representative does not deliver an Equityholders’ Representative’s Defense Election within forty five (45) days after receiving the applicable Escrow Claim Notice or Non-Escrow Claim Notice in respect of such Third Party Claim, then the Parent Indemnified Persons shall have complete authority to control the defense of such Third Party Claim and to settle, compromise, or offer to settle or compromise such Third Party Claim, and the Equityholders’ Representative and the Equity Holders shall have no power or authority to object under Section 9.8 or any other provision of this Article IX to any claim by the Parent Indemnified Persons against the Escrow Fund for amounts payable in respect of any such settlement or compromise.

Section 9.11   Claims other than Upon Escrow Fund. As provided in and subject to Sections 9.2(c) and (d) hereof, upon the exhaustion or unavailability of the Escrow Fund, the Parent Indemnified Persons may pursue their right to indemnification against the Principal Shareholders under and subject to the terms, conditions and limitations of this Agreement by seeking recourse against the Principal Shareholders individually. In the event any Parent Indemnified Person wishes to pursue its, his or her rights to indemnification hereunder against the Principal Shareholders, other than by making claims against the Escrow Fund in accordance with Section 9.7 and other applicable provisions of this Agreement, if the matter does not involve a third-party claim under Section 9.10 hereof, the Parent Indemnified Person will give written notice thereof to the Equityholders’ Representative stating that an indemnification claim or claims pursuant to Section 9.2(a) or any other provision of this Agreement is being made and specifying in reasonable detail the Losses in respect of the claim (provided that Parent shall not be bound by any estimate of Losses contained in such description). Within ten (10) days from the receipt of such notice, the Equityholders’ Representative shall provide a written notice to such Parent Indemnified Person indicating whether the Equityholders’ Representative objects to the claim and describing the basis for any objection with reasonable specificity. If no such objection notice is received by such Parent Indemnified Person within such ten (10) day period, such Parent Indemnified Person may assume that the Principal Shareholders acknowledge their indemnification responsibility for the claim pursuant to this Agreement. If such notice of objection is provided within such period, the Equityholders’ Representative and the Parent Indemnified Person or its, his or her representative(s) shall then meet in an attempt to agree upon a resolution of such claim. If no such resolution can be reached after good faith negotiation, such Parent Indemnified Person may institute proceedings in a court of competent jurisdiction (in accordance with Section 11.8) to resolve any such dispute, and each such Parent Indemnified Person and the Equityholders’ Representative shall seek to resolve such dispute in as expeditious a manner as practicable.

Section 9.12   Other Matters.

(a)    For purposes of this Agreement, a Claim that involves continuing behavior or a series of events, accidents or occurrences shall be deemed to “occur” on the first day of any alleged event, circumstance, or omission (“EC&O”), so long as any subsequent alleged EC&O is substantially similar in nature or directly related to or an unambiguous result of the first EC&O. Any other EC&O shall constitute a new EC&O.

(b)    The indemnification obligations of this Article IX shall apply to any successor in interest, legal representative, heir, devisee or legatee of the Equity Holder to the same extent that they would have applied to the Equity Holder were he alive.

Section 9.13   Remedy. Notwithstanding anything to the contrary herein, the existence of this Article IX and of the rights and restrictions set forth herein do not limit any legal or other remedy against the Parties hereto for Claims based on fraud or willful misconduct. In addition, nothing contained in this Agreement shall limit any right or remedy that any Party may have against any other Party under any Related Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1   Tax Allocation. In the case of Taxes that are payable with respect to a taxable period that begins before the date of the Effective Time and ends after the date of the Effective Time, the portion of any such Tax that is allocable to the portion of the period ending on the date of the Effective Time shall be:

(a)    in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement), deemed equal to the amount which would be payable if the taxable year ended with the date of the Effective Time (except that, solely for purposes of determining the marginal tax rate applicable to income or receipts during such period in a jurisdiction in which such tax rate depends upon the level of income or receipts, annualized income or receipts may be taken into account if appropriate for an equitable sharing of such Taxes); and

(b)    in the case of Taxes not described in subparagraph (i) that are imposed on a periodic basis and measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the date of the Effective Time and the denominator of which is the number of calendar days in the entire period (not taking into account any adjustment in the amount of Tax as a result of the Merger).

Section 10.2   Returns and Payments.

(a)    The Principal Shareholders shall cause the Company and its Subsidiaries to, and the Company shall and shall cause its Subsidiaries to, prepare and file in a timely manner all Tax returns, reports and forms (“Returns”) relating to the Company or its Subsidiaries that are due on or before the date of the Effective Time. The Principal Shareholders shall cause the Company and its Subsidiaries to, and the Company shall and shall cause its Subsidiaries to, pay in a timely manner all Taxes that are due on or before the date of the Effective Time. Such Returns shall be prepared, and each item thereon treated, in a manner consistent with past practices employed with respect to the Company and its Subsidiaries and shall utilize accounting methods, elections and conventions that do not have the effect of distorting the allocation of income or expense between the Tax periods covered by such Returns and subsequent Tax periods. Parent shall have the right to review such Returns for thirty (30) days prior to the filing of such Returns, and the Equityholders’ Representative and the Company agree to discuss with Parent in good faith the items reflected on such Return and any adjustments reasonably requested by Parent.

(b)    The Surviving Corporation shall prepare and file or cause to be prepared and filed in a timely manner all Returns relating to the Company and its Subsidiaries that are due after the date of the Effective Time with respect to Tax periods beginning before the date of the Effective Time (“Pre-Effective Time Returns”). Pre-Effective Time Returns shall be prepared, and each item thereon treated, in a manner consistent with past practices employed with respect to the Company and its Subsidiaries (except to the extent counsel for the Company determines there is no reasonable basis in law therefore or determines that a Return cannot be so prepared and filed or an item so reported without being subject to penalties) and shall utilize accounting methods, elections and conventions that do not have the effect of distorting the allocation of income or expense between the Tax periods covered by such Returns and subsequent Tax periods. With respect to any Pre-Effective Time Return, the Equityholders’ Representative shall have the right to review such Return for thirty (30) days prior to the filing of such Return, and the Company agrees to discuss in good faith the items reflected on such Return and any adjustments reasonably requested by the Equityholders’ Representative.

(c)    Any Tax deduction arising from the exercise of Stock Options on or before the Effective Time shall be allocable to the appropriate Tax period (or portion thereof) ending on or before the date of the Effective Time. For the avoidance of doubt, the federal income tax period of the Company shall be considered for this purpose to end as of the end of the day of the date of the Effective Time. The Pre-Effective Time Returns for the federal income tax period ending with (or if applicable, including) the Effective Time shall claim the deductions arising from the exercise of Stock Options in the taxable year that includes the Effective Time and any unused deductions or loss that are not used in the taxable year of the Company that includes the Effective Time shall be carried back to prior taxable years, to the extent permissible under law. If, and to the extent that, the Tax deductions arising from the exercise of Stock Options on or before the Effective Time would result in a net operating loss for federal, state or local income tax purposes that could be carried back to prior taxable years of the Company ending prior to the year ending or before the date of the Effective Time for purposes of claiming a refund, the Surviving Corporation shall promptly prepare and file a claim for a refund for such Taxes, which claims for refunds (i) in the case of federal income taxes, shall be made using the procedures for a tentative refund provided for in Section 6411 of the Code and the Treasury Regulations thereunder, to the extent such procedures are applicable, and (ii) shall be subject to the review and comment of the Equityholders’ Representative in the manner contemplated in the last sentence of Section 10.2(b). The Equity Holders shall be entitled to the benefit of any Tax refunds for taxable periods of the Company commencing prior to the Effective Time resulting directly from the deductions attributable to the exercise of Stock Options, with such benefit to be paid in accordance with Section 10.2(d) below. If for any state or local income or franchise tax purposes the taxable year that includes the Effective Time does not end as of the end of the day of the Effective Time, then in addition to the Tax refund in accordance with Section 10.2(d), Parent shall pay to the Equity Holders the amount of any actual state or local tax savings realized by the Company or members of its consolidated or combined group for such taxable year that includes the Effective Time to the extent such deductions offset income allocable to the portion of such taxable year after the Effective Time pursuant to Section 10.1(b) and such deductions could have otherwise been claimed as a refund if the taxable year had ended on the day of the Effective Time. For the avoidance of doubt, the Equity Holders shall not be entitled to (i) any benefit of the deductions arising from the exercise of Stock Options on or before the Effective Time to the extent that such deductions do not result in a refund of Taxes with respect to taxable periods of the Company commencing prior to the Effective Time (it being the intent of the parties that any reduction in Taxes for periods commencing after the Effective Time as a result of a carryforward of such deductions or losses attributable thereto shall be solely for the benefit of Parent), or (ii) any refund of Taxes with respect to a period commencing prior to the Effective Time to the extent that such refund is attributable to deductions, losses, credits or adjustments other than the deductions arising from the exercise of Stock Options on or before the Effective Time shall be solely for the benefit of Parent (with the deductions arising from the exercise of Stock Options on or before the Effective Time being considered for this purposes to give rise to a refund of Taxes with respect to taxable periods of the Company commencing prior to the Effective Time only if, and to the extent that, the refund of Taxes for such period(s) exceeds the refund of Taxes that would have been received had such deductions not been claimed).

(d)    Any Tax refund (including any interest with respect thereto) relating to the Company or any of its Subsidiaries for any taxable period ending on or before the date of the Effective Time or otherwise allocable to a portion of the taxable period ending on the date of the Effective Time using the appropriate allocation method set forth in Section 10.1 that is attributable to the deductions arising from the exercise of Stock Options on or before the Effective Time (determined taking into account the last sentence of Section 10.2(c)) shall be the property of the Equity Holders, and if received by Parent or the Surviving Corporation or any of its Subsidiaries shall be payable promptly to the Equityholders’ Representative on behalf of the Equity Holders to be distributed to the Equity Holders by the Equityholders’ Representative based on each Equity Holder’s Sharing Percentage. Notwithstanding the foregoing sentence: (i) any Tax refund (or equivalent benefit to the Equity Holders through a reduction in Tax liability) for a period before the date of the Effective Time arising out of the carryback of a loss or credit incurred by the Company or any of its Subsidiaries in a taxable year ending after the date of the Effective Time that is attributable to a period after the Effective Date using the appropriate allocation method set forth in Section 10.1, as applicable, shall be the property of Parent and, if received by the Equity Holders, shall be payable promptly to Parent; and (ii) if, as of such time, if any, as Parent shall receive a refund that would be the property of the Equity Holders and payable to the Equity Holders under Section 10.2(c) and/or the foregoing sentence, Taxes have been asserted in writing that would be required to be indemnified by the Equity Holder hereunder, all or part of such refund up to an amount equal to 120% of such asserted Taxes shall, at the option of Parent, be deposited into the Escrow Fund for satisfaction of any amounts indemnifiable under Section 9.2(a)(xvii) that have been asserted or subsequently are asserted, until the time set forth in Section 10.4 hereof or until the matter has been resolved, whichever is earlier.

Section 10.3   Contests.

(a)    After the date of the Effective Time, Parent shall promptly notify the Equityholders’ Representative in writing of any written notice of a proposed adjustment or claim in an audit or administrative or judicial proceeding involving Parent or the Company or its Subsidiaries which, if determined adversely to the taxpayer, would be grounds for indemnification under Article IX; provided, however, that a failure to give such notice will not affect Parent's right to indemnification thereunder except to the extent, if any, that, but for such failure, the Equity Holders could have avoided the Tax liability in question.

(b)    In the case of an audit or administrative or judicial proceeding that relates to taxable periods ending on or before the date of the Effective Time, provided that the Equityholders’ Representative on behalf of all Equity Holders acknowledges in writing the Equity Holders’ liability under this Agreement to hold Parent and the Surviving Corporation and its Subsidiaries harmless against the full amount of any adjustment that may be made as a result of such audit or proceeding, and provided further that such audit or proceeding relates solely to a potential adjustment for which the Equityholders’ Representative has acknowledged the Equity Holders’ liability and the issue underlying the proposed adjustment if resolved would not materially prejudice the Surviving Corporation or its Subsidiaries from taking a contrary position for any period ending after the date of the Effective Time with respect to such recurring issue, the Equityholders’ Representative shall have the right at the Equity Holders’ expense to participate in and control the conduct of such audit or proceeding. The Equityholders’ Representative shall keep Parent informed of the progress of any such audit or proceeding, and Parent also may participate in any such audit or proceeding at its expense. If the Equityholders’ Representative does not assume the defense of any such audit or proceeding, Parent may defend the same in such manner as it may deem appropriate at its expense, including, but not limited to, settling such audit or proceeding.

(c)    With respect to an audit or proceeding that relates to a potential adjustment for which the Equity Holders are liable and as to which the second proviso set forth in Section 10.3(b) is not satisfied, (i) the Equityholders’ Representative may participate in the audit or proceeding at its expense provided that the first proviso set forth in Section 10.3(b) is satisfied, and (ii) the audit or proceeding shall be controlled by Parent.

Section 10.4   Time of Payment.  Payment by the Equity Holders of any amounts due under Section 9.2 in respect of Taxes shall be made (i) at least three business days before the due date of the applicable estimated or final tax Return required to be filed by Parent or the Company with respect to any Tax period beginning prior to the date of the Effective Time for which the Equity Holders are responsible under Sections 9.2(a)(xvii)(A) or 9.2(a)(xvii)(B) without regard to whether the Return shows overall net income or loss for such period, and (ii) within three (3) Business Days following an agreement between the Equity Holders and Parent that an indemnity amount is payable, an assessment of a Tax by a taxing authority, or a “determination” as defined in Section 1313(a) of the Code. If liability under Section 9.2 relates to a Tax claim or liability but is in respect of costs or expenses other than Taxes, payment by the Equity Holders of any amounts due under Section 9.2 shall be made within five (5) Business Days after the date when the Equity Holders have been notified by Parent that the Equity Holders have a liability for a determinable amount under Section 9.2 and is provided with calculations or other materials supporting such liability.

Section 10.5   Cooperation and Exchange of Information.  The Equityholders’ Representative, the Company and Parent will each provide the others with such cooperation and information as any of them reasonably may request of the others in filing any Return, amended Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes or making representations to or furnishing information to parties subsequently desiring to purchase either of the Company or its Subsidiaries or a part of the business from Parent. Such cooperation and information shall include providing copies of relevant Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities. The Equityholders’ Representative and Parent shall (and Parent after the Effective Time will cause the Surviving Corporation and its Subsidiaries to) retain all Returns, schedules and work papers, records and other documents in their possession relating to Tax matters of the Surviving Corporation and its Subsidiaries for the taxable period first ending after the date of the Effective Time and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Returns and other documents relate, or (ii) six (6) years following the due date (without extension) for such Returns. Any information obtained under this Section 10.5 shall be kept confidential except as may be otherwise necessary in connection with the filing of Returns or claims for refund or in conducting an audit or other proceeding.

Section 10.6   Characterization of Payments.  Parent and the Equity Holders agree to treat all payments made by any of them to or for the benefit of the others (including any payments to the Company or its Subsidiaries) under Article IX or other indemnity provisions of this Agreement and for any misrepresentations or breach of warranties or covenants as adjustments to the purchase price or as capital contributions for Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the Laws of a particular jurisdiction provide otherwise, in which case such payments shall be made in an amount sufficient to indemnify the relevant party on an after-Tax basis.

Section 10.7   Transfer Taxes. All transfer, documentary, sales, use, registration and any other such Taxes and related fees (including any penalties, interest and additions to Tax) (“Transfer Taxes”) arising out of or incurred in connection with this Agreement shall be borne by the Equity Holders. The Party that is legally required to file a Tax Return relating to Transfer Taxes shall be responsible for preparing and timely filing such Tax Return.

MISCELLANEOUS

Section 11.1    Fees and Expenses. Except as specifically provided to the contrary in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent shall pay all out-of-pocket fees and expenses payable in connection with regulatory filings, including under the HSR Act and any applicable Foreign Competition Laws (but excluding the fees of the Company’s counsel related to filings under the HSR Act)

Section 11.2   Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered or sent as provided above or by facsimile or telecopier, as follows:

(a)	If to Parent, Merger Sub, Orthofix or the Surviving Corporation, to:

Orthofix Holdings, Inc. (c/o Orthofix International N.V.)
New Era Medical Corp. (c/o Orthofix International N.V.)
Orthofix International N.V.
The Storrs Building
Suite 250
10115 Kincey Avenue
Huntersville Business Park
Huntersville, NC 28078
Attention:   Chief Executive Officer and General Counsel
Telephone: (704) 948-2600
Telecopy:   (704) 948-2690

with a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109
Attention: Robert J. Waldman
    Joseph E. Gilligan
Telephone: (202) 637-5600
Telecopy:   (202) 637-5910

(b)	If to the Company, to:

Blackstone Medical, Inc.
90 Brookdale Drive
Springfield, MA 01104
Attention:	Matthew V. Lyons
Michael W. Lyons
William G. Lyons, III
Telephone:   (413) 731-8711
Telecopy:     (413) 731-8750

with a copy (which shall not constitute notice) to:

Bowditch & Dewey, LLP
311 Main Street
P.O. Box 15156
Worcester,	MA 01615-0156
Attention:	Michael P. Angelini
Andrew P. Boucher
Telephone:    (508) 926-3400
Telecopy:      (508) 798-3537

(c)	If to the Principal Shareholders:

Matthew V. Lyons
Tower Square Building
1500 Main Street, Suite 2410
Telephone: (413) 731-8740
Telecopy:   (413) 731-8746

Michael W. Lyons
Tower Square Building
1500 Main Street, Suite 2410
Telephone: (413) 731-8740
Telecopy:   (413) 731-8746

William G. Lyons, III
Tower Square Building
1500 Main Street, Suite 2410
Telephone: (413) 731-8740
Telecopy:   (413) 731-8746

The Lyons Children’s Trust
Tower Square Building
1500 Main Street, Suite 2410
Attention: William G. Lyons, III
Telephone: (413) 731-8740
Telecopy:   (413) 731-8746

Lyons Investors Partnership, Limited Partnership
Tower Square Building
1500 Main Street, Suite 2410
Attention: William G. Lyons, III
Telephone: (413) 731-8740
Telecopy:   (413) 731-8746

(d)	If to the Equityholders’ Representative:

William G. Lyons, III
Tower Square Building
1500 Main Street, Suite 2410
Telephone: (413) 731-8740
Telecopy:   (413) 731-8746

or to such other address as the Party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (i) in the case of personal delivery, nationally recognized overnight courier or registered or certified mail, on the date of such delivery, and (ii) in the case of facsimile or telecopier or electronic mail, upon confirmed receipt.

Section 11.3   Reformation/Severability.

(a)    If any restriction contained in Sections 6.14 or 6.15 or in any definition related to such Sections shall be determined by any Court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, then the Parties hereto agree that the Court shall modify and reform such restriction so that it is effective for the maximum period of time for which it may be enforceable and over the maximum geographical area as to which it may be enforceable and to the maximum extent in all other respects as to which it may be enforceable. If such restriction is not capable of being reformed, then the Parties hereto agree that it shall be severed from the Agreement consistent with subsection (b) below, and all remaining restrictions shall continue to be enforceable according to their respective terms.

(b)    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 11.4   Entire Agreement. This Agreement and the Related Agreements (including all exhibits, annexes and schedules hereto and thereto) and other documents and instruments delivered pursuant hereto or thereto constitute the entire agreement and supersede all prior representations, agreements, understandings and undertakings (other than the Confidentiality Agreement), both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and no Party is relying on any prior oral or written representations, agreements, understandings or undertakings (other than the Confidentiality Agreement) with respect to the subject matter hereof and thereof. The Exclusivity Agreement is hereby terminated and of no further force or effect.

Section 11.5   Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any Affiliate; provided, that, no such assignment shall relieve the assigning Party of its obligations hereunder.

Section 11.6   Parties in Interest. Subject to Section 11.5 hereof, this Agreement shall be binding upon and inure solely to the benefit of each Party and each of their respective permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person, other than the Equityholders’ Representative and the Parent Indemnified Persons who shall be third party beneficiaries hereof, to the extent set forth in Article IX, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.7   Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 11.8   Governing Law; Jurisdiction.

(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, except to the extent the MBCA is applicable hereto. Each of the Parties hereto irrevocably (i) consents to submit itself to the personal jurisdiction of the state courts of the State of Delaware, the state courts of the Commonwealth of Massachusetts or any court of the United States located in the State of Delaware or in the Commonwealth of Massachusetts in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that, other than actions for violations of Sections 6.14 or 6.15, it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the state courts of the State of Delaware or the state courts of the Commonwealth of Massachusetts or any court of the United States located in the State of Delaware or the Commonwealth of Massachusetts and (iv) consents to service being made through the notice procedures set forth in Section 11.2.  Each of the Company (and, after the Effective Time, the Surviving Corporation), Parent, Merger Sub, the Principal Shareholders and the Equityholders’ Representative hereby agrees that service of any process, summons, notice or document by registered mail to the respective addresses set forth in Section 11.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the Related Agreements or the transactions contemplated hereby.

(b)    Specifically with respect to the obligations in Sections 6.14 and 6.15, each Principal Shareholder acknowledges and agrees that in the event of any breach of Sections 6.14 or 6.15, the business interests of the Surviving Corporation and/or its Subsidiaries or Parent and/or its Affiliates will be irreparably injured, the full extent of the damages to the Surviving Corporation and/or its Subsidiaries or Parent or any of Parent’s Affiliates may be impossible to ascertain, monetary damages may not be an adequate remedy for the Surviving Corporation and/or its Subsidiaries or Parent (or any Affiliate of Parent), and the Surviving Corporation and/or its Subsidiaries or Parent will be entitled to enforce Sections 6.14 and 6.15 by a temporary, preliminary and/or permanent injunction or other equitable relief (in addition to any other relief that may be available), without the necessity of posting bond or security, which each Principal Shareholder expressly waives. In addition, each of the Parties hereto waives any right to trial by jury with respect to any action related to or arising out of this Agreement or Related Agreement or any transaction contemplated hereby or thereby.

Section 11.9   Enforcement of Agreement; Specific Performance.   The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts of the State of Delaware or the state court of the Commonwealth of Massachusetts or any court of the United States located in the State of Delaware or the Commonwealth of Massachusetts, this being in addition to any other remedy to which such Party is entitled at law or in equity.

Section 11.10       Orthofix Guarantee.

(a)    Orthofix, for itself and its successors in interest and assigns, hereby irrevocably and unconditionally guarantees the full and faithful payment and performance by the Parent and Merger Sub of all of the payment and performance obligations of Parent and Merger Sub set forth in this Agreement in strict accordance with the terms hereof. Pursuant to the foregoing, Orthofix is obligated to make each payment, and to perform each other obligation, contemplated by the Agreement on the date when due, without notice to or demand upon the Parent, Merger Sub or Orthofix. In addition, Orthofix does hereby waive notice of acceptance of this guaranty, notice of protest or compliance with the terms and provisions of this Agreement and notice of non-performance or non-observance hereof. This guaranty, and payment and performance by Orthofix hereunder, is in no way conditioned upon any requirement that the Company or the Principal Shareholders first attempt to collect or enforce any obligation from or against Parent or Merger Sub, or upon any other event, action or inaction of any nature whatsoever.

(b)    Orthofix represents and warrants to the Company and the Principal Shareholders as follows:

(i)    Orthofix is a corporation duly incorporated and legally existing under the laws of the Netherlands Antilles. Orthofix has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(ii)    The execution, delivery and performance by Orthofix of this Agreement have been duly and validly authorized by all necessary action under Orthofix’s Charter and applicable provisions of the Laws of the Netherlands Antilles. This Agreement has been duly and validly executed and delivered by Orthofix.

(iii)   This Agreement constitutes a legal, valid and binding agreement of Orthofix enforceable against Orthofix in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(iv)   The execution and delivery by Orthofix of this Agreement do not, and the performance by Orthofix of this Agreement shall not, (A) conflict with or violate the Charter of Orthofix, or (B) conflict with or violate in any material respect any Law or Order applicable to Orthofix or by which its or any of its properties, rights or assets is bound or affected (except for compliance with any Antitrust Law or any Foreign Competition Laws).

(v)    The execution and delivery by Orthofix of this Agreement do not, and the performance by Orthofix of this Agreement and each instrument required hereby shall not, require Orthofix to obtain any Approval of any Person, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except for compliance with applicable requirements of the pre-merger notification requirements of the HSR Act and applicable Foreign Competition Laws.

Section 11.11        Counterparts. This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11.12    Post-Closing Covenant. As a specific inducement for the representations being made in the first and third sentences of Section 4.29 and only for such purposes, Parent agrees to use its Commercially Reasonable Efforts to maintain in effect for a minimum of one year following the Closing Date the Company’s current Medmarc products liability insurance policy or an equivalent insurance policy covering claims made after the Closing Date in connection with conduct by the Company or its Subsidiaries on or prior to the Closing Date.

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IN WITNESS WHEREOF, Orthofix, Parent, Merger Sub, the Company, the Principal Shareholders and the Equityholders’ Representative have executed and delivered this Agreement and Plan of Merger or caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

COMPANY:

BLACKSTONE MEDICAL, INC.

By:	/s/ Matthew V. Lyons
Name:	Matthew Lyons
Title:	President

ORTHOFIX:

ORTHOFIX INTERNATIONAL N.V.

By:	/s/ Alan W. Milinazzo
Name:	Alan W. Milinazzo
Title:	Group President and Chief Executive Officer

PARENT:

ORTHOFIX HOLDINGS, INC.

By:	/s/ Thomas Hein
Name:	Thomas Hein
Title:	Secretary

MERGER SUB:

NEW ERA MEDICAL CORP.

By:	/s/ Alan W. Milinazzo
Name:	Alan W. Milinazzo
Title:	President

PRINCIPAL SHAREHOLDERS:

/s/ Matthew V. Lyons
Matthew V. Lyons

/s/ Michael W. Lyons
Michael W. Lyons

/s/ William G. Lyons, III
William G. Lyons, III

THE LYONS CHILDREN'S TRUST

By:	/s/ William G. Lyons, III
William G. Lyons, III, Trustee

By:	/s/ Michael P. Angelini
Michael P. Angelini, Trustee

LYONS INVESTORS PARTNERSHIP, LIMITED PARTNERSHIP

By:	/s/ William G. Lyons, III
William G. Lyons, III, Manager,
Third Generation Consultants, LLC, General Partner

EQUITYHOLDERS’ REPRESENTATIVE:

/s/ William G. Lyons, III
William G. Lyons, III

ANNEX I

DEFINITIONS

“Acquisition Proposal” has the meaning set forth in Section 6.2(a).

“Affiliate” means any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

“Affiliated Group” has the meaning set forth in Section 4.17(c).

“Aggregate Exercise Price” has the meaning set forth in Section 3.1(c).

“Aggregate Exercise Proceeds” has the meaning set forth in Section 3.1(c).

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Applicable Non-U.S. Laws and Regulations” has the meaning set forth in Section 4.28(b)(i).

“Approvals” has the meaning set forth in Section 4.1(a).

“Articles of Merger” has the meaning set forth in Section 2.2.

“Berkeley Agreement” means that certain agreement dated June 1, 2004 between the Company and Berkeley Advanced Biomaterials, Inc..

“Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted to close in the State of New York, the State of North Carolina or the Commonwealth of Massachusetts.

“Certificates” has the meaning set forth in Section 3.5(c).

“Charter” means the certificate of incorporation, articles of incorporation, articles of association or articles of organization, as applicable, of a corporation.

“Claim” means any claim, suit, action, arbitration, cause of action, complaint, allegation, criminal prosecution, investigation, demand letter, or proceeding, whether at law or at equity, before or by any Court or Governmental Authority, any arbitrator or other tribunal.

“Class A Common Stock” means the Class A Voting Common Stock of the Company, no par value per share.

“Class B Common Stock” shall mean the Class B Nonvoting Common Stock of the Company, no par value per share.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“COBRA Coverage” has the meaning set forth in Section 4.13(e).

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, from time to time, and the Regulations promulgated and rulings issued thereunder.

“Commercially Reasonable Efforts” means as to a Party, an undertaking by such Party to perform or satisfy an obligation or duty or otherwise act in a manner reasonably calculated to obtain the intended result by action or expenditure not disproportionate or unduly burdensome in the circumstances, which means, among other things, that such Party shall not be required to, (i) expend funds other than for the payment of the reasonable customary costs and expenses of employees, counsel, consultants, representatives or agents of such Party in connection with the performance or satisfaction of such obligation or duty or other action, (ii) institute litigation or arbitration as a part of its Commercially Reasonable Efforts or (iii) amend, waive or modify a term or condition of, or grant any concessions under or with respect to, or pay or commit to pay any amount under or with respect to, any Contract or relationship with respect to which an Approval is sought or any other agreement or relationship with such Person (other than nominal filing and application fees).

“Company” has the meaning set forth in the Preamble hereto.

“Company Balance Sheet” has the meaning set forth in Section 4.11.

“Company Common Stock” shall mean the Class A Common Stock and the Class B Common Stock.

“Company Disclosure Schedule” means the disclosure schedules dated as of the date hereof from the Company and the Principal Shareholders to Parent and delivered to Parent immediately prior to execution and delivery of this Agreement. Each item so disclosed in the Company Disclosure Schedule shall (i) constitute an exception to the representations and warranties to which it makes reference, (ii) be deemed to be disclosed with respect to, and constitute an exception to applicable representations and warranties contained in, all subsections within the specific Section of such Company Disclosure Schedule where such item is disclosed without the necessity of repetitive disclosure or cross-reference, and (iii) be deemed to be disclosed with respect to, and constitute an exception to, any non-referenced representation or warranty in the Agreement where it would be clear to a reasonable person that the disclosure contained in such item would also qualify such non-referenced representation or warranty without the necessity of repetitive disclosure or cross-reference.

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“Company Representatives” has the meaning set forth in Section 6.2(a).

“Company Transaction Expenses” means all costs, fees and expenses incurred (whether or not invoiced) by the Company or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of advisors, investment bankers, lawyers and accountants arising out of, relating to or incidental to the discussion, evaluation, financing, negotiation and documentation of the transactions contemplated hereby.

“Competitor” has the meaning set forth in Section 6.14(b).

“Confidential Information” means any information (in whatever form, whether written, oral, electronic or otherwise) concerning the businesses and affairs of a Disclosing Party and all analyses, compilations, forecasts, studies or other documents which contain or reflect any such information; provided, however, that the term “Confidential Information” shall not include information which is or becomes publicly available (a) other than as a result of disclosure by a Receiving Party or its Representatives or (b) on a nonconfidential basis from a source (other than such Disclosing Party or its Representatives) which, to the Knowledge of such Receiving Party, is not prohibited from disclosing such information to such Receiving Party by any legal, contractual or fiduciary obligation to such Disclosing Party.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.3(b).

“Contract” means any contract, plan, undertaking, understanding, agreement, license, sublicense, consent, lease, note, mortgage or other binding commitment, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, membership interests, or other equity or similar interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Continuing Employment Agreement” has the meaning set forth in the Recitals.

“Convertible Notes” means (i) that certain Demand Convertible Promissory Note, dated January 24, 2003, in the principal amount of $215,000 with interest payable at a rate of 6% per annum, issued by the Company to William G. Lyons, III, (ii) that certain Demand Convertible Promissory Note, dated January 24, 2003, in the principal amount of $215,000 with interest payable at a rate of 6% per annum, issued by the Company to Matthew V. Lyons and (iii) that certain Demand Convertible Promissory Note, dated January 24, 2003, in the principal amount of $215,000 with interest payable at a rate of 6% per annum, issued by the Company to Michael W. Lyons.

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“Court” means any court or arbitration tribunal of the United States, any domestic state, or any foreign country, and any political subdivision or agency thereof.

“June 30 Statement of Working Capital” has the meaning set forth in Section 3.8.

“Disclosing Party” means a Party that discloses Confidential Information to a Receiving Party or to any Representative of such Receiving Party.

“Dissenting Shares” has the meaning set forth in Section 3.2(a).

“Distributor Trust Fund” means the amounts deposited for the benefit of the distributors as set forth in (i) that certain Distribution Agreement between the Company and All In One Medical, LLC, dated September 1, 2005, (ii) that certain Distribution Agreement between the Company and J.M. Sargent, Inc., dated September 1, 2005, (iii) that certain Distribution Agreement between the Company and Koli-Med, Inc., dated September 1, 2005, (iv) that certain Distribution Agreement between the Company and Marlin Medical Inc., dated September 1, 2005, (v) that certain Distribution Agreement between the Company and Spinal Solutions, Inc., dated September 1, 2005, and (vi) that certain Distribution Agreement between the Company and Advanced Medical Services Inc., dated October 1, 2005.

“Distributor Trust Fund Amount” shall mean the amount that the Company pays to or is obligated to pay to the Distributor Trust Fund pursuant to those agreements referenced in the definition of “Distributor Trust Fund” for the benefit of the distributors referenced in such agreements.

“DOJ” shall mean the Antitrust Division of the United States Department of Justice.

“EAR” has the meaning set forth in Section 4.32(a).

“EC&O” has the meaning set forth in Section 9.12(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Options” has the meaning set forth in Section 3.3(a).

“Employee Plans” has the meaning set forth in Section 4.13(a).

“Employees” has the meaning set forth in Section 6.6.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Environmental Claims” means all Claims pursuant to Environmental Laws, including but not limited to, those based on, arising out of or otherwise relating to: (i) the Remediation, presence or Release of, or exposure to, Hazardous Materials or other environmental conditions initiated, existing or occurring prior to the Closing Date at, on, under, above, from, or about any Real Property or any real properties formerly owned, leased or operated by the Company or any of its predecessors or Affiliates; (ii) the off-site Release, treatment, transportation, storage or disposal prior to the Closing Date of Hazardous Materials originating from the assets or business of the Company or any of its Subsidiaries; (iii) any violations of Environmental Laws by the Company or its Subsidiaries prior to the Closing Date, including reasonable expenditures necessary to cause the Company and its Subsidiaries to be in compliance in all material respects with or resolve violations of Environmental Laws.

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“Environmental Laws” shall mean any and all Laws, Orders, codes, or other legally enforceable requirement (including, without limitation, common law) of the United States, or any state, local, municipal or other U.S. Governmental Authority, regulating, relating to or imposing liability or standards of conduct concerning Hazardous Materials, or the protection of the environment, human health, employee health and safety, or natural resources, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq, and the New Jersey Industrial Site Recovery Act, N.J.S.A. §§ 13:1K-6 et seq. (“ISRA”)

“Environmental Permits” shall mean any and all permits, licenses, registrations, notifications, exemptions and any other Approvals required of the Company or any of its Subsidiaries under any Environmental Laws to operate the Company as currently operated.

“Environmental Report” shall mean any report, study, assessment, audit, or other similar document that addresses (i) any issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in or addition to Environmental Law, that may in any way affect the Company or any entity for which it may be liable or any Subsidiary; or (ii) the environmental condition of any Real Property or any real property formerly owned, operated of leased by the Company or any of its Subsidiaries.

“Equity Holders” shall mean, collectively, all Shareholders and holders of In the Money Vested Stock Options.

“Equityholders’ Representative” has the meaning set forth in the Preamble and Section 9.6(a).

“Equityholders’ Representative’s Defense Election” has the meaning set forth in Section 9.10.

“Equityholders’ Representative Expense Amount” has the meaning set forth in Section 3.5(d).

“Equityholders’ Representative Expense Fund” has the meaning set forth in Section 3.5(b).

“Equityholders’ Representative Per Share Expense Amount” means the quotient of (i) $250,000 divided by (ii) the Fully Diluted In the Money Total.

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“ERISA” has the meaning set forth in Section 4.13.

“ERISA Affiliate” has the meaning set forth in Section 4.13(a).

“Escrow Agent” shall have the meaning set forth in Section 9.3.

“Escrow Agreement” shall have the meaning set forth in Section 6.12.

“Escrow Amount” has the meaning set forth in Section 3.5(d).

“Escrow Claim Notice” has the meaning set forth in Section 9.7(a).

“Escrow Fund” has the meaning set forth in Section 3.5(b).

“Escrow Per Share Amount” has the meaning set forth in Section 3.5(d).

“Escrow Termination Date” has the meaning set forth in Section 9.5.

“Estimated August 31 Working Capital” has the meaning set forth in Section 3.8(a).

“Estimated Working Capital Adjustment” has the meaning set forth in Section 3.8(a).

“Estimated Working Capital Schedule” has the meaning set forth in Section 3.8(a).

“EU” has the meaning set forth in Section 4.28(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Rights” has the meaning set forth in Section 6.17(c).

“Exclusivity Agreement” shall mean that certain Exclusivity Agreement dated as of June 14, 2006 among the Company, Parent, Orthofix and the Principal Shareholders.

“Existing Indebtedness” means the Loan and Line of Credit Facility by and among the Company as borrower and Banknorth, N.A. as lender.

“Extended End Date” has the meaning set forth in Section 8.1(b).

“FDA” has the meaning set forth in Section 4.28(a).

“FDA Act” has the meaning set forth in Section 4.28(a).

“FDA Law and Regulation” has the meaning set forth in Section 4.28(a).

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. § 1320a-7b(f).

“Final August 31 Working Capital” has the meaning set forth in Section 3.8(b).

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“Final Working Capital Schedule” has the meaning set forth in Section 3.8(b).

“Financial Statements” has the meaning set forth in Section 4.9.

“Financing” has the meaning set forth in Section 5.5.

“Financing Letter” has the meaning set forth in Section 5.5.

“Foreign Competition Laws” means any non-U.S. Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Fully Diluted In the Money Total” has the meaning set forth in Section 3.1(b).

“FTC” shall mean the United States Federal Trade Commission.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” means any governmental agency or authority of the United States, any domestic state, or any foreign country, and any political subdivision or agency thereof, and includes any authority having governmental or quasi-governmental powers, including any administrative agency or commission.

“Hazardous Materials” means any wastes, substances, radiation, or materials (whether solids, liquids or gases): (i) which are hazardous, toxic, infectious, explosive, radioactive, carcinogenic, or mutagenic; (ii) which are or become defined as “pollutants,” “contaminants,” “hazardous materials,” “hazardous wastes,” “hazardous substances,” “chemical substances,” “radioactive materials,” “solid wastes,” or other similar designations in, or otherwise subject to regulation under, any Environmental Laws; (iii) the presence of which on the Real Property cause or threaten to cause a nuisance pursuant to applicable statutory or common law upon the Real Property or to adjacent properties; (iv) which contain without limitation polychlorinated biphenyls (“PCBs”), mold, methyl-tertiary butyl ether (“MTBE”), asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof); or (v) which pose a hazard to human health, safety, natural resources, employees, or the environment.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (i) all indebtedness (whether or not contingent) for borrowed money, (ii) all obligations (contingent or otherwise) for the deferred purchase price of assets, property or services (other than current trade payables incurred in the ordinary course of business), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property, (v) all obligations under capital leases, (vi) all obligations, contingent or otherwise, as an account party under acceptance, letter of credit or similar facilities, (vii) all obligations under any currency, interest rate or other hedge agreement or any other hedging arrangement, (viii) all direct or indirect guarantee, support or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (vii) above, and (ix) all obligations of the kind referred to in clauses (i) through (viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and Contract rights) owned by the Company or its Subsidiaries, whether or not the Company or any Subsidiary of the Company has assumed or become liable for the payment of such obligation, but not including any indebtedness taken into account in determining the Estimated August 31 Working Capital, the Working Capital or the Final August 31 Working Capital. For the avoidance of doubt, the following shall constitute Indebtedness:

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(a)    all remaining obligations under the following lease agreements:  Master Lease Finance Agreement, dated as of September 28, 2004, by and between Banknorth Leasing Corp. and the Company; Lease Agreement, dated as of January 23, 2003, by and between Banknorth Leasing Corp. and the Company (Lease #1015099); Lease Agreement, dated as of April 4, 2003, by and between Banknorth Leasing Corp. and the Company (Lease #1014944); and

(b)     all promissory notes evidencing borrowings from Banknorth N.A. and all amounts owed to Banknorth N.A.

“In the Money” has the meaning set forth in Section 3.1(c).

“Intellectual Property” has the meaning set forth in Section 4.19(a).

“Interim Financial Statements” has the meaning set forth in Section 4.9(a).

“IRS” has the meaning set forth in Section 4.13(b).

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. §§ 13:1K-6 et seq.

“Knowledge” means (i) in the case of the Company, the actual knowledge of a particular fact of Matthew V. Lyons, Michael W. Lyons, William G. Lyons, III, Ronald J. Stevenson, Diane Johnson, Group Vice President, Non-Fusion and Acting Director of Quality Assurance (but, in the case of Ms. Johnson, only with respect to matters involving the voluntary recall by the Company of its ICON™ Modular Fixation System) and the actual knowledge any such individual would reasonably be expected to have of a particular fact after due inquiry, (ii) in the case of Parent, the actual knowledge of a particular fact of any individual who is serving as an executive officer of Parent or Orthofix as of the date hereof and the actual knowledge such individuals would reasonably be expected to have of a particular fact after due inquiry and (iii) in the case of the Principal Shareholders, the actual knowledge of a particular fact of the Principal Shareholders and the actual knowledge any such individual would reasonably be expected to have of a particular fact after due inquiry.

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“Law” means all laws, statutes, ordinances, directives, Regulations and similar mandates of any Governmental Authority, including all Orders of Courts having the effect of law in each such jurisdiction.

“Lenders” has the meaning set forth in Section 5.5.

“Lien” means any mortgage, pledge, security interest, attachment, encumbrance, lien (statutory or otherwise), license, claim, option, conditional sale agreement, right of first refusal, first offer, termination, participation or purchase or charge of any kind (including any agreement to give any of the foregoing); provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities Laws.

“Losses” has the meaning set forth in Section 9.2(a).

“Majority in Interest” has the meaning set forth in Section 9.6(c).

“Mass-Market Shrink Wrap Software” means any shrink-wrap, click-wrap or similar substantially non-negotiated license to use mass-market software or to use a mass-market electronic interactive service, including but not limited to the licenses, user agreements or similar agreements consumers enter to become authorized to use the Company’s products.

“Material Adverse Effect” means any fact, event, change, development, circumstance or effect (i) that, when such term is used in relation to the Company or any of its Subsidiaries, taken as a whole (A) is materially adverse to the business, condition (financial or otherwise), prospects, assets, liabilities, or results of operations of the Company or its Subsidiaries, or (B) would materially impair or delay the ability of the Company to perform its obligations hereunder, including the consummation of the Merger, (ii) that, when such term is used in relation to Parent or Merger Sub, would materially impair or delay the ability of the Parent or Merger Sub to perform its obligations hereunder, including the consummation of the Merger or (iii) that, when such term is used in relation to any Principal Shareholder, would materially impair or delay the ability of such Principal Shareholder to perform its obligations hereunder, including the consummation of the Merger. For the purpose of analyzing whether any fact, event, change, development, circumstance or effect constitutes a “Material Adverse Effect” on the Company or any of its Subsidiaries for any purpose under this Agreement, the analysis of materiality shall not be limited solely to a long term perspective (and whether any fact, event, change, development, circumstance or effect is or might be short term, temporary or cyclical in nature shall not be dispositive as to the absence of a Material Adverse Effect). Any fact, event, change, development, circumstance, or effect shall not be deemed to have a Material Adverse Effect if such fact, event, change, development, circumstance or effect results or arises from (i) changes or conditions generally affecting the industry in which the Company and its Subsidiaries market their products and services, except to the extent such fact, event, change, development, circumstance or effect disproportionately affects (relative to other participants in the industry in which the Company and its Subsidiaries market their products and services) the Company and its Subsidiaries, taken as a whole, (ii) changes in Laws or Regulations or in general economic or political conditions (including armed hostilities or terrorist actions), except to the extent such changes or conditions disproportionately affect (relative to other participants in the industry in which the Company and its Subsidiaries market their products and services) the Company and the Subsidiaries, taken as a whole, or (iii) the public announcement of this Agreement and the transactions contemplated hereby or the consummation of the transactions contemplated hereby.

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“Material Contracts” has the meaning set forth in Section 4.7(a).

“MDD” has the meaning set forth in Section 4.28(b)(i).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(b).

“MBCA” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 3.4.

“Nanotherapeutics Agreement” shall mean that certain Distribution Agreement dated June 23, 2005 between the Company and Nanotherapeutics, Inc.

“Noncompetition Period” shall mean the period commencing on the date the Effective Time occurs and ending on the fourth anniversary of such date.

“Non-Defense Election” has the meaning set forth in Section 9.10.

“Non-Escrow Claim Notice” has the meaning set forth in Section 9.10.

“Non-U.S. Permits” has the meaning set forth in Section 4.28(b)(ix).

“Non-U.S. Medical Device Regulatory Agency” has the meaning set forth in Section 4.28(b)(iii).

“OFAC Regulations” has the meaning set forth in Section 4.32(a).

“Option Consideration” has the meaning set forth in Section 3.3(a).

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“Optionholder” means the holder of a Stock Option as of immediately prior to the Effective Time.

“Order” means any judgment, order, decision, writ, injunction, ruling or decree of, or any settlement under the jurisdiction of, any Court or Governmental Authority.

”Orthofix” has the meaning set forth in the Preamble.

“Other Equity Holders” has the meaning set forth in Section 9.2(d).

“Outstanding Stock Options” has the meaning set forth in Section 4.3.

“Parent” has the meaning set forth in the Preamble.

“Parent Indemnified Person(s)” has the meaning set forth in Section 9.2(a).

“Parent Indemnity Claim” has the meaning set forth in Section 9.6(a).

“Parent Representatives” has the meaning set forth in Section 6.3(a).

“Parent Termination Fee” has the meaning set forth in Section 8.2(b).

“Parties” has the meaning set forth in the Preamble hereto.

“Paying Agent” has the meaning set forth in Section 3.5(a).

“Per Share Consideration” has the meaning set forth in Section 3.1(b).

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, joint venture other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

“PFIC” has the meaning set forth in Section 4.17(p).

“PHSA” has the meaning set forth in Section 4.28(a).

“Pre-Effective Time Returns” has the meaning set forth in Section 10.2(b).

“Principal Shareholder Representative(s)” has the meaning set forth in Section 6.2(b).

“Principal Shareholders” has the meaning set forth in the Preamble hereto.

“Product” shall mean any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of the Company or any of its Subsidiaries, including any product sold in the United States by the Company or any of its Subsidiaries as the distributor, agent, or pursuant to any other contractual relationship with a non-U.S. manufacturer.

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“Qualified Accountant” shall mean an independent accounting firm of nationally recognized standing which is reasonably acceptable to both the Equityholders’ Representative and Parent.

“Real Property” has the meaning set forth in Section 4.16(b).

“Receiving Party” means a Party or any Representative of such Party that receives Confidential Information from a Disclosing Party.

“Regulation” means any rule, regulation, policy or interpretation of any Governmental Authority having the effect of Law.

“Related Agreements” means each Continuing Employment Agreement and the Escrow Agreement.

“Release” means any presence or exposure to or emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, release or threatened release of Hazardous Materials into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Released Parties” has the meaning set forth in Section 6.4.

“Releasing Parties” has the meaning set forth in Section 6.4.

“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual Release of Hazardous Materials.

“Restricted Territory” means each county or similar political subdivision of each State of the United States of America (including each of the counties of the Commonwealth of Massachusetts) in which the Surviving Corporation or any of its Subsidiaries or Parent sells or markets products or services.

“Returns” has the meaning set forth in Section 10.2.

“Scheduled Company Intellectual Property” has the meaning set forth in Section 4.19(b).

“SDN List” has the meaning set forth in Section 4.32(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 4.3(c).

“Shareholder Approval” has the meaning set forth in Section 4.5.

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“Shareholders” shall mean the holders of Company Common Stock as of immediately prior to the Effective Time.

“Sharing Percentage” means, with respect to each Equity Holder, a percentage equal to:

100 multiplied by the quotient of (i) the sum of (A) the number of shares of Company Common Stock exchanged and converted by such Equity Holder pursuant to Article III and (B) the number of In the Money Vested Stock Options held by such Equity Holder immediately prior to the Effective Time), divided by (ii) the Fully Diluted In the Money Total.

“Specified Employee” has the meaning set forth in Section 6.15.

“Stock Based Rights” has the meaning set forth in Section 4.3(c).

“Stock Option” has the meaning set forth in Section 3.1(c).

“Stock Option Plan” means the Company’s 2000 Stock Award and Option Plan.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, association or other legal entity of which the Company, the Surviving Corporation, Parent or such other Person, as the case may be, (i) owns, directly or indirectly, greater than 50% of the stock or other equity interests the holder of which is generally entitled to vote as a general partner or for the election of the board of directors or other governing body of a corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, association or other legal entity or (ii) has any arrangement, understanding or agreements entitling the Company, the Surviving Corporation, the Parent or other Person to vote as a general partner or for the election of a majority of the board of directors or other governing body of a corporation, partnership, joint venture, trust, unincorporated organization, association or other legal entity.

“Survival Period” has the meaning set forth in Section 9.1.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Syracuse Lease” means that certain Commercial Lease Agreement between Upstate L.L.C., as Landlord, and the Company, as Tenant, dated December 1, 2004 and any other agreements between the Company and such Landlord with respect to property located at 1860 Erie Blvd. East, Syracuse, NY.

“Takeover Statute” has the meaning set forth in Section 4.21.

“Tax” has the meaning set forth in Section 4.17(a).

“Taxes” has the meaning set forth in Section 4.17(a).

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“Tax Returns” has the meaning set forth in Section 4.17(a).

“Third Party Claim” has the meaning set forth in Section 9.10.

“Third Party Intellectual Property Rights” has the meaning set forth in Section 4.19(b).

“Threshold” has the meaning set forth in Section 9.4(b).

“Total Closing Calculation Amount” has the meaning set forth in Section 3.1(b).

“Total Current Assets” means the sum of the amounts of accounts receivable, inventory, prepaid expenses, deposits current and other current assets as of the end of day for which the calculation is made.

“Total Current Liabilities” means the sum of the amounts of accounts payable, salaries & wages payable, commissions payable and accrued expenses as of the end of the day for which the calculation is made.

“Trade Secrets” means all know-how, trade secrets, Confidential Information, customer lists, software (source code and object code), technical information, data, process technology, plans, drawings and blue prints, anywhere in the world.

“Transfer Taxes” has the meaning set forth in Section 10.7.

“Transmittal Letter” has the meaning set forth in Section 3.5(c).

“UBS” has the meaning set forth in Section 4.22.

“Vested Stock Option” has the meaning set forth in Section 3.1(c).

“Unvested Stock Option” has the meaning set forth in Section 3.1(c).

“WARN Act” has the meaning set forth in Section 4.14(b).

“Warrants” shall mean (i) that certain Class B Common Stock Purchase Warrant No. PW-001, dated January 16, 2004, issued by the Company to Matthew V. Lyons providing for the purchase of 86,000 shares of Class B Common Stock at the price of $2.50 per share (ii) that certain Class B Common Stock Purchase Warrant No. PW-002, dated January 16, 2004, issued by the Company to Michael W. Lyons providing for the purchase of 86,000 shares of Class B Common Stock at the price of $2.50 per share and (iii) that certain Class B Common Stock Purchase Warrant No. PW-003, dated January 16, 2004, issued by the Company to William G. Lyons, III providing for the purchase of 86,000 shares of Class B Common Stock at the price of $2.50 per share.

“Working Capital” means, as of any date, the amount equal to the amount of Total Current Assets as of the end of the day of such date less the amount of Total Current Liabilities as of the end of the day of such date. For the avoidance of doubt, Working Capital shall be calculated without regard to Taxes payable.

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